Exhibit D

TABLE OF CONTENTS

INTRODUCTION	D-1

MAP OF BRAZIL	D-2

SUMMARY	D-3

THE FEDERATIVE REPUBLIC OF BRAZIL	D-5
Area, Population and Society	D-5
Form of Government and Political Parties	D-7
Foreign Affairs and Membership in International Organizations	D-8

THE BRAZILIAN ECONOMY	D-9
Historical Background	D-9
The 2012-2015 Multi-Year Plan	D-9
The Brazilian Economy in 2011	D-11
Gross Domestic Product	D-12
Prices and Wages	D-15
Employment and Labor	D-15
State-Controlled Enterprises	D-17
Environment	D-18
Education	D-19
Wealth and Income Distribution	D-19
Antitrust Law	D-20
Incentives for Private Investment	D-21

PRINCIPAL SECTORS OF THE ECONOMY	D-23
Industry	D-23
Services	D-25
Agriculture and Livestock	D-28

BALANCE OF PAYMENTS AND FOREIGN TRADE	D-29
Balance of Payments	D-29
Foreign Trade	D-30
Foreign Investment	D-35
International Reserves	D-36
Foreign Exchange Rates and Exchange Controls	D-36
Swap Transactions	D-37

THE FINANCIAL SYSTEM	D-38
General	D-38
Institutional Framework	D-38
Monetary Policy and Money Supply	D-39
Limitation of Public Sector Debt	D-40
Public Sector Financial Institutions	D-41
Private Sector Financial Institutions	D-42
Regulation by Central Bank	D-42

Securities Markets	D-46

PUBLIC FINANCE	D-48
Consolidated Public Sector Fiscal Performance	D-48
Budget Process	D-50
2012 Budget	D-52
Taxation and Revenue Sharing Systems	D-55
Sovereign Fund	D-56
Fiscal Responsibility Law and Fiscal Crime Law	D-56

PUBLIC DEBT	D-58
General	D-58
Legal Aspects: Public Debt Regulation and Taxation	D-62
Contingent Liabilities	D-64
Public Sector External Debt	D-64
External Federal Public Debt	D-66
Advances in External Debt Management	D-69
Advances in Domestic Debt Management	D-69
External Debt Restructuring and Debt Record	D-70

TABLES AND SUPPLEMENTARY INFORMATION	D-72

INTRODUCTION

This description of the Federative Republic of Brazil (“Brazil” or the “Republic”) is dated as of October 1, 2012 and appears as Exhibit D to the Republic’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2011. In this report, references to “dollars”, “U.S. dollars”, “U.S.$” and “$” are to United States dollars, and references to “real”, “reais” and “R$” are to Brazilian reais. The fiscal year of the federal Government of Brazil (the “Federal Government”) ends December 31 of each year. The fiscal year ended December 31, 2011 is referred to herein as “2011”, and other years are referred to in a similar manner. Tables herein may not add due to rounding.

The following table sets forth certain exchange rate information reported by the Central Bank for the sale of U.S. dollars, expressed in nominal reais, for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the real.

Table No. 1

Commercial Exchange Rates (Sell Side)

R$/$1.00

Year	Average for Period(1)	End of Period	Percentage Change (End of Period)
2007	1.9483	1.7713	(17.2)
2008	1.8375	2.3370	31.9
2009	1.9935	1.7412	(25.5)
2010	1.7593	1.6662	(4.3)
2011	1.6746	1.8758	12.6

(1)	Weighted average of the exchange rates on business days during the period.

Source: Central Bank.

MAP OF BRAZIL

SUMMARY

The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.

Table No. 2

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2007		2008		2009		2010		2011
The Economy
Gross Domestic Product:
(in billions of current Brazilian reais)	R$	2,661.34	R$	3,032.20	R$	3,239.40	R$	3,770.08	R$	4,143.01
(in U.S.$ billions)(1)	U.S.$	1,366.5	U.S.$	1,650.9	U.S.$	1,625.6	U.S.$	2,143.9	US$	2,475.1
Real GDP Growth (decline)(2)		6.1%		5.2%		(0.3)%		7.5%		2.7%
Population (millions)		187.6		189.6		191.5		193.3		194.9
GDP Per Capita(3)	U.S.$	7,282.73	U.S.$	8,706.68	U.S.$	8,489.82	U.S.$	11,093.88	U.S.$	12,696.10
Unemployment Rate(4)		7.4%		6.8%		6.8%		5.3%		4.7%
IPCA (rate of change) (5)		4.5%		5.9%		4.3%		5.9%		6.5%
IGP-DI (rate of change)(6)		7.9%		9.1%		(1.4)%		11.3%		5.0%
Nominal Devaluation Rate(7)		(17.2)%		31.9%		(25.5)%		(4.3)%		12.6%
Domestic Real Interest Rate(8)		7.10%		6.20%		5.38%		3.66%		4.8%
Balance of Payments (in U.S.$ billions)
Exports		160.6		197.9		153.0		201.9		256.0
Imports		(120.6)		(173.1)		(127.7)		(181.8)		(226.2)
Current Account		1.6		(28.2)		(24.3)		(47.3)		(52.6)
Capital and Financial Account (net)		89.1		29.4		71.3		99.9		112.4
Overall Balance (Change in Reserves)		87.5		3.0		46.7		49.1		58.6
Total Official Reserves		180.3		193.8		238.5		288.6		352.0
Public Finance (% of GDP) (9) (10)
Central Government Primary Balance		2.8%		2.0%		3.3%		2.5%		2.6%
Consolidated Public Sector Primary Balance		3.3%		3.4%		2.0%		2.7%		3.1%
Federal Public Debt (in R$ billions)
Domestic Federal Public Debt (DFPD or DPMFi)	R$	1,224.87	R$	1,264.82	R$	1,398.42	R$	1,603.94	R$	1,783.06
External Federal Public Debt (EFPD or DPFe)	R$	108.88	R$	132.51	R$	98.97	R$	90.10	R$	83.29
Federal Public Debt as % of Nominal GDP		50.1%		46.1%		46.2%		44.9%		45.0%
Total Federal Public Debt (in R$ billions)(11)	R$	1,333.75	R$	1,397.34	R$	1,497.39	R$	1,694.04	R$	1,866.35
General Government Gross Debt (GGGD or DBGG) (in R$ billions)(12)	R$	1,542.85	R$	1,740.89	R$	1,973.42	R$	2,011.52	R$	2,243.60
DBGG as % of GDP		58.0%		57.4%		60.9%		53.4%		54.2%
Public Sector Net Debt (NPSD or DLSP) (in R$ billions)(13)(14)	R$	1,211.76	R$	1,168.24	R$	1,362.71	R$	1,475.82	R$	1,508.55
DLSP as % of GDP		45.5%		38.5%		42.1%		39.2%		36.4%

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon current Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística, or “IBGE”).
(6)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(7)	Year-over-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(8)	Brazilian federal treasury securities deflated by the IPCA and adjusted at each month-end to denote real annual yield.
(9)	The Central Government consists of the National Treasury Secretariat, the Social Security System (RGPS) and the Central Bank. The Consolidated Public Sector consists of the Central Government, States, municipalities and public enterprises, except Petrobras and Eletrobras.
(10)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(11)	Total Federal Public Debt announced by the National Treasury Secretariat.
(12)	The General Government Gross Debt (GGGD) pertains to that of the federal, state and municipal governments, both with the private sector and the public financial sector. However, debts that are responsibility of state-owned companies (at the three levels of government) are not covered by the GGGD category. Although the Central Bank is not an entity whose liabilities figure in this indicator, its open-market operations committed to the financial sector are classified as general government debt.

(13)	The Net Public Sector Debt (NPSD) refers to the total obligations of the non-financial public sector deducted from its financial assets held by non-financial private agents as well as public and private financial agents. For Brazil, unlike for many other countries, net debt includes Central Bank assets and liabilities including, among other items, international reserves (assets) and the monetary base (liabilities).
(14)	NPSD is the main indebtedness indicator used by the Brazilian government when making economic policy decisions and, as compared to GGGD, more adequately reflects the dynamics of public liabilities and the government’s fiscal efforts, which are shown by the consolidated primary balance at all levels. For example, in its fiscal reports, the federal government generally focuses on the NPSD/GDP ratio, and includes in its Budgetary Guidelines Law (LDO) an annual estimate of this indicator’s evolution for the current year and three subsequent years, based on its expectations about real interest rates, economic growth and primary surplus targets for the whole public sector.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank of Brazil; National Treasury Secretariat

THE FEDERATIVE REPUBLIC OF BRAZIL

Area, Population and Society

Brazil is the fifth largest country in the world and occupies nearly half the land area of South America, sharing borders with every country in South America except Chile and Ecuador. Brazil is officially divided into five regions consisting of 26 States and the Federal District, where the Republic’s capital, Brasília, is located. The official language of Brazil is Portuguese.

Brazil has one of the most extensive river systems in the world. The dense equatorial forests and semi-arid plains of the North are drained by the Amazon River and the fertile grasslands of the South by the Paraná, Paraguay and Uruguay Rivers. Other river systems drain the central plains of Mato Grosso and the hills of Minas Gerais and Bahia. Most of the country lies between the Equator and the Tropic of Capricorn, and the climate varies from tropical to temperate. More than half of the total terrain of Brazil consists of rolling highlands varying from 650 to 3,000 feet in altitude.

According to the demographic census conducted by the IBGE in 2010, Brazil had an estimated population of 193.3 million that year. The IBGE estimated that Brazil’s population as of December 31, 2011 was 194.9 million. The average age of the Brazilian population, as reported by IBGE in its 2010 Population Census, was 32.1 years. The following table sets forth the age distribution of the Brazilian population as of 2010:

Brazilian Population Distribution by Sex, According to Age Groups

Age	Number of Men	Percentage of Men	Number of Women	Percentage of Women
0 - 4 years	7,016,987	3.7%	6,779,172	3.6%
5 - 9 years	7,624,144	4.0%	7,345,231	3.9%
10 - 14 years	8,725,413	4.6%	8,441,348	4.4%
15 - 19 years	8,558,868	4.5%	8,432,002	4.4%
20 - 24 years	8,630,227	4.5%	8,614,963	4.5%
25 - 29 years	8,460,995	4.4%	8,643,418	4.5%
30 - 34 years	7,717,657	4.0%	8,026,855	4.2%
35 - 39 years	6,766,665	3.5%	7,121,916	3.7%
40 - 44 years	6,320,570	3.3%	6,688,797	3.5%
45 - 49 years	5,692,013	3.0%	6,141,338	3.2%
50 - 54 years	4,834,995	2.5%	5,305,407	2.8%
55 - 59 years	3,902,344	2.0%	4,373,875	2.3%
60 - 64 years	3,041,034	1.6%	3,468,085	1.8%
65 - 69 years	2,224,065	1.2%	2,616,745	1.4%
70 - 74 years	1,667,373	0.9%	2,074,264	1.1%
75 - 79 years	1,090,518	0.6%	1,472,930	0.8%
80 - 84 years	668,623	0.4%	998,349	0.5%

85 - 89 years	310,759	0.2%	508,724	0.3%
90 - 94 years	114,964	0.1%	211,595	0.1%
95 - 99 years	31,529	0.0%	66,806	0.0%
Over 100 years	7,247	0.0%	16,989	0.0%

Source: IBGE

IBGE also estimates that the population is currently growing at a rate of 1.17% per year. Approximately 160.9 million people, or 84.4% of the population, live in urban areas. According to the 2010 Census, the largest cities in Brazil were São Paulo and Rio de Janeiro, with estimated populations of 11.2 million and 6.3 million, respectively. Other cities with populations in excess of one million were Brasília, Belém, Belo Horizonte, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife and Salvador. The States with the largest GDP in Brazil, São Paulo, Rio de Janeiro and Minas Gerais, had populations in excess of 41.2 million, 15.9 million and 19.5 million, respectively.

According to the United Nations’ “International Human Development Indicators” report for 2011, Brazil has made significant progress in improving social welfare over the past three decades. During that period, life expectancy in Brazil increased by 17.6% (from 62.5 years in 1980 to 73.5 years in 2011) and infant mortality rate decreased 76.6% (from 90 per 1,000 live births in 1980 to 21 per 1,000 live births in 2009). Adjusted for purchasing power parity by the International Monetary Fund, real GDP per capita rose 200.87% from 1980 ($3,760.61) to 2010 ($11,314.48). In addition, the reduction in inflation under the Plano Real and the consequent diminution of the erosion of purchasing power have improved the social welfare of large numbers of lower-income Brazilians.

The following table sets forth comparative GDP per capita figures and other selected comparative social indicators for 2010.

Table No. 3

Social Indicators

	Brazil	Chile	Colombia	Mexico	U.S.
Real GDP per capita (1)	$11,210	$15,779	$9,453	$14,564	$47,153
Life expectancy at birth (years) (2)	73.1	78.9	73.4	76.7	78.2
Infant mortality rate (per 1,000 births) (3)	17.3	7.7	18.1	14.1	6.5
Adult literacy rate (4)	90.0%	98.6%	93.2%	93.4%	n.a.

(1)	GDP per capita estimates are derived from purchasing power parity (PPP) calculations with current international dollars. Information presented is for 2010, as information for 2011 is not yet available.
(2)	Data refer to the most recent year available (2010).
(3)	Information presented is for 2010, as information for 2011 is not yet available.
(4)	Data refer to the most recent year available (2008 for Brazil and Chile, 2009 for Colombia and Mexico)

Source: World Bank.

Form of Government and Political Parties

Brazil is a democratic state with a civilian led government. The current Brazilian Constitution (the Constituição da República Federativa do Brasil, or “Constitution”) was adopted in 1988, and in 1989, direct presidential elections were held for the first time in 29 years. Brazil is a federative republic with broad powers granted to the Federal Government. The Constitution provides for three independent branches of government: an executive branch headed by the President; a legislative branch consisting of the bicameral National Congress, composed of the Chamber of Deputies and the Senate; and a judicial branch consisting of the Federal Supreme Court and lower federal and State courts.

Under the Constitution, the President is elected by direct vote and the President and certain other elected officials may be re-elected for a second term. The President’s powers include the right to appoint ministers and key executives in selected administrative posts. The President may issue provisional measures (medidas provisórias) with the same scope and effect as legislation enacted by the National Congress. However, the Constitution prohibits the issuance of provisional measures for, among other things, the implementation of multi-year plans and budgets, the seizure of financial or other assets, and the regulation of matters that the Constitution specifically requires the National Congress to regulate through complementary law. Provisional measures are enforceable for up to 60 days and are extendable for a single additional period of 60 days. If a provisional measure is rejected or if it is not approved by the National Congress within the enforcement period, the provisional measure becomes invalid as of the date it was issued. The Constitution expressly prohibits the re-issuance of provisional measures if the measure is not approved by the National Congress within the enforcement period.

In October 2010, the Workers’ Party (Partido dos Trabalhadores, or “PT”) candidate, Dilma Vana Rousseff, was elected as Brazil’s first female president. She took office on January 1, 2011, replacing outgoing president Luiz Inácio Lula da Silva. In December 2010, President Rousseff announced that her administration would be based on democratic principles, would continue the goal of eradicating poverty with the “Plano Brasil Sem Miséria” (Brazil Without Poverty Plan), and would follow the economic agenda implemented by previous administrations, with a focus on controlling inflation and creating an environment of sustainable growth.

The legislative branch of the Federal Government consists of a bicameral National Congress composed of the Senate and the Chamber of Deputies. The Senate is composed of 81 Senators, elected for staggered eight-year terms, and the Chamber of Deputies has 513 Deputies, elected for concurrent four-year terms. Each State and the Federal District is entitled to three Senators. The number of Deputies from each State is generally proportional to the size of its population. However, each state, regardless of size, is entitled to have a minimum of 8 Deputies and a maximum of 70 Deputies. This quasi-proportional system assures smaller States (whether by size or population) an important role in the National Congress.

During the October 2010 elections, 513 federal deputies and 54 of 81 senators were elected, taking office on February 1, 2011. Following the October 2010 elections, the coalition of political parties supporting President Rousseff obtained 59% (304/513) of the seats in the Chamber of Deputies and 62% (50/81) of the seats in the Senate. As of September 27, 2012, 64% (330/513) of the seats in the Chamber of Deputies and 68% (55/81) of the seats in the Senate are held by parties that support President Rousseff. Senator José Sarney and Representative Marco Maia, both allied to President Rousseff, were elected presidents of the Senate and of the Chamber of Deputies, respectively.

Judicial power is exercised by the Federal Supreme Court (composed of 11 Justices), the Superior Court of Justice (composed of 33 Justices), the Federal Regional Courts (appeals courts), military courts, labor courts, electoral courts and several lower federal courts. The Federal Supreme Court, whose members are appointed for life by the President (with mandatory retirement at 70 years of age), has ultimate appellate jurisdiction over decisions rendered by lower federal and State courts on Constitutional matters.

Brazil is divided administratively into 26 States and the Federal District. The States are designated as autonomous entities within the federative union and have all powers that the Constitution does not preclude the States from exercising. The Constitution reserves to the Federal Government the exclusive power to legislate in certain areas, including, among others, monetary systems, foreign affairs and trade, social security and national defense. The States may exercise legislative power in matters not reserved exclusively to the Federal Government and have, concurrently with the Federal Government, certain powers of taxation. At the State level, executive power is exercised by governors elected for four-year terms and legislative power by State deputies also elected for four-year terms. Judicial power at the State level is vested in the State courts, and appeals of State court judgments may be taken to the Superior Court of Justice and the Federal Supreme Court.

Foreign Affairs and Membership in International Organizations

Brazil maintains diplomatic and trade relations with almost every nation in the world. It has been a member of the United Nations since 1945. The Republic participates in the organizations under the control of the United Nations Secretariat, as well as others of a voluntary character, such as the Food and Agriculture Organization.

Brazil is an original member of the International Monetary Fund (“IMF”) and the World Bank, as well as three affiliates of the World Bank: the International Finance Corporation, the International Development Association and the Multilateral Investment Guaranty Agency. Brazil was an original member of the General Agreement on Tariffs and Trade (“GATT”) and is a charter member of the World Trade Organization. In addition, Brazil is an original member of the Inter-American Development Bank (“IDB”), the Inter-American Investment Corporation, the African Development Bank Group and the International Fund for Agricultural Development.

Brazil is an active member of the Group of Twenty, or G20, which is the premier forum for international cooperation on the most important aspects of international economic and financial issues. It brings together the world’s major advanced and emerging economies.

Brazil is also a member of the Brazil-Russia-India-China-South Africa (BRICS) group. The last BRICS summit took place in India, on March 29, 2012, with an overarching theme of “BRICS Partnership for Global Stability, Security and Prosperity”. This event was the fourth since the BRICS group was formed in 2009.

At the regional level, Brazil participates in the Organization of American States (“OAS”) and in several sub-regional organizations under the OAS, as well as in the Latin American Economic System, the Latin American Integration Association, the Andean Development Corporation, the Financial Fund for the Development of the River Plate Basin and the Southern Common Market (Mercado Comum do Sul, or “Mercosul”). Brazil is also a member state of the União das Nações Sul-Americanas (the Union of South American Nations or “UNASUR”).

In March 1991, Brazil, Argentina, Paraguay and Uruguay signed the Treaty of Asuncion, formally establishing Mercosul. In December 1994, the four member countries signed an agreement establishing the date of January 1, 1995 for the implementation of a Common External Tariff (“CET”) intended to transform the region into a customs union. On June 29, 2012, Paraguay was suspended from Mercosul following the impeachment of Paraguay’s president by the Paraguayan Senate. The suspension resolution provided that Paraguay’s suspension will be lifted when its democratic government has been restored. On July 31, 2012, Venezuela was admitted to Mercosul as its fifth full member. In addition to the full member countries, Mercosul has five associate members: Bolivia, Chile, Colombia, Ecuador and Peru. Associate members are included in free trade treaties but have no voting rights within Mercosul.

At the London G-20 meeting on April 2, 2009, former President da Silva announced Brazil’s intention to contribute substantial funding to the IMF to assist the international effort to confront the global financial crisis. On June 10, 2009, the Minister of Finance, Guido Mantega, announced that Brazil would lend $10 billion to the IMF, which is approximately the amount of Brazil’s quota in the IMF. The closing of this loan was conditioned upon the issuance of notes by the IMF and also on the conclusion of negotiations on changes to the New Agreement to Borrow (“NAB”). The NAB was signed between Brazil and the IMF on January 22, 2010, and the IMF issued notes to Brazil in exchange for the $10 billion loan.

In March 2011, ten bilateral agreements were signed between Brazil and the United States. The ten agreements address several strategic areas of bilateral cooperation, including trade and economic cooperation (setting up a high-level commission on economic and commercial cooperation), air transportation, peaceful use of outer space, support for large sports events (the World Soccer Cup and the Olympic Games), research in biodiversity, development of a biofuel for aviation and technical cooperation with other countries. The two nations have established the Brazil-United States Commission on Economic and Trade Relations, with the objective of promoting bilateral economic and trade cooperation.

THE BRAZILIAN ECONOMY

Historical Background

The Brazilian economy experienced high inflation during the late 1980s and early 1990s. This prompted the Federal Government to pursue a series of stabilization plans, which were mostly ineffective. In December 1993, the Federal Government announced a new stabilization program, known as the Plano Real, which proved to be effective in terms of curtailing inflation and building a foundation for sustained economic growth. The Plano Real was also designed to address persistent deficits in the Federal Government’s accounts, expansive credit policies and widespread, backward-looking indexation.

The Plano Real was very successful in reducing Brazilian inflation from hyperinflation, fighting indexation and adopting monetary austerity. Largely as a result of the measures under the Plano Real, the average monthly rate of inflation dropped significantly; the annual rate of inflation for 1994 fell to 916.5%, down from 2,477.1% in 1993. The public sector operational balance also showed a surplus of 1.3% of GDP in 1994, versus a surplus of 0.2% of GDP in 1993.

However, after only a few years, in 1998, the exchange rate was threatened by an adverse global economic environment and a fragile fiscal policy. In early 1999, due to market pressures, the Federal Government announced that the real would float. In July 1999, the Federal Government formally adopted inflation targeting as its monetary policy framework. After a successful start in 1999 and 2000, the Republic was unable to meet inflation targets between 2001 and 2003. In each year since 2005, the Central Bank has kept annual inflation within the limits determined by the National Monetary Council (CMN), a target of 4.5%, with a tolerance interval of plus or minus two percentage points.

To stabilize its foreign exchange market, in 1999 Brazil renegotiated a standby loan facility with the International Monetary Fund (IMF). With the facility, Brazil was able to reduce its balance of payments funding needs while the exchange market stabilized. In 2005, Brazil decided not renew its credit facility and paid all outstanding amounts to the IMF. As a result, Brazil is no longer a debtor of the IMF. Indeed since the April 9, 2009 G-20 summit in London, Brazil has become a lender and net provider of resources to the IMF.

A responsible and sustainable fiscal regime has been a significant reason for the success of Brazil’s monetary policy. In each year from 2000 through 2011, the Brazilian Government achieved its Fiscal Primary Balance target, which is set in Brazil’s annual budget and adjusted by amendment as circumstances require. In 2009 and 2010, during the international financial crisis, the Government fulfilled the adjusted target of 1.93% and 2.5% of GDP, respectively.

The 2012-2015 Multi-Year Plan

The 2012-2015 Plano Plurianual (the 2012-2015 Multi-Year Plan or PPA), called Plano Mais Brasil (More Brazil Plan), outlines anticipated challenges and prospects for the Republic over the next four years. Specifically, the More Brazil Plan discusses development initiatives, the creation of jobs and income, the mass consumption market, public investments (particularly in infrastructure) and Brazil’s growing strength in international affairs.

In the 2012-2015 PPA, the following eleven macro challenges were defined to guide Federal Government policies embodied in government programs.

1. National Development Project: give continuity to the National Development Project, which aims at reducing regional inequalities, rural and urban disparities, and continue the transition to more sustainable productivity, leading to job creation and income distribution. The government’s agenda includes improvement of programs like Brazil without Poverty (Brasil Sem Miséria), Family Grant (Bolsa Família), the Education Development Plan (Plano de Desenvolvimento da Educação) and the Growth Acceleration Program (PAC).

2. Extreme Poverty Eradication: overcome extreme poverty and continue to reduce social inequality. Since 2004, Brazil has been experiencing an unprecedented cycle of development, by combining economic growth with a reduction of inequality. As a result, 28 million people no longer live in absolute poverty, and 36 million have ascended to the middle class. However, there are still 16 million people living in extreme poverty. To change that, the Brazil without Poverty Plan was created, promoting social and productive inclusion of the share of the population classified as extremely poor.

3. Science, Technology and Innovation: consolidate science, technology and innovation as a framework for Brazilian economic development. This challenge can be divided into four main goals: minimize technological disparity; assist Brazil’s international inclusion; stimulate the development of the green and creative economy; aid the eradication of poverty and reduce social inequality.

4. Knowledge, Education and Culture: provide access to education, knowledge, culture and sports, ensuring quality and equity, and valuing diversity. The National Education Plan, which will last until 2020, includes several goals, such as raising enrollment and attendance rates in several stages and types of education; improving the quality of the basic levels of education; training and valuing more teachers and professors; encouraging full-time education; increasing literacy; and increasing public investment in education. The 2012-2015 Multi-Year Plan will serve as a stepping stone to achieve the National Education Plan’s goals, building a systemic view of the educational policies and commitments.

5. Health Care, Social Security and Social Assistance: facilitate universal access to health care, social security and social assistance, ensuring equity and quality of life. Advancements in that area will be strategic to improve social welfare by 2015.

6. Civic engagement and belonging: increase the civic engagement and sense of belonging, promoting gender and ethnic equality, respecting the diversity of human relations, and improving the quality of public services, as well as expanding the access to them.

7. Infrastructure: expand and improve the quality of productive, urban and social infrastructures, ensuring the integration within Brazil and with South America. The election of Brazil as a host for the 2014 FIFA World Cup, and Rio de Janeiro as a host for the 2016 Olympic and Paralympic Games will also stimulate the development of the country’s logistics infrastructure. The ports and airports sectors will benefit directly from the expansion and recovery of their infrastructure. The public and private investments in the ports and airports that will cater to both events will benefit the country not only during those events: their legacy will be of great importance to the country’s development.

8. Democracy and Social Engagement: strengthen democracy and stimulate social participation, increasing the transparency of public actions. This challenge represents the strong commitment of the government to social participation, by creating conditions to guarantee equal opportunities to every citizen.

9. National Integrity and Sovereignty: preserve the constitutional powers, territorial integrity and national sovereignty, actively participating in the promotion and defense of human rights, peace and global development.

10. Public Security: promote citizen safety and integrity by tackling violence and developing a culture of peace. One of the main challenges is dealing with more troubled urban spaces, typical of larger cities. Border security is particularly emphasized in this next Multi-Year Plan, given that the borders constitute a major gateway for organized crime, drugs, weapons and smuggling. The major sporting events Brazil will host in coming years are another concern, due to the large number of people that will be expected to attend. For those events, the Federal Government must focus efforts, specifically on special training, police intelligence and the infrastructure of public security institutions.

11. Public Management: improve the tools for public management, endorsing ethics in the public service and improving the quality of services provided for citizens.

Governmental planning for the four years included in the Multi-Year Plan 2012-2015, presented in the “Programs, Objectives, Targets and Initiatives” section, suggests an investment of over R$5.4 trillion. The resources to finance the 2012-2015 Multi-Year Plan come from the Annual Budget, State-Owned Companies, Investment Budget and Extra Budget Funds.

Of the resources allotted for social policies, R$1.4 trillion will be directed to the Social Security Program and, in the four year period of the Multi-Year Plan, 57% of the resources for Themed Programs will be designated for Social Themed Programs. One of them is the Brazil without Poverty Program, with a budget of around R$20 billion a year to benefit several programs, such as the Family Grant (Bolsa Família), which will extend the benefits already granted to 13 million families to another 800,000 families in a situation of extreme poverty.

Regarding infrastructure policies one of the highlights is the Pre-Salt investment, which should place the country among the five countries with the largest oil reserves in the world by 2020. Taking into account only the Pre-Salt areas under concession, the country will already add between 35 and 40 billion barrels in oil reserves. Other noteworthy investments are to reach the production rate of 3.1 million barrels of oil/day; build two million houses with the My House, My Life Program (Minha Casa, Minha Vida); provide electric power for 495,000 rural homes, through the Light For All Program (Luz para Todos); build and adapt 14,700 km of roads and 4,500 km of railroads; dredge and improve waterway access in 17 ports; and adapt airport infrastructure in order to double the annual passenger handling capacity and reach 305 million per year.

In the productive and environmental development agenda, the main goals of the Productive Development Program are to increase investment from 18.4% to 22.4% of GDP; raise the aggregate value of domestic industry from 44.3% to 45.3% of GDP; raise the share of high and medium-high technology industries from 30.1% to 31.5% of GDP; and increase the domestic industry share in energy markets from 64% to 66%. The budget provided for environmental applications is associated with the preservation of the remaining native vegetation in various biomes, as well as the consolidation of already deforested areas into productive areas.

The Brazilian Economy in 2011

The international economic scenario required the Federal Government to take strong economic policy measures early in 2011. In terms of monetary policy, significant pressure on price levels (robust demand, climatic adversities, concentration of government-managed price adjustments and higher international energy commodities prices) created expectations of an uptick in the basic interest rate (Selic), even though important macroprudential measures had already been adopted.

As new economic indicators were announced (mainly retail sales, credit and labor market), the Monetary Policy Committee (COPOM) began tightening monetary policy, with gradual interest rate (Selic) increases of 50 basis points in January and March.

To further the process of economic adjustment, the Federal Government restricted utilization of R$50.1 billion in the 2011 federal budget, signaling a more austere fiscal policy targeted at bringing inflation into line with the target. However, at the same time in which domestic economic policy was realigned, strong exchange rate appreciation in the second quarter of 2011, caused mainly by a less restrictive monetary policy in the United States, introduced additional difficulties into the process. To limit the distortions generated by this movement, the Federal Government adopted a series of exchange-related measures.

The Federal Government announced additional macroprudential policies in April. These measures had the objectives of moderating growth in the credit supply and influencing the type of resources entering the country.

The Fitch rating agency confirmed Brazil’s credit rating of BBB in April. In June, Moody’s, raised Brazil’s credit rating from Baa3 to Baa2. Both of these measures occurred at a time of intense uncertainty regarding the evolution of the international economy.

Information on the external scenario, coupled with the balance of inflationary risks and continued uncertainties regarding moderation of the pace of domestic activity, led COPOM to revisit the question of the velocity of monetary policy adjustments, raising the basic rate of interest 25 basis points at its April and June meetings, to reach 12.25% per annum.

Despite growing global uncertainties, resource flows to Brazil continued at an intense pace in July, leading Brazilian economic authorities to continue adopting measures of a prudential nature aimed at streamlining exchange market operations. Parallel to this, COPOM signaled that the cycle of a more restrictive monetary policy was nearing its end, by raising the basic interest rate once again, this time by 25 basis points to a level of 12.50% per year.

August was marked by deterioration in the international scenario, due in large measure to a public debt rating downgrade of the United States by Standard & Poor’s (S&P) risk rating agency, accompanied by the first signs of deceleration in Brazilian growth and changes in national economic policy implementation.

On the fiscal side, the Government increased the Central Government 2011 primary surplus target by R$10 billion, from a R$81.7 billion to R$91.7 billion. COPOM initiated a period of more flexible monetary policy, cutting the basic interest rate 50 basis points to 12% per annum, as a way of offsetting the repercussions of the deteriorating external scenario. This process also contributed to convergence of inflation to the medium-term target.

In Brazil, the rate of exchange appreciated once again in October, following a phase of strong depreciation (more than 20%, since the low point registered toward the end of July). However, the Real began losing value against the dollar once again in November and December, under the impact of intense growth in risk aversion. At that moment, it also became increasingly clear that the domestic economy was losing traction as more recent economic activity data were announced. This factor further contributed to COPOM’s decision to lower the Selic rate an additional 50 basis points on October 19, 2012, this time to 11.50% per year. Another measure adopted by the monetary authority was to reduce the capital requirements of banks.

There were signs that external events had an effect on the Brazilian economy in the final quarter, with weak performances in the flow of portfolio investments, moderate credit growth and, mainly, deterioration in growth expectations. Nevertheless, perceptions of macroeconomic solidity prevailed over the medium and long-term, and in November the S&P risk rating agency upgraded Brazil from BBB- to BBB, equivalent to the rating accorded Brazil by other rating agencies.

The country’s balance of payments was financed by the strong flow of direct foreign investments into the country and a leveling off of the current account deficit during the course of the year. In this framework, international reserves rose to their highest historic level, surpassing the mark of US$ 350 billion in December 2011.

There was no easing of risks in the external scenario in the final months of the year. The final two months of the year were marked by continued monetary policy expansion, with a 50 basis points cutback in the Selic rate to 11% per year, on November 30, 2011, and the announcement of a series of economic stimulus measures. Third-quarter GDP data confirmed a loss of economic dynamism and a need for additional incentives, which Brazil undertook in the beginning of 2012.

In 2011, GDP increased 2.7% relative to 2010, and Brazil became the sixth biggest economy in the world.

Table No. 4

Gross Domestic Product (millions of U.S. dollars)

(Purchasing-power-parity)

	2007	2008	2009	2010	2011
USA	14,028.675	14,291.550	13,938.925	14,526.550	15,094.025
China	7,329.920	8,214.366	9,065.921	10,128.313	11,299.967
Japan	4,293.825	4,343.339	4,146.584	4,380.339	4,440.376
Germany	2,843.599	2,930.178	2,810.736	2,944.352	3,099.080
France	2,073.978	2,115.815	2,081.888	2,134.949	2,217.900
Brazil	1,856.512	1,995.785	2,010.224	2,186.553	2,294.243
United Kingdom	2,179.943	2,203.716	2,129.578	2,199.162	2,260.803

Source: IMF

Gross Domestic Product

Brazil’s GDP increased 2.7% in 2011, relative to 2010, as a result of increases in value added (2.5%) and taxes (4.3%). The agricultural and industrial sectors increased by 3.9% and 1.6%, respectively, in 2011, relative to the previous year, while the services sector increased by 2.7% in 2011 relative to 2010. Gross Fixed Capital Formation (investments in manufacturing plants, machinery and capital equipment) increased by 4.7%; household consumption rose by 4.1%; and general government consumption expenditure rose 1.9% in 2011 relative to 2010.

Brazil’s GDP for the first six months of 2012 increased 0.6% relative to the first six months of 2011. The Federal Government expects GDP to rise a total of 2.0% in 2012.

The following table sets forth Brazil’s GDP at current prices and expenditures for each of the years indicated.

Table No. 5

Gross Domestic Product at Current Prices(1)—In Billions of Reais (R$)

	2007		2008		2009		2010		2011
	R$	%	R$	%	R$	%	R$	%	R$	%
Final Consumption	2,133.1	80.2	2,398.9	79.1	2,666.8	82.3	3,046.0	80.8	3,356.1	81.0
Gross Capital Formation	487.8	18.3	627.5	20.7	577.8	17.8	763.0	20.2	817.3	19.7
Gross Fixed Capital Formation	464.1	17.4	579.5	19.1	585.3	18.1	733.7	19.5	798.7	19.3
Changes in Inventories	23.6	0.9	48.0	1.6	(7.5)	(0.2)	29.3	0.8	18.5	0.4
Exports of Goods and Services	355.7	13.4	414.3	13.7	355.7	11.0	409.9	10.9	492.6	11.9
Less: Imports of Goods and Services	315.2	11.8	408.5	13.5	360.8	11.1	448.8	11.9	523.0	12.6
Gross Domestic Product	2,661.3	100.0	3,032.2	100.0	3,239.4	100.0	3,770.1	100.0	4,143.0	100.0

(1)	Figures stated in accordance with revised methodology. In March 2007, IBGE revised its methodology for calculating GDP and restated its historic GDP data dating back to 1995. Under the new methodology, a broader range of sources of information is used to provide a more accurate measure of Brazil’s GDP. Sources such as IBGE’s annual survey of economic segments, tax receipts information and household surveys are utilized to calculate GDP. As a result, activities that were previously estimated under the prior methodology, such as government consumption and financial intermediation, are now actually measured. In addition, the relative weights of economic activities were adjusted to give greater importance to services such as telecommunications and transportation.

Source: IBGE.

The following tables set forth the share of GDP by sector at current prices and real growth at current prices by sector for each of the years indicated.

Table No. 6

Share of GDP by Sector at Current Prices

Participation of Economic Sector on GDP (current prices)

	2007	2008	2009	2010	2011
Agriculture	4.8%	5.0%	4.9%	4.5%	4.7%
Industry	23.9%	23.7%	23.1%	24.0%	23.5%
Mining, Oil and Gas	2.0%	2.8%	1.6%	2.5%	3.5%
Manufacturing	14.6%	14.2%	14.4%	13.9%	12.4%
Construction	4.2%	4.2%	4.5%	4.8%	4.9%
Public Utilities	3.1%	2.7%	2.7%	2.8%	2.6%
Services	57.3%	56.3%	58.3%	57.0%	57.1%
Retail Services	10.4%	10.7%	10.8%	10.7%	10.8%

Transportation	4.1%	4.3%	4.1%	4.3%	4.4%
Communications	3.3%	3.2%	3.1%	2.8%	2.6%
Financial Services (1)	6.6%	5.8%	6.2%	6.4%	6.3%
Government (2)	13.3%	13.4%	14.1%	13.9%	13.9%
Rental Services	7.3%	6.9%	7.2%	6.7%	6.7%
Other Services	12.2%	12.0%	12.7%	12.3%	12.4%
Value Added at Current Prices	85.97%	85.10%	86.26%	85.60%	85.22%
Taxes	14.03%	14.90%	13.74%	14.40%	14.78%
GDP	100.00%	100.00%	100.00%	100.00%	100.00%

(1)	Financial intermediation. complementary social security and related services
(2)	Includes Public Education, Health and Administration

Sources: IBGE and Central Bank

Table No. 7

Real Growth (Decline) at Current Prices by Sector

	2007	2008	2009	2010	2011
Real GDP	6.1%	5.2%	-0.3%	7.5%	2.7%
Agriculture and Livestock	4.8%	6.3%	-3.1%	6.3%	3.9%
Industry	5.3%	4.1%	-5.6%	10.4%	1.6%
Mining, Oil and Gas	3.6%	3.5%	-3.2%	13.6%	3.2%
Manufacturing	5.6%	3.0%	-8.7%	10.1%	0.1%
Construction	4.9%	7.9%	-0.7%	11.6%	3.6%
Public Utilities	5.4%	4.5%	0.9%	8.1%	3.8%
Services	6.1%	4.9%	2.1%	5.5%	2.7%
Retail Services	8.4%	6.1%	-1.0%	10.9%	3.4%
Transport	5.0%	7.0%	-3.6%	9.2%	2.8%
Communications	7.4%	8.8%	0.8%	3.7%	4.9%
Government	2.3%	0.9%	3.0%	2.3%	2.3%
Financial Institutions	15.1%	12.6%	7.8%	10.0%	3.9%
Rental Services	4.9%	1.8%	2.6%	1.7%	1.4%
Other Services	4.8%	4.3%	3.2%	3.7%	2.3%

Source: IBGE.

Prices and Wages

Since the adoption of the Plano Real in July 1994, Brazil reduced inflation from a high of 2,477.1% per annum in 1993 to much lower single-digit rates. The implementation of the inflation targeting regime by the Central Bank in June 1999 also contributed to a relatively stable rate of inflation since that time.

The following table sets forth principal price indices for the periods indicated.

Table No. 8

Extended National Consumer Price Index (IPCA)

		IPCA
Period		Trailing 12 Months
2007	December	4.5
2008	December	5.9
2009	December	4.3
2010	December	5.9
2011	December	6.5
2012	August	5.2

(1)	IPCA is the official price index adopted to verify results under Brazil’s inflation target regime. The index is released by IBGE.

Sources: IBGE.

For 2011 the target was 4.5%, with a tolerance interval of plus or minus 2.0 percentage points. The inflation rate, as measured by the National Extended Consumer Price Index (IPCA), rose to 4.5% in 2007, rose to 5.9% in 2008, declined to 4.3% in 2009, rose to 5.9% in 2010 and rose to 6.5% in 2011.

For 2012 and 2013, the inflation target is 4.5%, with a tolerance interval of plus or minus 2.0 percentage points.

Law No. 12,382, signed by President Rousseff on February 25, 2011, set a monthly minimum wage of R$545 and also established guidelines for minimum wage adjustments until 2015 based on inflation and GDP growth. For 2012, the minimum wage is R$622, an increase of 14.13% compared to 2011’s minimum wage.

According to the Employment Monthly Survey conducted by IBGE in six major metropolitan regions of Brazil (Rio Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Recife and Salvador), the real average wages of all workers increased by 2.3% in 2007, 3.6% in 2008, 0.7% in 2009, 5.9% in 2010 and 2.6% in 2011.

Employment and Labor

The Ministry of Labor customarily reports Brazilian employment statistics in terms of formal employment. Formal employment comprises employment duly registered with the Ministry of Labor and subject to social security contributions by employers. The Ministry of Labor’s General File of Employed and Unemployed shows that formal employment rose 5.4% in 2007 (or 1,617,392 jobs), 4.6% in 2008 (or 1,452,204 jobs), 3.0% in 2009 (or 995,110 jobs), 6.3% in 2010 (or 2,136,947 jobs) and 4.4% in 2011 (or 1,566,043 jobs).

The table below sets forth employment levels by sector for the periods indicated.

Table No. 9

Level of Employment by Sector(1)

	December 31,
Sector	2007	2008	2009	2010	2011
Manufacturing	97.3	99.8	100.0	106.5	108.9
Public Utility/Industrial Services(2)	96.4	98.6	100.0	105.1	107.2
Commerce	90.7	96.0	100.0	107.0	111.9
Services	91.1	96.3	100.0	106.6	112.4
Construction	81.2	91.7	100.0	111.2	117.8
Government Service	95.8	97.7	100.0	100.8	102.1
Total	92.4	97.0	100.0	106.5	111.1

(1)	December 31, 2009 = 100.
(2)	Including water, electricity, telephone and gas services.

Source: Central Bank.

The Federal Government measures unemployment using the average annual rate of unemployment in six major metropolitan areas (Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife). According to that measure, the unemployment rate was 7.4% in 2007, 6.8% in 2008, 6.8% in 2009, 5.3% in 2010 and 4.7% in 2011.

Law No. 7,998, which was enacted on January 11, 1990, established a worker support fund (Fundo de Amparo ao Trabalhador, or “FAT”) to finance unemployment security programs and professional training programs. FAT receives funding from monthly federal contributions to certain other social programs, including unemployment programs (known by their acronym, “PIS/PASEP”). In accordance with the Constitution, 40% of the funds provided for FAT are allocated to finance economic growth programs managed by BNDES. As of December 31, 2011, FAT had a positive balance of R$184.1 billion.

Under the Constitution, professional or union associations may be freely organized. There are no Federal Government formalities for the organization of a union other than registration at the appropriate agency, and public authorities are prohibited from intervening in or interfering with unions. No more than one union may be created to represent the same professional or economic group in the same geographic area.

Under Brazilian law, the main function of a union is to represent the general interests of its members as a group or individually. It may also enter into collective labor agreements and promote conciliation in collective labor disputes. The union must provide free legal assistance for its members. A union may not be affiliated with any international organization other than the International Labor Organization unless authorized by the President of the Republic.

The Constitution introduced a number of significant labor reforms, such as a reduction in the work week from 48 hours to 44 hours and a six-hour limit on the duration of an uninterrupted work shift. In addition, pregnant workers may not be dismissed for taking maternity leave of up to four months. With Law No. 11,770 dated September 9, 2008, the Federal Government established the Programa Empresa Cidadã (Citizen Company Program), which extends by 60 days the length of maternity leave for employees of a legal entity joining the program.

Under Brazil’s state-operated social security and pension system, employers are generally required to contribute 20% of each employee’s wages to the system on a monthly basis (except for employers of domestic employees, who contribute 12% of wages, and for employers of financial market employees, who contribute 22.5% of wages), while employees generally contribute between 8% and 11% of their monthly wages for retirement benefits (paid in connection with retirement due to old age, illness or length of service), workers’ compensation, death benefits, maternity leave, sick leave, disability and other social services. The contributions and benefits above minimum wage were readjusted by 6.08%, effective January 1, 2012. The cap on social security pensions paid to private sector retirees was raised to R$3,916.20 per month in 2012.

In November 1999, the National Congress enacted Law No. 9,876 dated November 26, 1999, which changed the rules for retirement for private sector employees. The law introduced a social security factor that is used to calculate benefits for retirees, taking into account not only age and years of contributions to the INSS, but also life expectancy. The new social security factor was phased in over a five-year period.

On December 19, 2003, the rules related to retirement and social security for civil servants were further modified by Constitutional Amendment No. 41. The adjustments included (i) an increase in the minimum retirement age for civil servants from 48 to 55 years for women and from 53 to 60 years for men; (ii) a reduction of 30.0% in pensions paid for widows and orphans of civil servants in excess of the per month ceiling for retirement payments under the general social security system; (iii) a contribution to the social security system by retired civil servants of 11.0% of the amount by which the retired employee’s pension exceeds 60.0% of the above-mentioned ceiling in the case of federal retirees and 50.0% of the above-mentioned ceiling in the case of all other retired civil servants; (iv) a uniform contribution level for municipal, State and federal workers consisting of at least 11.0% of the amount of the employee’s salary; and (v) the institution of a complementary regime for new civil servants, which will require the passage of ordinary legislation. The changes to the social security system under Constitutional Amendment No. 41 were intended to reduce the consolidated deficit in the pension system, which reached R$80.3 billion (3% of GDP) in 2007, R$80.9 billion (2.7% of GDP) in 2008, R$92.3 billion (2.8% of GDP) in 2009, R$95.7 billion (2.5% of GDP) in 2010 and R$93.0 billion (2.2% of GDP) in 2011.

Law No. 12,470, dated August 31, 2011, reduced the tax burden of the Micro Individual entrepreneur, by reducing the social security contribution rate from 11% to 5%. The objective of the reduction is to expand the incentives for the formalization of these entrepreneurs and their inclusion in the social security system.

Law No. 12,618, dated April 30, 2012, created a complementary regime for new civil servants. According to the new legislation, which seeks to reduce the country’s pension deficit gradually, the pension ceiling for defined-benefit plans of future Federal Government employees will be limited to R$3,916 a month, the same limit applicable to private-sector workers. To receive a larger benefit, public workers must make contributions to individual retirement accounts created by the law. The Federal Government will match any such contributions by public workers, with the government’s matching contributions limited to 8.5% of the amount by which each employee’s salary exceeds the pension ceiling.

State-Controlled Enterprises

In Brazil, there are two types of state enterprises: public companies and mixed-ownership companies. Public companies are corporations wholly-owned by the States or the Republic, created by special law to carry on economic activities in any of the corporate forms provided for by law. Examples of federal public companies are BNDES, CEF, the Brazilian Post Office and Telegraph Corporation (Empresa Brasileira de Correios e Telégrafos) and the Mineral Resources Exploration Company (Companhia de Pesquisa de Recursos Minerais). Mixed-ownership companies are in corporate form and are majority-owned by the Federal Government or a state government. Examples of mixed-ownership companies majority-owned by the Federal Government are Petrobras, Banco do Brasil and Eletrobras. Unless otherwise provided by the law authorizing the creation of a mixed-ownership company, the rights of the Federal Government are those conferred by Brazilian corporate law on majority shareholders generally.

Brazil also has autonomous institutions and public foundations. Autonomous institutions are entities established to carry out public functions which require decentralized financial and operating management, such as the Central Bank, the CVM, the Brazilian Institute of the Environment and Renewable National Resources (Instituto Brasileiro do Meio Ambiente e dos

Recursos Naturais Renovávies or “IBAMA”), the National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial or INPI), the National Transportation Infrastructure Department (Departamento Nacional de Infraestrutura de Transportes or “DNIT”) and the National Department of Mineral Production (Departamento Nacional de Produção Mineral or “DNPM”).

Public foundations are non-profit public law entities created to carry out activities not performed by public companies. Public foundations have administrative autonomy and manage their own assets, but their expenses are defrayed by the Federal Government and other sources. Examples of public foundations are the Brazilian Geographic and Statistics Institute (Instituto Brasileiro de Geografia e Estatistica or “IBGE”), the Applied Economics Research Institute (Instituto de Pesquisa Econômica Aplicada) and the National Council of Technological and Scientific Development (Conselho Nacional de Desenvolvimento Científico e Tecnológico).

Under Brazilian law, private parties may only participate in activities considered to be public services if they are authorized to do so by the Federal Government. Through public concessions, the Federal Government has authorized private parties to participate in areas formerly reserved to the Republic under the Constitution, including broadcasting and telecommunications, electric power service and facilities, hydroelectric power generation, certain interstate and international navigational services, interstate and international highway passenger transportation services and the operation of ports. The mining and processing of nuclear mineral ores and minerals and their by-products remain under Federal Government monopoly.

Environment

The Ministry of the Environment (Ministério do Meio Ambiente, dos Recursos Hídricos e da Amazônia Legal) is the federal body responsible for formulating and implementing environmental policies. The National Council on the Environment (Conselho Nacional do Meio Ambiente) prepares environmental regulations, and IBAMA is charged with supervising and overseeing the application of those regulations. Provisional Measure No. 366, dated April 26, 2007 (subsequently enacted as Law No. 11,516 dated August 28, 2007), created the Chico Mendes Institute of Biodiversity Preservation (Instituto Chico Mendes de Conservação da Biodiversidade, or “ICMBIO”), vested with responsibility for the execution of national environmental preservation policies.

The Constitution contains a chapter on environmental protection, providing for the right to a clean environment and imposing upon the Federal Government, the States, the Federal District and municipalities duties to protect the environment, take measures against pollution and protect fauna and flora.

Guided by the premise that economic growth can be reconciled with the sustainable use of natural resources, over the past four decades Brazil has increased its efforts to improve the environment, aiming at ensuring long-term sustainable development. Today, the country is a key player in the global environmental agenda and an active member of important multilateral environmental agreements. Brazil also boasts one of largest reserves of tropical rainforest and freshwater biodiversity on the planet and one of the cleanest energy matrices in the industrialized world, with 46% of all power generated from renewable sources. It is also the world’s leading producer of sugarcane ethanol.

The Brazilian government’s efforts to promote sustainable development of the nation’s biomes have centered on combating deforestation, promoting the recovery and rational use of biological diversity, and expanding protected areas. These objectives have been pursued through the following strategies: coordination of specific policies for each biome, creation of spaces for the participation of society, institutional reform of the forest sector and expanded interpretation of the concept of biodiversity.

On May 25, 2012, President Rousseff vetoed 12 articles of a forest bill approved one month earlier by Congress. The bill would have updated Brazil’s Forest Code (Código Florestal Brasileiro), originally established in 1965, by balancing the demands of farmers and environmentalists. President Rousseff must now send the bill back to Congress, which could override her vetoes by an absolute majority vote (over 50 percent of Congress must affirmatively vote to override a veto). Under both the original and the proposed Forest Code, growers must maintain forest coverage equal to 20 percent of the farming area in much of the southeast, 35 percent in Savannah areas and 80 percent in the hot and humid Amazon. If enacted, the new code would soften the requirements of the original law by allowing separate mandatory coverage of hilltops and riversides to count toward coverage ratios and permitting those who cleared land to reach their coverage ratios by leasing forested land nearby as a substitute.

Environmental concerns are also a part of the Federal Government’s agenda. Since the United Nations Conference on Environment and Development was held in 1992, sustainable development has been at the core of Brazilian foreign policy. On June 19, 2012, the final outcome document of the United Nations Conference on Sustainable Development—Rio +20 (titled “The future we want”) was distributed to foreign delegations by the Brazilian Government. The objective of the conference was to renew political commitment to sustainable development, through the assessment of progress and gaps in the implementation of decisions made at other major summits held on the subject and through the discussion of new and emerging issues.

Education

The Brazilian federal government provides centralized guidelines for public and private education at all levels and is responsible for coordinating the National Board of Education, which evaluates and sets general rules on education. Local governments are responsible for funding free public education for all children up to the completion of secondary education. The federal government supplements public education through the Fund for the Maintenance and Development of Basic Education and Enhancement of the Teaching Profession (Fundo de Manutenção e Desenvolvimento da Educação Básica e de Valorização or “FUNDEB”). The educational cycle is divided into four main stages: preschool, primary, secondary and higher education.

Although primary education has become almost universal for children in Brazil and enrollment rates have risen across schools that provide instruction at other educational levels, education in Brazil is still improving in terms of both quality and access. To raise the quality of education in Brazil, in 2007 the Ministry of Education (MEC) launched the Education Development Plan (EDP), with the core objective of promoting the systemic vision of education by 2021. While attending primary school, students have access to a range of support programs to ensure that they stay in school. Among these are school meals, free distribution of textbooks, school transport, health promotion in schools and the Bolsa Família (Family Grant) programs.

About 30.4 million students are currently attending primary school in Brazil, which represents around 98% of children between 7 and 14 years old (based on 2009 population data). The enrollment in secondary education has also increased in recent years. Today, 8.4 million students are attending secondary school, compared to 3.8 million in 1991, which represents around 85% of children between 15 and 17 years old (based on 2009 population data). This increase can be attributed to specific policies aimed at encouraging students to stay in school and the additional resources provided to students by FUNDEB.

The University for All Program (Programa Universidade para Todos or “PROUNI”), launched in 2004, has increased access to higher education in Brazil. Through the Program, low-income students receive full or partial scholarships in private institutions of higher education. Participating universities are granted a tax exemption. Since its inception, the PROUNI has awarded 1.6 million scholarships.

Federal Government expenditures on education in 2007, 2008, 2009, 2010 and 2011 were R$18.9 billion, R$21.9 billion, R$28.4 billion, R$38.3 billion and R$43.4 billion, respectively.

Wealth and Income Distribution

While the gap between Brazil’s wealthiest and poorest citizens remains significant, the gap between the highest and lowest social levels has decreased substantially in recent decades. Stabilization of the economy, through lower inflation levels, has given more purchasing power to the poor. The Gini Index measured by the World Bank shows that Brazil´s index decreased from 59.8 in 1999 to 54.7 in 2009. The Gini index measures, using a scale of 0 (perfect equality) to 100 (perfect inequality), the extent to which the distribution of income (or consumption) among individuals or households in a country deviates from a perfectly equal distribution).

Brazil is also implementing a set of structured and nationwide social policies, focused on civil rights and the reduction of poverty and inequality. The results of these social policies have advanced Brazil’s efforts to achieve the goals established by the United Nations Organization (UNO) for the Millennium Development Goals. The Brazilian goal was to reduce extreme poverty by 2015 to one fourth of that observed in 1990. New extreme poverty estimates show that this goal was achieved in 2007, and was surpassed in 2008 when the extreme poverty rate reached 4.8%, less than one fifth of the 25.6% rate in 1990. If this rate of progress is maintained, extreme poverty in Brazil will be largely eradicated by 2014.

Two important social welfare programs that Brazil has adopted to address poverty are the Brazil Poverty Alleviation Plan (Brasil sem Miséria) and the income transfer program, Family Grant (Bolsa Familia). These programs are a part of the “Brazil Without Extreme Poverty” initiative, which is a set of actions and programs focused on the 16 million Brazilians whose monthly income per capita is at or below R$70, as well as poor families (monthly income per capita between R$70 and R$140). The initiative enhances and extends the best of the Brazilian experience in the social area to eradicate extreme poverty by 2014 through cash transfer programs, increased access to education, health, welfare, sanitation and electricity, and productive inclusion. Launched by the Federal Government in 2003, Family Grant is a conditional cash transfer program that provides more than 13 million families (around 50 million people) with a monthly cash allowance, provided that they meet certain criteria: the children in the beneficiary household are enrolled in school; they receive regular medical vaccination; and pregnant women receive full pre-natal care. Based on the family income and the number and age of the children in the beneficiary households, families receive approximately R$32 to R$306 per month as a result of the program.

Antitrust Law

A new Brazilian Antitrust Law, Law No. 12,529, became effective at the end of May 2012 and established a completely new framework for competition policy in Brazil, changing the structure of its three antitrust agencies: the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica or “CADE”), the Secretariat of Economic Law of the Ministry of Justice (Secretaria de Direito Econômico or “SDE”) and the Secretariat for Economic Monitoring of the Ministry of Finance (Secretaria de Acompanhamento Econômico or “SEAE”). The new system will centralize the tasks of undertaking anticompetitive-conduct investigations, merger control and final antitrust regulatory approval in a single independent agency, the so called “New Cade”. The most meaningful institutional changes in the new legislation affect SDE and SEAE. SDE’s Department of Economic Protection and Defense (DPDE) is abolished and its investigative and preliminary enforcement responsibilities in competition cases are transferred to a new CADE General Superintendency, composed of a General Superintendent (SG) and two deputy Superintendents. SEAE will no longer be responsible for merger control analysis. In this sense CADE will become the sole Brazilian antitrust agency, simplifying the overall process and promoting greater efficiency.

The main purpose of the law is to update the Brazilian antitrust clearance system, expediting the course of antitrust proceedings and furthering the country’s economic and social development. The law sets forth general criteria for determining anti-competitive behavior, such as tying, refusing to deal, price fixing, predatory pricing, exclusive dealing arrangements and resale price maintenance. Under the former antitrust system, all acts or transactions (regardless of form) were required to be submitted for antitrust approval if the act or transaction involved an entity (or group of entities, if a group of entities acted in concert) with more than R$400 million in revenues in Brazil during the preceding fiscal year. Under the new law, in addition to the existing R$400 million revenue threshold, submission of the transaction to CADE will only be required if a second company or group involved in the transaction had more than R$30 million in revenues in Brazil, in the preceding fiscal year.

A market share criteria stipulated by the former law also has been abolished. Under the former antitrust system, a dominant position took place whenever a company or group of companies controlled a significant share of the relevant market, whether that market control involved a product, a service or a related technology supplier, agent, purchaser or financial backer. A dominant position was presumed whenever the company or group of companies controlled twenty percent (20%) of a relevant market. The new law establishes that a dominant position is presumed whenever a company or group of companies is able to change the market conditions unilaterally or in coordination with others, or when it controls twenty percent (20%) or more of the relevant market. Companies holding a dominant position require CADE’s approval before engaging in transactions that increase their share of the relevant market.

The new law also provides for a clear definition of what is to be considered a “concentration act” and, therefore, must be submitted to CADE’s approval. Each of the following constitutes a “concentration act” (i) the merger of two or more independent companies; (ii) the acquisition of one or more companies, directly or indirectly, through a purchase or exchange of shares, securities convertible into shares, quotas, bonds or assets (tangible or intangible), through a contract or otherwise; (iii) the control of the interest in one or more companies; (iv) the takeover by one or more companies of another company; and (v) the association, consortium or joint venture between two or more companies, except when such contracts are entered into for a specific enterprise and for a determinate period, or in cases of public bids. Transactions subject to clearance will now have to wait for CADE’s final approval before they can close.

Under the new law, violations for anticompetitive practices could subject a company to fines between 0.1 and 20 percent of the company’s gross revenues from the fiscal year preceding the start of an antitrust investigation. If it is not possible to establish the gross revenue, a fine could be between R$50,000 and R$2 billion. The new law expressly notes that the revenues to be considered for the purpose of any fine should be revenue related to the relevant market in which the infringing anticompetitive practices occurred. Fines applicable to individuals intentionally participating in anticompetitive practices on behalf of a company will be calculated based on the fine imposed on their company and can range from 1 to 20 percent of the company’s fine.

Incentives for Private Investment

On December 30, 2004, Law No. 11,079 was enacted, providing for the formation of two types of public-private partnerships: (i) contracts for concessions of public works or utility services under which private party concessionaires receive payments from a public sector entity in addition to tariffs charged to end-users and (ii) contracts for rendering services under which a public sector entity is the end-user. Public-private partnership contracts must be worth at least R$20 million and provide for a service period of between five and thirty-five years, including any extensions of the term. All such contracts can only be awarded through a public bidding process. Law No. 11,196 dated November 21, 2005 instituted tax exemptions (PIS and COFINS) for export companies, tax incentives for investment in technology and tax exemptions for specific real estate transactions. Law No. 11,196 also increased the limit on the amount of gross revenues a company can earn and still be considered a micro or small company.

In August 2006, National Treasury Executive Order No. 614 was published, establishing general norms to be applied to public-private partnership contracts. In accordance with the Executive Order, public-private partnership contracts in which the Federal Government assumes more than 40% of the entrepreneurship risk are accounted for as public assets.

On January 22, 2007, the Federal Government unveiled the Growth Acceleration Program (Programa de Aceleração do Crescimento or “PAC”), with the objective of increasing Brazil’s economic growth rate. PAC is a set of measures designed to (i) create incentives for private investment; (ii) increase public investment in infrastructure; and (iii) remove bureaucratic, administrative, normative, legal and legislative obstacles to growth. PAC measures are grouped under five broad headings: infrastructure investment, stimulus to credit and financing, improvement in the investment climate, tax exemptions and improvements in the tax system, and long-term fiscal measures.

On March 29, 2010, the Federal Government presented PAC 2. PAC 2 includes new investment projects for the periods 2011 to 2014 and post-2014. It also includes projects initiated during PAC 1 with activities that will conclude after 2010. Similar to the first phase of the program, PAC 2 focuses on investments in the areas of logistics, energy and social development, organized under six major initiatives: Better Cities (urban infrastructure); Bringing Citizenship to the Community (safety and social inclusion); My House, My Life (housing); Water and Light for All (sanitation and access to electricity); Energy (renewable energy, oil and gas); and Transportation (highways, railways, airports).

Under PAC 2, R$204.4 billion in projects were initiated in 2011. This figure represents 21% of the R$955 billion in total projects to be initiated during the 2011-2014 period. As of December 31, 2011, projects totaling R$142.8 billion had been completed since PAC 2 began in 2010. Of this total, R$127 billion (or 17.9% of the investments planned for the period 2011-2014) were attributable to projects that were both initiated and completed in 2011.

During the first half of 2012, 29.8% of the planned investments for the period 2011-2014 were completed, totaling R$211 billion. This result is 84% higher than the result from the same period last year. Before PAC 2 terminates, investments under the program will total R$955 billion, of which R$708 billion is expected to fund projects completed by 2014. Another R$247 billion is expected to involve more complex projects that will be completed after 2014, such as the Belo Monte hydroelectric plant and the Petrochemical Complex of Rio de Janeiro (Comperj).

Investments resulting from PAC 2 include: R$40 billion in investments by Petrobras in the construction of new oil platforms and oil ship-platforms; 236 oil wells from pre- and post-salt areas began producing; over 2,800 megawatts have been added to the Brazilian electric system; the construction of Superporto de Açu, in Rio de Janeiro, which is the biggest port in

Latin America; the concession of São Gonçalo do Amarante, Guarulhos, Campinas and Brasília airports; Brazil has four investment projects in transport which are among the 16 biggest in the world, two related to railroad expansion, one related to subway expansion and one related to road construction. All of these infrastructure investments are expected to cause Brazil’s investment/GDP ratio to increase to 24% by 2014, and lead to sustained growth in the Brazilian economy. The investment/GDP ratio had already increased to 4.6% per year under PAC 1, despite a severe international crisis.

In February 2007, Decree No. 6047 was passed, creating the National Policy for Regional Development (Política Nacional de Desenvolvimento Regional, or “PNDR”) to provide guidelines and programming to reduce regional inequalities. PNDR’s main source of financing, in addition to the General Budget of the Federal Government, comes from regional development funds. PNDR is monitored by the National Information System for Regional Development—also created by the Decree—and coordinated by the Ministry for National Integration.

Law No. 11,598 dated December 3, 2007, introduced simplified procedures for registering new companies and is intended to encourage the use of corporate formalities. Decree No. 6,620, dated October 29, 2008, governs the development of maritime port activities, including the construction and operation of new ports used to transport shipments. Contracts for new ports will have a term of 25 years that can be extended for an additional 25 years. Private enterprises that will obtain the right to build and operate new ports will be selected through public auctions.

The Investment Support Program (“ISP”) allows the Republic to subsidize the interest rate of loans from BNDES to purchase capital goods and support export and technological innovation. The ISP, which began in 2009, has a credit authorization of R$277 billion, of which R$149 billion had been disbursed as of August 31, 2012. In April 2012, the BNDES PSI Program was extended for another year, up to December 2013, with reduced fees, increased loan maturities and maximum levels of borrower contributions as part of the new measures announced by the Federal Government to encourage investments and to protect the national industry.

To promote completion of infrastructure projects in host cities for the FIFA World Cup in 2014, Summer Olympic Games in 2016 and Paralympic Games in 2016, the Federal Government created special conditions for host municipalities of the FIFA World Cup to take new loans for projects related to that tournament and granted a tax exemption for constructing, expanding or upgrading stadiums in host cities of the games. These projects will be included in the special tax regime called “Recopa”, which provides an exemption from taxes levied on materials and services for companies with projects approved by December 31, 2012 by the Sports Ministry.

Law No. 12,351, dated December 22, 2010, established new rules for oil exploration in the pre-salt layer of the ocean. The law changes the model of oil exploration in the pre-salt layer to include a concession for sharing. According to the law, companies will be hired to explore blocks and will have to split profits with the Republic. The companies will be chosen by the Federal Government for oil exploration according to the share of production they are willing to offer to the Federal Government.

PRINCIPAL SECTORS OF THE ECONOMY

Industry

Industrial production grew 5.3% in 2007 and 4.4% in 2008, decreased 6.4% in 2009 and increased 10.1% in 2010 and 0.3% in 2011. Capital goods and durable consumer goods production respectively, increased 19.5% and 9.1% in 2007; 14.3% and 3.8% in 2008; decreased 17.4% and 6.4% in 2009; and increased 20.8% and 10.3% in 2010. In 2011 capital goods production increased 3.3% and durable consumer goods production decreased 2.0%. The industry sector’s share of GDP in value-added at current prices was 23.5% in 2011. All percentages given are with respect to the previous year.

The two major causes of the slowdown in Brazilian industrial production were the international financial crisis and the appreciation of the real against the U.S. dollar, which favors imports. To stimulate the economy and promote sustainable growth, despite weakness in international markets, the Federal Government announced a series of incentive measures in 2011.

In August 2011, the Federal Government announced the “Brasil Maior” (Greater Brazil) Plan, a package of industrial policy measures. The plan established a series of initial stimuli ranging from tax breaks on exports, the creation of Reintegra (which pays back to manufactured goods exporters 3% of their export revenue along the same lines as an income tax rebate), to approval of the Government Purchasing Law, the strengthening of trade remedies and the creation of special low tax rates for several sectors. In addition, pursuant to the new industrial policy, the National Economic and Social Development Bank, Banco Nacional de Desenvolvimento Economico e Social or “BNDES”) was made responsible for financing innovation and investment. One of the main projects financed through the support of BNDES was a R$2 billion credit line provided by the Studies and Projects Finance Organization (Financiadora de Estudos e Projetos or “FINEP”), a public company under the Ministry of Science, Technology and Innovation (Ministério da Ciência, Tecnologia e Inovação or “MCT”).

Also in August 2011, the Federal Government announced the expansion of the National Program of Targeted Productive Microcredit (Programa Nacional do Microcrédito Produtivo Orientado or “PNMPO”). The program was renamed “Growing—National Microcredit Program,” and new conditions for financing were established, such as lower interest rates and lending targets for quasi-sovereign banks. The program retained its primary objective: extending credit opportunities for individual entrepreneurs and micro-enterprises with revenue of up to R$120,000 annually. These reforms to the PNMPO reinforced the Federal Government’s efforts to improve the sustainability of credit operations and thus increase the production capacity of micro-enterprises, in turn generating additional jobs and income in Brazil.

Later, in December 2011, the Finance Minister, Guido Mantega, announced a list of measures to expand and strengthen the economy and family consumption. The IOF tax on consumer loans was decreased from 3.0% to 2.5% per year. The Industrialized Products Tax (Imposto Sobre Produtos Industrializados or “IPI”) on certain major appliances was reduced and the Civil Construction Tax applicable to the My House, My Life (“Minha casa, Minha Vida¶”) strategic housing program, was decreased from 6.0% to 1.0%.

GDP data from the third quarter of 2011 showed a slowdown in economic growth, and as a result, additional economic incentives were announced at the beginning of 2012. In March 2012, Brazil’s Finance Ministry extended the IPI exemption applicable to certain home appliances for three months and cut the IPI for four consumer products, including furniture. These tax breaks were adopted to expand and strengthen the economy and family consumption. The lost revenue to the Federal Government from these tax cuts is expected to equal approximately R$489 million.

On April 3, 2012, the Federal Government announced new measures, adopted under the Greater Brazil Plan, to encourage investment and to protect Brazil’s national economy. As part of its package, the Federal Government will eliminate R$7.2 billion in payroll taxes through 2013 for employers operating in industries harmed by import surges into Brazil. To offset revenue lost as a result of the reduced payroll tax, the Federal Government will impose a new tax on certain businesses operating in Brazil’s manufacturing and service sectors, with the tax rate ranging from 1% to 2% depending on the industry. Federal Government-backed trade financing for 2012 will also be expanded from R$1.2 billion to R$3.1 billion. In addition, the package includes tax incentives designed to attract investment in Brazil’s car industry. These tax incentives will be implemented from 2013 to 2017. BNDES will also increase its subsidized lending with support from the National Treasury in the amount of R$45 billion.

On May 21, 2012, the Federal Government announced another set of measures to stimulate the economy, focused on the automotive industry and capital goods. The measures included reducing the Tax on Financial Operations (IOF), a tax imposed on credit to individuals, reducing the rates of the Industrialized Products Tax (IPI) on vehicles and reducing interest rates applicable to the Investment Support Program (PSI). The Central Bank will also allow banks to withdraw R$18 billion from their required reserves to provide loans for motor vehicle purchases. As enacted, these measures were to expire on August 31, 2012. The tax reductions are expected to cost approximately R$1.2 billion in lost revenue.

On June 27, 2012, the Brazilian government unveiled a new round of stimulus measures, pledging to boost government purchases and lower subsidized lending rates for companies. The program will encompass R$8.4 billion for increasing investments in the second half of 2012. The increased purchasing includes agricultural machinery and equipment in the agriculture, health, education and defense sectors.

Also on June 27, 2012, the Federal Government announced a cut in the long-term interest rate (TJLP) applicable for the third quarter of 2012 (July through September), from 6% to 5.5 % per year, as a way to reduce costs for investments financed by BNDES.

On June 29, 2012, the Federal Government extended reductions in the IPI on home appliances for two months and reductions on furniture for three months. These tax breaks will cost the Federal Government an estimated R$377 million in lost revenue.

On August 29, 2012, the Federal Government announced that it was extending various economic stimulus measures set to expire from August 31 to October 31, 2012. The IPI exemptions on white-line products (home appliances) and on furniture extended until December 31, 2012; the reduced IPI on vehicles was extended until October 31, 2012; and the reduced IPI on building materials and on capital goods was extended until December 31, 2013. The government also extended the fourth stage of the PSI from August 31, 2012 to December 31, 2012 and created two new lines of credit. In addition to the extension, lending rates for the purchase of capital goods and trucks were reduced from 5.5% to 2.5% per year. The estimated tax concessions resulting from these measures will be R$1.6 billion for 2012 and R$3.9 billion for 2013.

On September 13, 2012, the Federal Government announced that 25 new segments (from Brazil’s industry, services and transportation sectors) would receive payroll tax exemptions. Starting in January 2013, 40 economic sectors will pay 1% or 2% of their revenues in payroll taxes instead of paying the 20% rate that is currently in effect. As a result of these exemptions, the Federal Government will forego approximately R$60 billion in payroll tax revenue over the next four years. Payroll tax exemptions started in August last year, following the launch of the Greater Brazil Plan, which aims to strengthen domestic industries.

Mining, Oil and Gas.

In 1997, Law No. 9,478 ended Petrobras’s monopoly of the oil industry in Brazil and defined the Republic’s role in regulating and supervising the industry. The National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis or “ANP”), an agency linked to the Ministry of Mines and Energy, was created to regulate the oil industry in Brazil. One of ANP’s tasks is to conduct tenders for concessions to drill for oil and natural gas in defined areas or blocks. Since 1999, ten tenders have been held, resulting in the award of block concessions to Petrobras and several national and international companies. On June 3, 2011, ANP issued a resolution approving the 11th round of concessions.

Oil is already produced in sufficient amounts to meet Brazil’s domestic demand. The discovery of reserves in the pre-salt layer off of Brazil’s southeastern coast represents a significant frontier for the industry. Official estimates show that the entire pre-salt area could contain more than 50 billion Barrels of Oil Equivalent (BOE), with the most optimistic forecasts estimating over 100 billion BOE.

Brazil produced more oil in 2011 than it had in any other year on record. Throughout the year it produced approximately 768 million barrels of oil and 24 billion cubic meters of natural gas. This represented an increase of 2.5% in oil production and 4.9% in natural gas production compared to 2010. Over the past ten years (2002-2011) oil production has grown by 45% and natural gas has grown by 55%.

With the issuance of Provisional Measure No. 532 dated April 28, 2011 (subsequently enacted as Law No. 12,490 dated September 16, 2011), ANP began to regulate the production of ethanol in Brazil. The Government has supported the development of production and distribution technologies to enable the use of ethanol as an alternative to petroleum. As the world’s largest producer and exporter of sugarcane ethanol, Brazil is now at the forefront of renewable energy among developing countries. The complete cycle of ethanol production comprises a national enterprise, from the development of special sugarcane varieties, crop techniques, processing, storage, and distribution to flex fuel engine technology. Today, research is focused on the development of sugarcane varieties, second-generation ethanol, and optimization of agricultural and industrial production processes. In 2010, national production of anhydrous and hydrated ethanol reached 28.2 million cubic meters, a growth of 8.1% compared to the 2009 production.

The Federal Government has promoted biodiesel production and its use as a sustainable energy source—technically and economically—through the National Program for the Production and Use of Biodiesel (Programa Nacional de Produção e Uso do Biodiesel). Law No. 11,097, dated January 2005, mandates the addition of a minimum ratio of biodiesel to consumer traded diesel oil. Since January 1, 2010, all diesel oil traded in Brazil contains 5% biodiesel. Biodiesel production was 404.3 thousand cubic meters in 2007, 1.7 million cubic meters in 2008, 1.6 million cubic meters in 2009, 2.4 million cubic meters in 2010 and 2.7 million cubic meters in 2011.

Construction.

The construction sector grew by 4.9% in 2007 and 7.9% in 2008; declined 0.7% in 2009; and grew by 11.6% in 2010 and by 3.6% in 2011. Housing construction, including housing for individuals and cooperatives, reached R$200.5 billion in 2011 (4.8% of GDP).

Mineral Resources.

Brazil’s mineral resources are extensive and mining activities have generally remained constant or expanded in recent years due to continuing exploration activity. Large iron ore and manganese reserves provide important sources of industrial raw materials and export earnings. Deposits of nickel, tin, chromite, bauxite, beryllium, copper, lead, tungsten, zinc and gold, as well as lesser known minerals, continue to be mined.

Table No. 10

Annual Changes in Industry Production

Mining and Manufacturing (percent)

	2007	2008	2009	2010	2011
By Category of Use
Capital Goods	19.5	14.3	(17.4)	20.9	3.3
Intermediate Goods	4.8	1.5	(8.8)	11.4	0.3
Consumer Goods	4.7	1.9	(2.7)	6.4	(0.7)
Durable Goods	9.1	3.8	(6.4)	10.3	(2.0)
Nondurable Goods	2.0	2.5	0.2	4.2	0.3

Source: IBGE.

Services

The services sector grew by 6.1% in 2007 (including a 7.4% rise in communications and a 15.1% rise in financial services); 4.9% in 2008 (including an 8.8% rise in communications and a 12.6% rise in financial services); 2.1% in 2009

(including a 0.8% rise in communications and a 7.8% rise in financial services); and 5.5% in 2010 (including a 3.7% rise in communications and a 10.0% rise in financial services). In 2011, the services sector grew by 2.7%, including a 4.9% rise in communications and a 3.9% rise in the financial services sectors. The services sector’s share of GDP at current prices was 57.1% in 2011.

Transport

Brazil has a road network of approximately 1.71 million kilometers, of which approximately 11.9% is paved. Most paved roads are maintained by federal and state authorities, while the vast majority of unpaved roads are the responsibility of local authorities. Brazil’s railway system consists of approximately 29,600 kilometers. Between 2001 and 2010, freight traffic on railways in Brazil increased from 162.2 billion Revenue Tonne Kilometres (“RTK”) to 277.9 billion RTK, a growth of 71.3%.

The Federal Government has undertaken initiatives to improve Brazil’s highway, railway and shipping infrastructure. Further, the process of privatizing the operation and maintenance of certain highways has begun and private companies have been permitted to install toll booths on thousands of kilometers of the country’s roads. The program through which privatization occurs, the Concession Program of Federal Highways, began with the auction of five areas that had been maintained directly by Brazil’s Ministry of Transport, a total length of 858.6 kilometers. The program now covers 11,191.1 kilometers of roads, divided into concessions managed by the Ministry of Transport, regional governments and the National Land Transportation Regulatory Agency (Agência Nacional de Transportes Terrestres or “—ANTT”).

On November 5, 2010, the Federal Government issued Provisional Measure No. 511, which subsequently became Law No. 12,404, to create the High Speed Train Company (Empresa de Transporte Ferroviário de Alta Velocidade S.A. or “ETAV”) to oversee the building and running of a high speed train linking the cities of Campinas, São Paulo and Rio de Janeiro and to authorize the Republic to offer a loan guarantee of up to R$20 billion by BNDES to a consortium selected to build the high speed train. The reference studies indicate an estimated cost of R$33.1 billion for the building of the 510.8 km route. The auction to privatize the operation of the ETAV, which took place on December 16, 2010, was invalidated because no company delivered a legally acceptable proposal. On August 16, 2012, the Federal Government changed the name of the ETAV. It is now known as the Planning and Logistics Company (Empresa de Planejamento e Logistica or “EPL”).

Major Brazilian cities are served by both domestic and international airlines, and many smaller communities benefit from scheduled service by domestic airlines. In 2011, there were 179.9 million airline passengers in the 67 airports managed by Infraero (the state-owned company that manages airports in Brazil).

Brazil is in the process of issuing concessions for some of its airports. The São Gonçalo do Amarante international airport, in Rio Grande do Norte, was the first Brazilian airport to be privatized. The Inframérica consortium won the contract to build and operate the airport through concession at an auction on August 22, 2011, after entering a bid of R$170 million (representing a 228.8% premium over the price the Federal Government projected). The concession provides that the airport must be built within three years (subject to penalty for failing to complete the construction within the prescribed period), and the period of the concession is 28 years.

An auction of concessions for airports in Guarulhos, Campinas (Viracopos) and Brasilia took place on February 6, 2012. The minimum bid for concessions to build these airports was R$5.5 billion, but the concessions actually sold for R$24.5 billion or a 347% average premium. The R$24.5 billion will be collected in annual installments, adjusted by the National Extended Consumer Price Index (IPCA), over the course of the concession period of each airport: 20 years for Guarulhos 30 years for Campinas and 25 years for Brasilia.

Guarulhos, Campinas (Viracopos) and Brasilia, are the three largest airports in the country, collectively accounting for the transport of 30% of Brazil’s air passengers, 57% of its freight and 19% of aircrafts. The National Civil Aviation Agency (Agência Nacional de Aviação Civil “—ANAC”) is responsible for monitoring the airports and managing their concession contracts. Brazil’s national airport authority, Infraero, will maintain 49% ownership of the airports and assist with their management.

One of the objectives of the concessions is to accelerate the completion of work required to meet current and future demand for air transportation, including for major events like the FIFA World Cup in 2014 and the Summer Olympics in 2016. By the end of the concession of each of the airports, investments of R$4.6 billion in Guarulhos, R$8.7 billion in Campinas (Viracopos) and R$2.8 billion in Brasilia are expected. The companies managing airport construction projects are contractually required to complete improvements before the 2014 FIFA World Cup. The fine for noncompliance is R$150 million and an additional R$1.5 million per day of delay.

With an 8,500 km navigable coast, the Brazilian port industry is responsible for more than 90% of Brazil’s exports. Each year, about 700 million tons of products circulate through Brazilian ports. Brazil’s main ports are in Rio de Janeiro (state of Rio de Janeiro), Santos (state of São Paulo), Paranaguá (state of Paraná), Rio Grande (state of Rio Grande do Sul) and São Sebastião (state of São Paulo). The Brazilian port system consists of 37 public ports on Brazil’s rivers and coastlines, 42 private terminals and three port complexes operating under private concessions. Port policy is formulated by the Secretariat of Ports in the Office of the President of Brazil—Secretaria de Portos da Presidência (SEP/PR).

On August 15, 2012, Brazilian President Rousseff announced the launch of the Logistics Investment Program—Roadways and Railways, a program with anticipated investments of R$133 billion for the modernization and expansion of Brazil’s roads and railway networks through public-private partnerships. Under the program, R$91.0 billion will be invested in over 10,000 kilometers of Brazil’s railways and R$42.5 billion will be invested in over 7,500 kilometers of the country’s roadways. The Logistics Investment Program aims to strengthen the competitiveness of the Brazilian economy by reducing transport-related costs. President Rousseff stated that the program will begin with concessions for Brazil’s roads and railways, but will include investments in ports, airports and waterways in the future. To administer this program, the Federal Government announced the creation of EPL, which will study logistics, plan investments, design projects and attract private investors to work with the Federal Government. The concession program aims to restore the planning and integration capacity of the roadway and railway systems so that they may better contribute to national production.

Telecommunications.

As of December 31, 2010, Brazil had approximately 62.0 million fixed telephone lines, and as of February 29, 2012, Brazil had approximately 247.6 million cellular phones. Until its privatization in 1998, the network was run by concessionaires in each State that were subsidiaries of Telecomunicações Brasileiras S.A. (“Telebrás”). Since the late 1980s, considerable investment has been made in the expansion of telecommunications services, including the establishment of cellular telephone systems in all of the States and the first fiber optic communications connection between the cities of Rio de Janeiro and São Paulo, which largely accounts for the recent significant growth in the communications sector. Law No. 9,295 dated July 19, 1996, permits the Federal Government to auction, to private companies, licenses to build and operate cellular telephone systems. In privatizing the telecommunication sector, the Federal Government sought to provide universal access to, and improve the quality of, telecommunications services through increased investment.

Electricity Power

In 2002, the Government created the Revitalization Committee of the Electricity Sector Model (Comitê de Revitalização do Modelo do Setor Elétrico) to evaluate and propose a model for Brazil’s electricity sector. During 2003 and 2004, the Federal Government published benchmarks for a new model. The new model created (i) the Enterprise for Energy Research (Empresa de Pesquisa Energética, or “EPE”), which is responsible for long-term planning for the electricity sector, (ii) the Electricity Sector Monitoring Committee, focused on the security of the electricity supply and (iii) the Chamber for Electric Energy Trade (Câmara de Comercialização de Energia Elétrica or “CCEE”), which is responsible for the sale of electric energy through the Interconnected System (Sistema Interligado Nacional, or “SIN”).

The Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) is responsible for overseeing contract bids for regulated electric energy and for auctioning concessions for energy projects (at its own election or at the request of the CCEE). The Agency seeks to award contracts and concessions to Parties offering the lowest cost of electricity.

As of September 2012, Brazil’s installed generating capacity was 127,496.8 megawatts. The Brazilian electric power matrix derives 74.3% of its energy from renewable sources and 19.3% from non-renewable sources. This energy comes from a variety of plants: 65.3% is produced by hydroelectric plants, 23.9% is produced by thermal plants, 1.5% is produced by coal-fired plants, 1.6% is produced by nuclear power plants, 1.3% is produced by aeolian (wind) plants, and the remaining energy is imported.

A key energy priority for the Federal Government is increasing access to electricity. The Energy for All Program (Programa Luz para Todos) was introduced in 2003, with the objective of bringing electricity to more than 10 million people in Brazil’s rural areas. In 2011, the program brought electricity access to nearly one million people. By 2014, the program aims to add more than 468,000 new electricity connections.

On September 11, 2012, the Federal Government announced a major reduction in electricity taxes that will lower production costs and reduce power rates by up to 28% for industry and 16% for households. The measure seeks to slow inflation by .05-1.0% in 2013, and encourage investment and of Brazilian industries, especially in energy-intensive areas such as steel, aluminum and petrochemicals, thereby lowering production costs and improving the competitive position of these industries abroad.

Agriculture and Livestock

Brazil’s agricultural sector (crops and livestock) is among the most prosperous and competitive in the world. The 2011/2012 agricultural harvest yielded record grain production for Brazil of 165.9 million tons. This result is 1.9% higher than the harvest from the previous season, representing a growth of 1.9% in planted area and 0.1% in productivity. Livestock also performed well, with gross revenue of R$112.1 billion in 2011 (approximately 9.2% over 2010 results). Brazil is also a major international supplier of proteins, distributing protein based foods to 215 destinations around the globe.

The Federal Government’s Agriculture and Livestock Plan 2012/2013 includes R$115.2 billion in investments in Brazil’s agricultural crops. Of these resources, R$86.9 billion will finance the production and marketing of crops, and R$ 28.2 billion will support investment programs. The new plan also increases the previous crop credit by 7.5% and reduces the controlled annual interest rate from 6.75% to 5.5%. The estimated annual growth of Brazil’s grain production for the 2012/2013 season is expected to be 5.5%, yielding a total of 170 million tons of grain. This growth is expected to result from the expansion of cultivated area by approximately 2.5% and from productivity gains.

Despite a slowdown in global agricultural trade, Brazilian agribusiness exports have been growing, increasing Brazil’s relative share in the international market and consolidating Brazil’s position as one of the leading agricultural producers and exporters. In 2011, these agricultural exports were approximately U.S.$95 billion (accounting for 37% of Brazil’s total exports), and agricultural exports are expected to reach US$100 billion in 2012.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

After five years of surpluses, from 2003 to 2007, Brazil had a current account deficit of $28.2 billion in 2008 (1.71% of GDP), $24.3 billion in 2009 (1.49% of GDP), $47.3 billion in 2010 and $52.6 billion (2.21% of GDP) in 2011 (2.12% of GDP). Brazil’s current account deficits in 2008, 2009, 2010 and 2011 were due to the decrease of the trade balance, the increase in the number of Brazilians residing abroad and the increase of remittances of profits abroad by companies located in Brazil. From 2007 to 2011, Brazil’s balance of payments registered surpluses of $87.5 billion, $3.0 billion, $46.7 billion, $49.1 billion and $58.6 billion, respectively.

Exports totaled $160.6 billion in 2007, $197.9 in 2008, $153.0 billion in 2009 and $201.9 in 2010. In 2011, exports totaled $256.0 billion, a 26.8% increase from 2010. Imports totaled $120.6 billion in 2007, $173.1 billion in 2008, $127.7 in 2009 and $181.8 billion in 2010. In 2011 imports totaled $226.2 billion, resulting in a 24.5 % increase from 2010. From 2007 to 2011, Brazil showed trade surpluses of $40.0 billion, $24.8 billion, $25.3 billion, $20.1 billion and $29.8 billion, respectively. Both, exports and imports, reached peak marks in 2011, an indication of the strength of the Brazilian economy and the role of Brazil in international commerce. In August 2012, the trade surplus totaled $3.2 billion, lower than the $3.9 billion of August 2011. Exports totaled $22.4 billion in August 2012 (a decline from the $26.2 billion total in August 2011) while imports reached $19.2 billion (compared to $22.3 billion in August 2011).

The 12-month trade surplus totaled $23.0 billion in August 2012, compared to $ 28.5 billion in the same month of 2011.

The lower year-over-year trade surplus in August 2012 was prompted by a decline in both exports (14.4%) and imports (14.0%). The drop in exports was largely due to a slide in the prices of some key exports (e.g., iron ore, coffee, and sugar) and a decline in export volumes of soybean (second most exported product) and sugar. The significant decline in recorded imports was probably attributable to the strike of federal tax inspectors, which rendered the Government unable to record the volume of goods coming into Brazil. The end of the strike will probably result in a significant increase in the recorded volume of imports.

Brazil’s net capital and financial account surplus was $112.4 billion in 2011, which represents an increase from the surplus of $99.7 billion in 2010. Foreign direct investment net inflows totaled $66.7 billion in 2011, an increase of 37.4% from 2010. Net portfolio investment inflows totaled $27.7 billion in 2011, compared to a net inflow of $63.0 billion in 2010.

As of August 31, 2012, the current account deficit accumulated over the previous 12 months was approximately $49.7 billion, compared to an accumulated deficit of approximately $50.3 billion for the same period in 2011. As of August 31, 2012, the services and income account accumulated over the previous 12 months showed a deficit of $75.6 billion and the current unilateral transfers account accumulated over the previous 12 months showed a surplus of $2.9 billion. The balance of payments surplus accumulated over the previous 12 months was approximately $25.7 billion in August 2012, compared to an accumulated surplus of approximately $82.0 billion in August 2011.

The following table sets forth information regarding Brazil’s balance of payments for each of the periods indicated.

Table No. 11

Balance of Payments (1)

	2007	2008	2009	2010	2011(2)
Current Account	1,551	-28,192	-24,302	-47,323	-52,586
Trade Balance (fob)	40,032	24,836	25,290	20,147	29,796
Exports	160,649	197,942	152,995	201,915	256,040
Imports	-120,617	-173,107	-127,705	-181,768	-226,243
Services and Income Balance	-42,510	-57,252	-52,930	-70,257	-85,211
Services	-13,219	-16,690	-19,245	-30,771	-37,892

Income	-29,291	-40,562	-33,684	-39,486	-47,319
Compensation of employees	448	545	603	498	567
Profits and Dividends	-22,435	-33,875	-25,218	-30,375	-38,166
Interests payments	-7,305	-7,232	-9,069	-9,610	-9,719
Current Transfers (net)	4,029	4,224	3,338	2,902	2,984
Capital and Financial Account	89,086	29,352	71,301	99,716	112,357
Capital Account(3)	756	1,055	1,129	1,119	1,573
Financial Account	88,330	28,297	70,172	98,793	110,784
Direct Investment	27,518	24,601	36,033	36,919	75,956
Abroad	-7,067	-20,457	10,084	-11,588	9,297
In Brazil	34,585	45,058	25,949	48,506	66,660
Portfolio Investments	48,390	1,133	50,283	63,011	27,666
Assets	286	1900	4,125	-4,784	10,191
Liabilities	48,104	-767	46,159	67,795	17,474
Derivatives	-710	-312	156	-112	4
Other Investments(4)	13,131	2,875	-16,300	-1,024	7,813
Assets	-18,552	-5,269	-30,376	-42,567	-38,984
Liabilities	31,683	8,143	14,076	41,543	46,796
Errors and Omissions	-3152	1809	-347	-3,538	-1,272
Overall Balance (Change in reserves)	87,484	2,969	46,651	49,101	58,637

(1)	These figures were calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fifth Edition.
(2)	Preliminary.
(3)	Includes migrant transfers.
(4)	Includes installments.
(5)	Includes IMF loans other than support package.

Source: Central Bank

Foreign Trade

Brazilian exports of primary goods have been increasing since 2007. In 2011, exports of primary goods represented 47.8% of the total exported, while industrialized products (semi-manufactured and manufactured goods) represented 50.1% of the total exported.

Since 2009, the largest market for Brazilian products has been the Asian market, with exports in 2011 amounting to approximately $76.7 billion (30.0% of total exports), followed by the European Union with exports totaling approximately $52.9 billion (20.7% of total exports). Exports to the United States increased from $19.5 billion in 2010 (or 9.6% of all Brazilian exports) to $25.9 billion (or 10.1% of total Brazilian exports) in 2011. The volume of exports to Mercosul countries increased from $22.6 billion (or 11.2% of total exports) in 2010 to $27.9 billion (or 10.9% of total exports) in 2011.

As of August 31, 2012, year-to-date exports to the European Union were $32.7 billion (or 20.4% of all Brazilian exports), a decrease of 8.4% compared to same period in 2011, while exports to the United States were $18.7billion, an increase of 3.5% compared to same period in 2011 (or 11.6% of all Brazilian exports). Exports to Asia were $49.6 billion (or 30.9% of all Brazilian exports), which represents a decrease of 0.1% compared to same period in 2011.

On May 5, 2010, the Federal Government announced a set of measures aimed at improving the country’s trade balance. The main measures with respect to exports are: accelerating the payment of tax credits to exporters, allowing companies to use net export revenues to qualify for inclusion in the simplified tax management system or “SIMPLES”, introducing an improved drawback system, establishing a state-owned insurance company to provide insurance for long-term export financing, establishing an export-import bank to finance exports, and offering a R$7 billion credit line to finance exports of consumer goods. The Federal Government also announced a buy-national rule for Federal Government procurement with a 25% price differential threshold.

On April 3, 2012, the Federal Government announced a new series of measures to stimulate the economy through the Brasil Maior Plan. The Federal Government doubled (from R$1.2 billion to R$3.1 billion) resources for the Program for Financing Exports (PROEX), and increased the financing period of the program from 10 to 15 years.

The acquisition of raw materials and industrial supplies and materials represented 45.1% of total imports, and capital goods imports accounted for 21.2% of total imports. Consumer goods represented 17.7% of total imports, while fuel and oil represented 16.0% of the total.

Imports from the European Union were $46.4 billion in 2011 (or 20.5% of all Brazilian imports), while imports from the United States were $34.2 billion in 2011 (or 15.1% of all Brazilian imports). Imports from Asia increased from $30.7 billion in 2007 (or 25.5% of all Brazilian imports) to $70.1 billion in 2011 (or 31.0% of all Brazilian imports).

As of August 31, 2012, year-to-date imports from the European Union were $31.6 billion (or 21.4% of all Brazilian imports), an increase of 3.5% compared to same period in 2011, while imports from the United States were $21.5 billion (or 14.6% of all Brazilian imports), a decrease of 3.5% compared to same period in 2011. Imports from Asia were $46.3 billion (or 31.4% of all Brazilian imports), which represents a decrease of 0.1% compared to same period in 2011.

Brazil has been reducing its import tariffs. From November 30, 1997 to December 31, 1999, the average tariff was 13.8%. The average tariff dropped to 13.0% as of January 1, 2001 and the maximum tariff was 55.0% as of that date. In 2011, the average tariff reached 11.6%, and the maximum tariff was 35.0%.

Brazil is a member of Mercosul (or Mercosur, the “Common Market of the South”). Mercosul is an economic and political agreement among Argentina, Brazil, Paraguay, Uruguay and Venezuela. Mercosul’s primary interest has been eliminating obstacles to regional trade, such as high tariffs and income inequalities. A fundamental part of Mercosul is a common external tariff (CET), a complex schedule of taxes that apply to imports from non-member countries.

Mercosul originated in 1985, when Presidents Raúl Alfonsín of Argentina and José Sarney of Brazil signed the Argentina-Brazil Integration and Economic Cooperation Program or PICE (Programa de Integração e Cooperação Econômica Argentina-Brasil). On June 29, 2012, Paraguay was suspended from Mercosul in response to the impeachment and removal of its president. Paraguay’s suspension will be lifted when democratic government has been restored. On July 31, 2012, Venezuela was admitted to Mercosul as its fifth full member. In addition to the full member countries, Mercosul has five associate members: Bolivia, Chile, Colombia, Ecuador and Peru. Associate members are included in free trade treaties but have no voting rights within Mercosul.

On December, 2011, the leaders of Mercosul agreed to raise tariffs temporarily up to 35 percent on one hundred imported products coming from outside of the trade zone, to offset trade imbalances caused by the global financial crisis. The objective was to protect local products from cheap foreign imports and maintain the region´s strong economic growth.

The following tables set forth certain information regarding exports by aggregate factor and imports by end-use category.

Table No. 12

Brazilian Exports (FOB)

	2007		2008		2009		2010		2011
	in	% of	in	% of	in	% of	in	% of	in	% of
	$millions	total	$millions	total	$millions	total	$millions	total	$millions	total
Primary products	51,595	32.1%	73,027	36.9%	61,957	40.5%	90,004	44.6%	122,456	47.8%
Industrialized products	105,741	65.8%	119,755	60.5%	87,848	57.4%	107,769	53.4%	128,316	50.1%
Semi-manufactured	21,799	13.6%	27,073	13.7%	20,499	13.4%	28,207	14.0%	36,026	14.1%
Manufactured	83,942	52.3%	92,682	46.8%	67,349	44.0%	79,562	39.4%	92,290	36.0%
Special operations	3,310	2.1%	5,159	2.6%	3,189	2.1%	4,140	2.1%	5,265	2.1%
Total	160,646	100.0%	197,941	100.0%	152,994	100.0%	201,913	100.0%	256,037	100.0%

Table No. 13

Brazilian Imports (FOB)

	2007		2008		2009		2010		2011
	in	% of	in	% of	in	% of	in	% of	in	% of
	$millions	total	$millions	total	$millions	total	$millions	total	$millions	total
Capital goods	25,125	20.8%	35,933	20.8%	29,698	23.3%	41,008	22.6%	47,894	21.2%
Consumption goods	16,027	13.3%	22,527	13.0%	21,524	16.9%	31,428	17.3%	40,084	17.7%
Oil and Fuel	20,085	16.7%	31,469	18.2%	16,746	13.1%	25,341	13.9%	36,174	16.0%
Intermediate goods	59,381	49.2%	83,056	48.0%	59,754	46.8%	83,992	46.2%	102,091	45.1%
Total	120,618	100.0%	172,985	100.0%	127,722	100.0%	181,769	100.0%	226,243	100.0%

The following tables set forth certain information regarding exports and imports by major commodity groups for the periods indicated.

Table No. 14

Exports (FOB Brazil)(1)

	2006		2007		2008		2009		2010		2011(2)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Livestock and animal products	$8,162	5.9	$10,802	6.7	$13,974	7.1	$11,225	7.3	$13,526	6.7	$15,214	5.9
Vegetal products	10,329	7.5	13,574	8.4	18,563	9.4	18,198	11.9	20,250	10.0	30,040	11.7
Oils, fat and waxes of animals and plants	1,396	1.0	1,936	1.2	2,992	1.5	1,471	1.0	1,661	0.8	2,590	1.0
Food, beverage and tobacco	16,391	11.9	17,720	11.0	21,741	11.0	22,854	14.9	27,057	13.4	31,787	12.4
Mineral products	20,993	15.2	26,057	16.2	38,185	19.3	28,709	18.8	51,401	25.5	71,785	28.0
Chemical products and their works	6,574	4.8	8,000	5.0	9,481	4.8	8,107	5.3	10,273	5.1	12,258	4.8
Plastic and rubber, and their works	4,183	3.0	4,954	3.1	4,961	2.5	4,452	2.9	5,342	2.6	6,611	2.6
Fur, leather and its works	2,040	1.5	2,353	1.5	2,039	1.0	1,287	0.8	1,866	0.9	2,160	0.8
Wood, wood charcoal and its products, etc.	3,163	2.3	3,341	2.1	2,762	1.4	1,681	1.1	1,920	1.0	1,903	0.7
Paste of wood, paper and its works, etc.	4,075	3.0	4,793	3.0	5,898	3.0	5,046	3.3	6,820	3.4	7,248	2.8
Textile materials and their works	2,109	1.5	2,364	1.5	2,425	1.2	1,896	1.2	2,265	1.1	3,013	1.2
Shoes, hats, etc.	1,972	1.4	2,046	1.3	2,032	1.0	1,481	1.0	1,653	0.8	1,504	0.6
Articles of stone, ceramic, glass, etc.	1,979	1.4	2,091	1.3	1,897	1.0	1,406	0.9	1,685	0.8	1,724	0.7
Natural pearls, precious stones, etc.	1,081	0.8	1,243	0.8	1,544	0.8	1,737	1.1	2,270	1.1	2,962	1.2
Common metals and their works	15,313	11.1	16,852	10.5	20,359	10.3	12,259	8.0	14,412	7.1	18,941	7.4
Machineries and equipments, electric materials, etc.	17,331	12.6	17,761	11.1	19,441	9.8	13,326	8.7	16,217	8.0	19,225	7.5
Transport materials	16,063	11.7	19,452	12.1	22,385	11.3	13,003	8.5	17,273	8.6	19,575	7.6
Scientific instruments and equipments	665	0.5	742	0.5	831	0.4	694	0.5	829	0.4	964	0.4
Weapons and ammunition	134	0.1	201	0.1	260	0.1	338	0.2	322	0.2	293	0.1
Goods and diverse products	1,229	0.9	1,361	0.8	1,333	0.7	997	0.7	1,078	0.5	1,122	0.4
Objects of art, collection and antiques	11	0.0	9	0.0	19	0.0	34	0.0	20	0.0	57	0.0
Special transactions	2,614	1.9	2,996	1.9	4,821	2.4	2,796	1.8	3,775	1.9	5,060	2.0

Total	137,807	100.0	160,649	100.0	197,942	100.0	152,995	100.0	201,915	100.0	256,040	100.0

(1)	According to the NCM: Nomenclatura Comum do MERCOSUL (In English: Common Nomenclature of MERCOSUR).
(2)	Preliminary.

Source: Ministry of Finance, Industry and Foreign Trade

Table No. 15

Imports (FOB Country of Origin)(1)

	2006		2007		2008		2009		2010		2011(2)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Livestock and animal products	$760	0.8	$949	0.8	$1,240	0.7	$1,294	1.0	$1,675	0.9	$2,298	1.0
Vegetal products	2,203	2.4	3,117	2.6	4,377	2.5	3,578	2.8	4,329	2.4	5,024	2.2
Oils, fat and waxes of animals and plants	297	0.3	460	0.4	743	0.4	599	0.5	746	0.4	1,051	0.5
Food, beverage and tobacco	1,012	1.1	1,250	1.0	1,511	0.9	1,569	1.2	2,014	1.1	3,091	1.4
Mineral products	18,921	20.7	24,330	20.2	37,180	21.5	20,181	15.8	32,028	17.6	44,559	19.7
Chemical products and their works	13,936	15.3	19,723	16.4	29,466	17.0	21,577	16.9	27,219	15.0	34,601	15.3
Plastic and rubber, and their works	5,244	5.7	6,597	5.5	9,100	5.3	7,084	5.5	10,511	5.8	13,207	5.8
Fur, leather and its works	278	0.3	337	0.3	427	0.2	338	0.3	476	0.3	612	0.3
Wood, wood charcoal and its products, etc	122	0.1	149	0.1	189	0.1	123	0.1	149	0.1	196	0.1
Paste of wood, paper and its works, etc	1,256	1.4	1,493	1.2	1,906	1.1	1,511	1.2	2,104	1.2	2,384	1.1
Textile materials and their works	2,142	2.3	3,010	2.5	3,833	2.2	3,481	2.7	5,038	2.8	6,567	2.9
Shoes, hats, etc	183	0.2	276	0.2	410	0.2	421	0.3	494	0.3	642	0.3
Articles of stone, ceramic, glass, etc	584	0.6	781	0.6	1,097	0.6	866	0.7	1,335	0.7	1,835	0.8
Natural pearls, precious stones, etc	326	0.4	433	0.4	545	0.3	369	0.3	557	0.3	697	0.3
Common metals and their works	5,970	6.5	8,302	6.9	11,480	6.6	7,783	6.1	13,372	7.4	14,247	6.3
Machineries and equipments, electric materials, etc	26,644	29.2	33,298	27.6	45,624	26.4	36,611	28.7	50,799	27.9	60,098	26.6
Transport materials	7,212	7.9	10,458	8.7	16,351	9.5	14,189	11.1	20,900	11.5	26,374	11.7
Scientific instruments and equipments	3,650	4.0	4,760	3.9	6,248	3.6	5,091	4.0	6,420	3.5	6,762	3.0
Weapons and ammunition	13	0.0	9	0.0	21	0.0	28	0.0	70	0.0	34	0.0
Goods and diverse products	591	0.6	869	0.7	1,210	0.7	1,025	0.8	1,528	0.8	1,946	0.9
Objects of art, collection and antiques	5	0.0	15	0.0	23	0.0	5	0.0	7	0.0	17	0.0
Special transactions	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0

Total	91,351	100.0	120,618	100.0	172,985	100.0	127,722	100.0	181,768	100.0	226,243	100.0

(1)	According to the NCM: Nomenclatura Comum do MERCOSUL (In English: Common Nomenclature of MERCOSUR).
(2)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade

The following table sets forth certain details regarding Brazil’s foreign trade for the years indicated.

Table No. 16

Principal Foreign Trade Indicators

	2007	2008	2009	2010	2011 (1)
Exports as % of GDP	12.8%	13.2%	10.6%	11.3%	10.3%
Imports as % of GDP	9.6%	11.5%	8.9%	10.2%	9.1%
Trade Balance as % of GDP	3.2%	1.7%	1.8%	1.1%	1.2%
Growth (Decline) in foreign trade(2)	22.7%	31.9%	-24.3%	36.7%	25.7%
Exports—% Increase (Decrease)(3)	16.6	23.2	-22.7	32.0	26.8
Imports—% Increase (Decrease)(3)	32.0	43.5	-26.2	42.3	24.5
Exports/Imports(4)	1.33	1.14	1.20	1.11	1.13
Exports
$ in millions	160,649	197,942	152,995	201,915	256,040
1,000 tons	461,655	468,942	455,452	520,117	544,244
% change from prior period(5)	8.8	1.6	-2.9	14.2	4.6
Imports
$ in millions	120,617	173,107	127,705	181,768	226,243
1,000 tons	118,950	124,494	103,897	138,194	136,387
% change from prior period(5)	16.3	4.7	-16.5	33.0	-1.3
Trade Balance ($ in millions)	40,032	24,836	25,290	20,147	29,807

(1)	Preliminary.
(2)	Percentage change in exports and imports from previous year.
(3)	Percentage change from previous year.
(4)	Exports divided by imports.
(5)	Percentage change in volume, by weight.

Source: Central Bank and Ministry of Development, Industry and Foreign Trade.

The following tables set forth certain information regarding the destination of Brazil’s exports and the sources of its imports for the periods indicated.

Table No. 17

Exports (FOB Brazil) by Region

	2007		2008		2009		2010		2011(5)
	in	% of	in	% of	in	% of	in	% of	in	% of
Item	$millions	total	$millions	total	$millions	total	$millions	total	$millions	total
LAIA(1)	36,426	22.67	43,095	21.77	29,897	19.54	41,202	20.41	49,657	19.39
MERCOSUR	17,354	10.80	21,737	10.98	15,829	10.35	22,602	11.19	27,853	10.88
LAIA ex-MERCOSUR	19,072	11.87	21,357	10.79	14,068	9.19	18,601	9.21	21,805	8.52
USA(2)	25,314	15.76	27,648	13.97	15,740	10.29	19,462	9.64	25,942	10.13
CARICOM (3)	2,447	1.52	4,812	2.43	3,180	2.08	3,707	1.84	4,171	1.63
Canadá	2,362	1.47	1,866	0.94	1,712	1.12	2,321	1.15	3,130	1.22
Others America	3,006	1.87	3,371	1.70	2,648	1.73	3,199	1.58	3,446	1.35
EU	40,428	25.17	46,395	23.44	34,037	22.25	43,135	21.36	52,946	20.68
EFTA(4)	1,808	1.13	2,339	1.18	1,852	1.74	2,464	1.22	2,861	1.12
Easter Europe	4,309	2.68	5,580	2.82	3,383	2.21	4,788	2.37	5,174	2.02
Others Europe	935	0.58	1,182	0.60	892	0.58	1,345	0.67	1,777	0.69
Asia (ex-Middle Eastern)	25,086	15.62	37,442	18.92	40,239	25.77	56,273	27.87	76,697	29.96
Middle Eastern	6,399	3.98	8,055	4.07	7,552	4.94	10,525	5.21	12,261	4.79
Africa	8,578	5.34	10,170	5.14	8,692	5.68	9,262	4.59	12,225	4.77
Oceania	702	0.44	1,356	0.69	558	0.36	662	0.33	923	0.36
Others	2,848	1.77	4,631	2.34	2,614	1.71	3,570	1.77	4,829	1.89

Total	160,649	100.00	197,942	100.00	152,995	100.00	201,915	100.00	256,040	100.00

(1)	Latin American Integration Association.
(2)	Includes Puerto Rico.
(3)	Caribbean Community and Common Market.
(4)	European Free Trade Association.
(5)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade.

The following table sets forth imports by region:

Table No. 18

Imports (FOB Country of Origin) by Region

	2007		2008		2009		2010		2011(5)
	in	% of	in	% of	in	% of	in	% of	in	% of
Item	$millions	total	$millions	total	$millions	total	$millions	total	$millions	total
LAIA(1)	20,563	17.05	27,281	15.77	21,944	17.18	29,844	16.42	36,155	15.98
MERCOSUR	11,625	9.64	14,934	8.63	13,107	10.26	16,620	9.14	19,375	8.56
LAIA ex-MERCOSUR	8,938	7.41	12,347	7.14	8,837	6.92	13,223	7.27	16,780	7.42
USA(2)	18,888	15.66	25,811	14.92	20,187	15.81	27,256	14.99	34,225	15.13
CARICOM (3)	174	0.14	378	0.22	196	0.15	529	0.29	371	0.16
Canadá	1,709	1.42	3,210	1.86	1,602	1.25	2,714	1.49	3,553	1.57
Others America	659	0.55	826	0.48	614	0.48	547	0.30	1,285	0.57
EU	26,734	22.16	36,179	20.91	29,224	22.88	39,127	21.53	46,416	20.52
EFTA(4)	2,731	2.26	2,901	1.68	2,564	2.01	3,585	1.97	3,656	1.62
Easter Europe	2,767	2.29	5,338	3.09	2,105	1.65	3,023	1.66	5,175	2.29
Others Europe	234	0.19	382	0.22	434	0.34	825	0.45	999	0.44
Asia (ex-Middle Eastern)	30,723	25.47	47,131	27.25	36,141	28.30	56,150	30.89	70,076	30.97
Middle Eastern	3,205	2.66	6,231	3.60	3,142	2.46	4,680	2.57	6,141	2.71
Africa	11,347	9.41	15,761	9.11	8,466	6.63	11,297	6.22	15,436	6.82
Oceania	807	0.67	1,310	0.76	899	0.70	1,401	0.77	2,011	0.89
Others	78	0.06	247	0.14	205	0.16	789	0.43	744	0.33

Total	120,617	100.00	172,985	100.00	127,722	100.00	181,768	100.00	226,243	100.00

(1)	Latin American Integration Association.
(2)	Includes Puerto Rico.
(3)	Caribbean Community and Common Market.
(4)	European Free Trade Association.
(5)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade.

Foreign Investment

Foreign Direct Investment (FDI) inflows totaled $34.6 billion in 2007, $45.1 billion in 2008, $25.9 billion in 2009 and $48.5 billion in 2010. In 2011, FDI reached $66.7 billion, the highest number ever recorded in Brazilian history. This result was a reflection of the strong fundamentals of the Brazilian economy.

Net foreign portfolio investment registered an inflow of $48.1 billion in 2007. Net foreign portfolio investment registered an outflow of approximately $767 million in 2008, but registered an inflow of approximately $46.2 billion in 2009, $67.8 billion in 2010 and $17.5 billion in 2011.

The following table sets forth information regarding foreign direct and portfolio investment in Brazil for each of the years indicated.

Table No. 19

Foreign Direct and Portfolio Investment in Brazil

	Inflows			Outflows			Total
	Portfolio(1)	Direct(2)	Total	Portfolio(1)	Direct(2)	Total	Portfolio	Direct	Total
	(in millions of dollars)
2007	209,927	50,233	260,160	161,823	15,648	177,470	48,104	34,585	82,689
2008	266,460	71,836	338,296	267,227	26,778	294,005	-767	45,058	44,291
2009	194,451	53,507	247,958	148,292	27,558	175,851	46,159	25,949	72,107
2010	181,235	78,644	259,878	113,440	30,137	143,577	67,795	48,506	116,301
2011 (3)	127,931	101,719	229,650	110,457	35,059	145,515	17,474	66,660	84,134

(1)	Includes equity securities, bonds, commercial paper and notes, except those related to external debt restructurings.
(2)	Includes reinvested earnings and excludes intercompany debt transactions.
(3)	Preliminary.

Source: Central Bank.

External financing needs, defined as the difference between the current account deficit and net foreign direct investment, have been negative since January 2002. In recent years, rising foreign direct investments have been greater than the current account deficit. In 2011, Brazil’s external financing needs were negative $14.1 billion. Brazil received more through net foreign direct investment ($66.7 billion) than it needed to finance its current account deficit ($52.6 billion). The following table sets forth the external financing needs of Brazil for each of the year’s indicated.

Table No. 20

External Financial Needs

	Current Account	Foreign Direct Investment	External Financial Needs
	($million)	($million)	($million)
2007	1,551	34,585	-36,136
2008	-28,192	45,058	-16,866
2009	-24,302	25,949	-1,646
2010	-47,323	48,506	-1,184
2011 (1)	-52,480	66,660	-14,180

(1)	Preliminary

Source: Central Bank

International Reserves

Brazil’s international reserves have been increasing strongly since 2007. Brazilian international reserves totaled $180.3 billion in 2007, $193.8 billion in 2008, $238.5 billion in 2009 and $288.6 billion in 2010. At the end of 2011, international reserved reached a record level of $352.0 billion, or $63.4 billion more than the value registered at the end of 2010. There was an increase of approximately 22% in 2011, largely as a result of purchases made by the Central Bank on the spot exchange market in order to contain appreciation of the real, most notably in the first half of the year, when a strong inflow of dollars to the domestic market led the Central Bank to make interventions almost on a daily basis. In 2011, the purchases made by the Central Bank on the spot market totaled $47.9 billion, compared with purchases of $41.4 billion made in 2010.

The following table sets forth certain information regarding Brazil’s international reserves at the dates indicated.

Table No. 21

International Reserves

	2007	2008	2009	2010	2011
Total Gold and Foreign Exchange	164,427	191,869	229,819	277,667	344,834
Gold (1)	901	940	1,175	1,519	1,654
Foreign Exchange	163,526	190,929	228,644	276,148	343,180
Special Drawing Rights	2	1	4,510	4,450	3,980
Other reserve assets (2)	15,905	1,913	3,244	4,422	205
Total Official Reserves	$180,334	$193,783	$238,520	$288,575	$352,012

(1)	Includes available stock of financial gold plus time deposits.
(2)	Includes financial derivatives, loans to nonbank nonresidents (includes export credit), reverse repo (securities borrowed with other securities used as collateral) and others.

Source: Central Bank.

Foreign Exchange Rates and Exchange Controls

The Brazilian foreign exchange system has been structured to enable the Federal Government, through the Central Bank, to regulate and control foreign exchange transactions carried out in Brazil.

In an attempt to stop the increasing appreciation of the Brazilian real against the U.S. dollar and other foreign currencies, the Federal Government has periodically taken measures to control the inflow of foreign capital. In recent years, a series of modifications to the Financial Transactions Tax (IOF) have taken place to ease the flow of foreign investment in short-term bond issues and loans and curb appreciation of the real. On October 19, 2009, the Brazilian Government announced the increase of the IOF on foreign capital inflows into Brazilian financial and capital markets. Under this rule, transactions that previously qualified for a 0% tax rate were taxed at 2.0%, regardless of whether they are related to short or long term investments in equities or fixed income.

In October 2010, the Brazilian government twice increased the IOF rate levied on exchange transactions related to the inflow of funds for foreign capital investments in the Brazilian market. Transactions subject to the increased tax include investments in fixed income instruments, such as debentures and other private debt instruments (títulos de dívida privada), and investment funds, including multimarket funds (fundos multimercado), stock funds (fundos de ações) and private equity funds (fundos de investimento em participações—FIPs). The first increase was made on October 4, 2010, when the transaction rate was increased from 2% to 4%. This increase was determined to be insufficient and few days later, on October 19, 2010, the applicable rate was increased again from 4.0% to 6.0%. At the same time, the IOF rate on exchange transactions for foreign capital investments related to the posting of margin (either initial or additional) required by the stock, commodities and futures exchanges was increased from 0.38% to 6.0%.

On October 6, 2010, the National Monetary Council authorized the National Treasury to purchase foreign currency on the spot market as much as four years in advance of maturing external debt. The prior limit had been two years. This policy was adopted by the Government, in part, to reduce overvaluation of the real.

On December 1, 2011, the Government implemented a new change to the IOF, allowing the tax to extend to derivatives transactions by foreign investors. Although the Government has the power to levy this tax, the IOF tax rate on derivatives has been set to zero since the decree was enacted.

On February 29, 2012 and March 9, 2012, the Government implemented additional changes to the IOF as a part of its efforts to counteract appreciation of the real. Specifically, the IOF tax was expanded to tax, at a 6.0% rate, currency exchange transactions in connection with the entry into Brazil of amounts originated from loans and/or securities contracted and/or issued abroad with an average term equal to or less than 1,800 days (5 years). Earlier, the government had amended the measure to increase the minimum term of loans exempt from tax from two to three years.

The real had an exchange rate of R$1.8758 to $1.00 on December 31, 2011. The most important source of real appreciation in relation to the previous year was the increase in foreign exchange inflow of $65.3 billion in 2011, compared with foreign exchange inflow of $24.4 billion in 2010. The appreciation of the real was also due in part to the financial segment, which reported net inflows of $21.3 billion in 2011 against net inflows of $26.0 billion in 2010. Moreover, in 2011 there were net inflows of $43.9 billion in the commercial segment, which had net outflows of $1.7 billion in 2010.

Table No. 22

Foreign Exchange Transactions

	Commercial	Financial	Total
	($million)	($million)	($million)
2007	76,746	10,708	87,454
2008	47,900	-48,883	-983
2009	9,924	18,808	28,732
2010	-1,650	26,004	24,354
2011	43,950	21,329	65,279

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such an imbalance, the Federal Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies.

Swap Transactions

The Central Bank may enter into swap transactions, referenced in benchmark interest rates and foreign currencies, for the purposes of providing foreign exchange hedges for financial institutions and other economic agents in the Brazilian market. The Central Bank does not use swaps as a hedge instrument for its own portfolio. It enters into swap transactions only to diminish volatility in the exchange rate market. In other words, when the Central Bank realizes there are market gaps in the foreign exchange yield curve in Brazil, it announces swap auctions and supplies the demand for this instrument. Therefore, foreign exchange swaps represent an alternative tool to the Central Bank’s spot market intervention. As this instrument has short term maturity (usually no more than three months), is settled in Brazilian reais and there is no obligation to make delivery in foreign exchange, there is no material risk for Brazil.

These swaps are contracted through auctions in the Central Bank’s electronic system and are recorded on the BM&FBOVESPA stock, futures and commodities exchange, in the form of a standard agreement. In the long positions of these contracts, the Central Bank is on the asset side in a domestic interest rate (represented by the average rate for domestic interbank deposits (DI) for one business day) and on the liability side in foreign currency plus a spread rate, which is a representative interest rate in US dollars. Inversely, in the short positions, the Central Bank is on the asset side in foreign currency plus a spread rate and on the liability side in average rates for domestic interbank deposits (DI). Each contract has a notional value equivalent to US$50,000 and is adjusted daily. The amount of required collateral is stipulated by the BM&FBOVESPA. The purchase of these contracts by the Central Bank are known in the financial market as exchange swaps, and the selling operations are identified as reverse exchange swaps.

After not engaging in reverse exchange swaps in 2010, the Central Bank resumed reverse exchange swaps in January 2011. The Central Bank’s net exchange rate exposure was R$-26.2 billion in 2006; R$-39.6 billion in 2007; R$27.8 billion in 2008; R$0.0 (zero) in each of 2009 and 2010 (when no inverted swaps were sold); and R$-3.0 billion in 2011. These figures are presented as assets when the value is positive and as liabilities when the value is negative.

THE FINANCIAL SYSTEM

General

The principal authorities that regulate Brazilian financial institutions are the National Monetary Council (Conselho Monetário Nacional—CMN), which is the highest federal agency responsible for defining Brazilian monetary policy, the Central Bank of Brazil, which is responsible for the implementation, regulation and supervision of the financial system, and the Securities Commission (Comissão de Valores Mobiliários—CVM), which is charged with regulating and supervising the Brazilian capital market.

Subject to regulatory standards that are stricter than international banking standards, banks in Brazil have managed recent international financial crises with relative stability. New capital injections and solid profitability have kept the sector comfortably solvent, despite increases in the costs associated with financing.

The Brazilian financial system is composed of several types of public and private sector financial institutions. As of December 31, 2011, the Brazilian financial system included 139 multi-service banks, 20 commercial banks, 14 investment banks, and numerous savings and loan, brokerage, leasing and financial institutions. The average leverage level in 2011 for the Brazilian banking system as a whole was approximately 2.7 times shareholders’ equity, and Brazilian private sector financial institutions were generally well capitalized. In addition, public sector banking institutions play an important role in the banking industry. Public sector banks accounted for 48.2% of the banking system’s total demand deposits and 28.1% of total assets in December 2011. A significant portion of the activities of federal and State banks involves the lending of Federal Government funds to industry, agriculture and housing. See “Public Sector Financial Institutions”.

The reduction of Brazil’s inflation rate brought about by the Plano Real in the 1990s curtailed the profits Brazilian banks had previously earned from investing deposits in Federal Government securities at high interest rates and made it more difficult for certain financial institutions to survive. To assist distressed banks and strengthen the financial system, the Federal Government instituted, on November 3, 1995, the Program of Incentives for Restructuring and Strengthening of the National Financial System (Programa de Estímulo à Reestruturação e ao Fortalecimento do Sistema Financeiro Nacional, or “PROER”). Among other measures, PROER created special lines of credit for financial institutions and provided incentives for institutions to merge and reorganize by permitting the amortization of goodwill and the write-off of non-performing loans. The Federal Government has not provided any financing under PROER since September 1998 and has since terminated the PROER program.

Another important program for the Brazilian financial system is the Support Program for the Reduction of the State Public Sector in Banking Activity (Programa de Incentivo à Redução do Setor Público Estadual na Atividade Bancária, or “PROES”). PROES provides for three special lines of financial assistance. The first line releases resources backed by collateral consisting of securities or rights related to operations under the administration of the National Treasury or of agencies of the Federal Government. The second line allows State financial institutions to restructure their portfolio of assets and/or their respective liabilities. The third line involves the assumption by federal financial institutions of State financial institutions’ liabilities to the public.

In addition to establishing PROER and PROES, the Federal Government instituted a deposit insurance system on November 16, 1995 and established a program to restructure Brazil’s State banks. See “—Regulation by Central Bank”.

From the implementation of the Plano Real in the 1990s through December 31, 2011, 169 financial institutions were the subject to Central Bank intervention.

Institutional Framework

The basic framework of the modern Brazilian financial system resulted from the creation of regulatory institutions in the 1950s, 1960s and 1970s, During that period, important institutions were formed, including the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social—BNDES), currently one of the world’s largest development agencies, and the Housing Financial System (Sistema Financeiro de Habitação—SFH), which is dedicated to housing financing. The CMN, the Central Bank and the CVM were also established during that time.

The CMN is the deliberative body of the National Financial System and is responsible for, among other things: (i) establishing general guidelines for the implementation of monetary, exchange and credit policies; (ii) regulating the operation, supervision and formation of financial institutions; and (iii) regulating the instruments used to implement monetary and exchange rate policies. The CMN is currently composed of three members: the Minister of Finance, the Minister of Planning and Budget and the President of the Central Bank of Brazil.

The Central Bank of Brazil is responsible for ensuring the stability of the Brazilian real’s purchasing power and a solid and efficient financial system. The Central Bank also implements the monetary, currency and credit policies established by the CMN. In addition, the Central Bank is the official bank of the National Treasury, but is prohibited by the Constitution from financing the National Treasury, either directly or indirectly. Operationally, the Central Bank enjoys independence and its president has ministerial authority. The Central Bank is administered by a board of directors. Each director is appointed by the President of the Republic, subject to confirmation by the Senate.

The CVM is the regulatory body responsible for the development and regulation of Brazilian stock and debenture markets. It is an autonomous, independent and decentralized agency, but it is linked to the Federal Government. Its main objectives are to promote the integrity of the stock market, ensure the efficient operation of Brazil’s stock exchanges, protect holders of securities and oversee the issuance and trading of securities issued by publicly traded companies.

Monetary Policy and Money Supply

On July 1, 1999, Brazil formally adopted inflation targeting as its monetary policy framework. Brazilian law provides that: (i) inflation targets are to be established on the basis of variations of a widely known index, the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo or “IPCA”) released by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatstica or “IPGE”); (ii) the inflation targets, as well as the tolerance intervals, are to be set by the CMN; (iii) inflation targets are to be set no later than June 30 of the second year prior to the year for which the target is being set; (iv) the Central Bank is responsible for implementing the policies necessary to achieve the targets; (v) the targets will be considered to have been met whenever the observed accumulated inflation during each calendar year falls within specified tolerance levels; (vi) if any target is not met, the Central Bank’s president must issue an open letter addressed to the Finance Minister explaining why the target was not met, the measures to be adopted to ensure that inflation returns to the tolerance levels and the period of time that will be needed for these measures to have an effect; and (vii) the Central Bank is to issue a quarterly inflation report that will provide information on the performance of the inflation targeting framework, the results of the monetary policy actions, and the perspectives regarding inflation. Since 2006, CMN has established an inflation target of 4.5%, with a tolerance level of plus or minus 2.0 percentage points, and this target has also been established for 2012, 2013 and 2014.

The Central Bank uses monetary policy instruments, principally the Over/Selic rate (a market-determined overnight rate for operations with federal bonds), to achieve the inflation targets. Since 2004 the Central Bank has fulfilled the inflation targets established by the CMN, and interest rates are gradually converging to lower levels.

The Central Bank reduced the Over/Selic rate target from 19.75% on September 14, 2005 to 11.25% on September 5, 2007. However, the Over/Selic target was raised from 11.25% on April 16, 2008 to 13.75% on September 10, 2008. Due to several economic factors influencing the Brazilian economy, the Central Bank started an expansionary monetary policy to counteract the effects of the 2008/2009 international financial crisis. This cycle of monetary policy began on January 21, 2009, when the Over/Selic rate target was reduced from 13.75% to 12.75%, and ended on July 22, 2009, when the Over/Selic rate target achieved 8.75%. The Central Bank initiated a monetary tightening on April 28, 2010, gradually increasing the Over/Selic rate target from 8.75% on April 28, 2010 to 12.50% on July 20, 2011. With signs of additional turmoil in the global economy in 2011, the Over/Selic rate was reduced gradually from 12.50% on August 31, 2011 to 7.5% on August 29, 2012 in a new loosening cycle.

The Central Bank periodically intervenes in the overnight funds market to maintain liquidity in that market and keep the Over/Selic rate close to its target rate. To control the level of liquidity in the economy, among other instruments, the Central Bank also sells securities with repurchase agreements or purchases securities with resale agreements for a future date. Such open market operations are known as “operações compromissadas,” which are indexed to the Over/Selic rate and totaled R$341.9 billion (or 8.3% of GDP) through December 31, 2011.

The Central Bank’s monetary and liquidity policies also had the effect of supporting price and financial stability. This allowed Brazil to manage adverse global economic conditions and return to economic in late 2009, ahead of many countries.

Since 1999, the Central Bank has attempted to reduce interest rates charged by financial institutions for domestic loans. The spread over the Over/Selic rate was 43.2% in December 1999, and after decreasing to 27.9% in December 2010, the spread increased slightly to 31.3% in December 2011. In February 2012, the spread over the Over/Selic rate was 33.4%. The Federal Government has also implemented several measures to reduce spreads on domestic bank loans and to increase the demand for credit. Such measures can be broadly grouped into three categories: (i) measures to strengthen guarantees and the enforcement of contracts; (ii) measures to increase competition among lenders; and (iii) measures to ease the tax burden and the effects of banking regulations. Specific measures include the approval of amendments to the bankruptcy law and civil code, the dissemination of detailed information on market interest rates on the Central Bank’s website and modifications to the rules relating to the classification of loans and related provisions.

Reserve Requirements. All depositary institutions, commercial banks, multi-service banks, investment banks, development banks, savings and loans and financial institutions are required to satisfy reserve requirements set by the Central Bank. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, time deposits, debt assumption transactions, automatic reinvestment deposits, funding transactions, repurchase agreements and export notes. Circulars No. 3,274 dated February 10, 2005, and No. 3,497 dated June 24, 2010, provide that banks are generally required to deposit 43% of the average daily balance of demand deposits in excess of R$44 million in a non-interest-bearing account at the Central Bank. However, as of July 2012 banks have been required to deposit 44% of their average daily balance of demand deposits, and in July of 2014, this requirement will increase to 45%. Financial institutions with a reserve requirement for cash deposits that are calculated to be R$10,000 or less are exempt from the reserve requirement obligation.

The following table sets forth selected information regarding percentage changes in the monetary base and money supply for the periods indicated.

Table No. 23

Percentage Increases in Monetary Base and Money Supply

	Year Ended December 31,
	2007	2008	2009	2010	2011
Monetary Base(1)	21.1	0.6	12.6	24.6	3.6
M1(2)	32.7	(3.5)	12.0	12.6	1.0
M2(3)	18.1	37.3	8.8	16.7	18.7

(1)	Monetary base represents Central Bank liabilities, including currency and deposits held by commercial banks.
(2)	M1 is currency plus demand deposits.
(3)	M2 is M1 plus savings accounts and private securities, bank certificates of deposit (Certificados de Depósitos Bancários), mortgage bills (letras hipotecárias), real estate bills (letras imobiliárias), bills of exchange (letras de câmbio), and foreign exchange and acceptances (recursos e aceites cambiais).

Source: Central Bank.

Limitation of Public Sector Debt

Since May 1990, CMN has taken various measures to limit expansion of credit in the public sector. In July 1993, the CMN mandated the creation by the Central Bank of a Public Sector Operations Registration System designed to improve credit controls. The CMN has also limited the ability of public sector financial entities to issue additional public indebtedness.

On June 29, 1998, CMN issued Resolution No. 2,515, which establishes certain conditions that must be observed with respect to the external credit operations of States, the Federal District, municipalities, and their respective agencies, foundations and companies. Resolution No. 2,515 requires, among other things, that (i) the proceeds of such external credit operations must be used to refinance outstanding domestic financial obligations of the issuer, with preference given to those domestic obligations having a higher cost or shorter term than the external debt and, pending such application, remain on deposit in an escrow account in a form specified by the Central Bank; (ii) the borrower is required to make monthly deposits in an escrow account in a form specified by the Central Bank, with each monthly deposit to be equal to the total debt service obligation (including principal and interest), divided by the number of months that the obligation is to be outstanding; (iii) the foreign creditor (or underwriter, in case of securities issue) must be a financial institution that traditionally maintains a relationship with Brazil or that has a credit rating equal or higher than “BBB”, according to the international rating agencies; and (iv) the contracts relating to such operations are required to contain a clause expressly providing that the borrower’s obligations are not guaranteed by the Federal Government and that the creditors acknowledge that they will not be entitled to receive any funds from the Federal Government for such operations.

Resolution 3,756 dated July 1, 2009 changed Art. 3 of Resolution No. 2,515 to reflect that before a state bank can raise funds abroad, it must first have a rating equivalent to investment grade or a rating at least similar to the Republic given by one or more well known international rating agencies.

The Fiscal Responsibility Law severely restricts personnel expenditures and extensions of credit at all levels of government in Brazil and provides ceilings for public sector debt. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

Public Sector Financial Institutions

Brazil’s main public sector financial institutions are Banco do Brasil, BNDES and CEF.

Banco do Brasil. Banco do Brasil is one of Brazil’s largest multi-service banks. It is organized as a mixed-capital company, with the Federal Government holding a majority of its voting shares, and is subject to legislation applicable to private sector entities, including all labor and tax legislation. Banco do Brasil functions as a private multiple service bank, although it does engage in some lending programs that implement certain policies established by the CMN. It is also the principal mechanism through which the Federal Government implements its rural credit policy. In addition, Banco do Brasil is responsible for (i) the payment and disbursement of resources required for executing the Federal Budget, (ii) the acquisition and financing of stocks of exportable goods and (iii) arranging payments and receipts made outside of Brazil. It is the main recipient of loans from the National Treasury and federal agencies. On December 31, 2011, Banco do Brasil had assets of R$935.0 billion and shareholders’ equity of R$58.6 billion. Banco do Brasil is currently the largest bank in Latin America.

BNDES. BNDES, the Federal Government-controlled development bank, is primarily engaged in providing medium- and long-term financing to the Brazilian private sector, particularly to industry, either directly or indirectly through other public and private sector financial institutions. BNDES was also responsible for administering the Federal Government’s privatization program. On December 31, 2011, BNDES and entities under its control had assets of approximately R$603.7 billion and a net worth of approximately R$61.0 billion.

As part of the measures taken to combat the impact of the financial crisis of 2008/2009, the Federal Government decided to grant a R$100.0 billion loan to BNDES in January 2009 through transfers of National Treasury bonds. The objective of the operation was to reinforce the flow of business credits, making projects feasible and ensuring continued investment in the Republic. Provisional Measure No. 472, dated December 15, 2009, increased the BNDES credit limit to R$180.0 billion.

In 2011, the National Treasury lent R$45 billion to BNDES and on January 19, 2012, the National Treasury issued securities with a present value of approximately R$10 billion in favor of BNDES, as the final tranche of a R$55 billion program to provide funds to BNDES and support long-term corporate investments. Also in 2011, the Federal Government authorized the Brazilian Treasury to increase the capital of BNDES by R$400 million through the transfer of Federal Government shares in state-owned companies. On April 3, 2012, the Federal Government announced new measures to encourage investment and to protect Brazil’s national economy. As part of its package, BNDES will also expand its subsidized lending with support from the National Treasury in the amount of R$45 billion.

The “TJLP” or long-term interest rate is used on loans from BNDES. The CMN reviews the TJLP rate every three months. Since July 2009, the TJLP has remained at 6%. On March 28, 2012, the CMN decided to to reduce the TJLP to 5.5% for the third quarter of 2012.

CEF. Caixa Econômica Federal, or CEF, a savings bank controlled by the Federal Government, is the principal agent of the Housing Finance System. It is involved principally in deposit-taking and the provision of financing for housing and related infrastructure. CEF also is an important instrument for public social policies. The bank is authorized to engage in activities permitted for commercial banks, mortgage companies, and sanitation and urban infrastructure companies. CEF may also to provide social services as delegated by the Federal Government. Its main activities are related to raising funds through savings accounts, escrow and time deposits, and investment in loans substantially linked to housing. In 2011, the Federal Government authorized the Brazilian Treasury to increase the capital of CEF by R$500 millions. CEF’s assets on December 31, 2011 were approximately R$511.0 billion, and its shareholders’ equity was approximately R$19.6 billion.

Other Financial Institutions. Other federal financial institutions include Banco da Amazônia (Bank of the Amazon), the mission of which is to promote development in the Amazon region, and Banco do Nordeste do Brasil (Bank of the Northeast of Brazil), which is almost wholly owned by the Federal Government and has the mission of promoting sustainable development in northeastern Brazil, providing technical and financial training. From 1997 to 2008, several State banks were sold to private banks, including Banco do Estado do Rio de Janeiro S.A. (BANERJ) and Banco do Estado do Ceará (BEC), among others.

Private Sector Financial Institutions

Since 1988, Brazil has permitted the establishment of multi-service banks, which are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services, including fund management and real estate finance. As of December 31, 2011, there were 132 private multi-service banks operating in Brazil.

Private sector financial institutions include commercial banks, investment banks, multi-service banks and other financial institutions. Brazil’s 19 private sector commercial banks and 99 private multi-service banks with commercial portfolios are engaged in wholesale and retail banking. They are particularly active in taking demand deposits and lending for short-term working capital purposes. Brazil’s 14 investment banks are engaged primarily in collecting time deposits, specialized lending and underwriting securities. As of December 31, 2011, the consolidated shareholders’ equity of the private sector banking institutions in Brazil was R$511.2 billion.

Regulation by Central Bank

The Central Bank is authorized to implement the currency and credit policies prescribed by the CMN and to supervise all financial institutions. Any amendment to a financial institution’s by-laws, increase in its capital or establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank, which is also responsible for determining the minimum capital requirements for financial institutions. The Central Bank is responsible for ensuring that the accounting and statistical requirements established by the CMN are observed. Financial institutions must submit semiannual financial statements reviewed by each institution’s independent auditors and a formal audit opinion, as well as monthly unaudited financial statements prepared in accordance with the standard accounting rules promulgated by the Central Bank.

As part of the Central Bank’s supervision of their activities, financial institutions are required to make full disclosure of credit transactions, foreign exchange transactions, the use of proceeds raised from export and import transactions, and any other related economic activity. Such data is usually supplied to the Central Bank on a daily basis through computer systems, reports and statements. The Central Bank also supervises the operations of consumer credit companies, securities dealers, stock brokerage companies, leasing companies, savings and loan associations and real-estate credit companies.

The Central Bank is also tasked to provide financial stability in Brazilian markets. Accordingly, in 2011 the Central Bank created the Financial Stability Committee (Comitê de Estabilidade Financeira or “Comef”), with the main objective of monitoring financial stability and establishing guidelines and strategies to mitigate risks to the financial system.

Central Bank regulations impose capital adequacy, liquidity, savings deposit insurance, and loan loss reserve requirements on regulated financial institutions, among others measures.

Capital Adequacy, Liquidity and Concentration Limits. Since January 1, 1995, Brazilian financial institutions have been required to comply with the Basel Accord on risk-based capital adequacy, modified by Resolution No. 2,099 dated August 17, 1994. In general, the Basel Accord requires banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 11% for risk-weighted assets and 20% for swap transactions. Tier 1, or core, capital includes equity capital (i.e., common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2, or supplementary, capital includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). Tier 2 capital is limited to the total of a bank’s Tier 1 capital. There are also limitations on the maximum amount of certain Tier 2 capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets, liabilities and off-balance sheet exposure. The risk-based capital adequacy guidelines also establish credit conversion formulae for determining the credit risk of off-balance sheet items, such as financial guarantees, letters of credit and foreign currency and interest rate contracts. Under Brazilian modifications to the Basel requirements (a) only Tier 1 capital (as modified with respect to revaluation reserves) may be counted towards the 11% minimum capital requirement, and (b) the risk weights assigned to certain assets and credit conversion amounts differ to a minor extent.

In June 2004, the Central Bank governors and heads of bank supervisory authorities in the Group of Ten (G-10) countries endorsed a new capital adequacy framework known as Basel II. Basel II builds on the structure of the 1988 Basel requirements by aligning the minimum capital requirements more closely to the bank’s actual risk of economic loss. Basel II, among other things, requires higher levels of capital for borrowers that are thought to present higher levels of risk and establishes a new capital charge for exposures to risk of losses caused by operational failures or external events, including natural disasters.

On February 17, 2011, the Central Bank issued Communication No. 20,615 with preliminary guidelines and timetable for the implementation in Brazil of the most recent recommendations of the Basel Committee on Banking Supervision (Basel III), and on February 17, 2012, the Central Bank invited the public to comment on proposed Basel III implementation. These recommendations aim to improve prudential regulations on capital and liquidity of financial institutions, as pledged by member countries of the G-20 in November 2010.

The Brazilian financial system is, in general, well capitalized. In December 2011, the Basel Index of the Brazilian financial system was 16.3%, well above the minimum of 11% required in Brazil (which, in turn, is above the required 8% Basel Index). The Central Bank performs stress tests to estimate the impact of abrupt variations in interest rates and exchange rates on the financial system. Several methodologies are used to perform the stress tests, such as sensitivity analyses, ad-hoc scenario analyses and macroeconomic stress tests. The results show that, only after extreme deterioration of the Brazilian macroeconomic environment for six consecutive quarters, would the Basel Index register below the regulatory minimum of 11%. These stress tests suggest that Brazil’s financial system is adequately capitalized and has the ability to absorb shocks, even in difficult economic environments.

Circular No. 3,086 dated February 15, 2002 applies to investment funds and regulates the accounting for securities held in a fund’s portfolio. It also requires that the securities must be classified as securities for trading or securities to be held to maturity. Securities for trading are required to be marked to market daily. To qualify as securities to be held to maturity, (a) the fund must have the financial capacity to hold such securities until maturity and (b) the fund must have a single investor (which, if that investor is another fund, must be a fund that itself has a single investor) that has the financial capacity to hold such securities to maturity.

According to Resolution No. 3,490 dated August 29, 2007, financial institutions and other institutions authorized to operate by the Central Bank must maintain, permanently, an amount of Reference Net Worth (Patrimônio de Referencia, or “PR”) compatible with the risks of their activities. The value of PR must be above the Required Reference Net Worth (“PRE”). The calculation of the PRE should include the exposure of branches abroad. Financial institutions should also maintain sufficient PR to deal with the interest rate risk of operations not included in the trading book. Circular No. 3,568, dated December 21, 2011, established new procedures for calculating the quota of the Required Reference Net Worth regarding the risk of exposures to gold, foreign currency, and in assets and liabilities that are subject to exchange rate changes.

Resolution No 3,658 dated December 17, 2008, modified and consolidated the legislation relating to the provision of information on credit operations to the Central Bank. The procedure that came into force on March 1, 2009, extended the data set and the required institutions that have to provide the information to the Central Bank for inclusion in the Credit Information System (SCR). The inclusion of explanatory notes with qualitative and quantitative information on all financial instruments, as well as a table prepared with a demonstration of sensitivity analysis for each type of market risk became mandatory in the balance sheet of the publicly-traded companies, with Instruction No. 475 of the CVM, published on December 17, 2008. The sensitivity analysis should show three possible stress scenarios: one where the selected risk variable is considered likely; another projecting a variation of at least 25%, and another of at least 50%.

Derivatives and Investment Securities. The Central Bank has issued two regulations—Circular No. 3,082 dated January 30, 2002 and Circular No. 3,068 dated November 8, 2001—to enhance the transparency of financial reporting by financial institutions. Circular No. 3,082 sets forth hedge accounting rules applicable to financial institutions. It requires, among other things, that all derivatives (including hedging transactions) must be marked to market at least monthly. In addition, derivative transactions that are used for hedging purposes are required to be classified according to the risk that is being hedged—market risk or cash flow—and must be with an unrelated third-party and not another company that is part of the consolidated group. Disclosure of, among other things, the strategy behind these derivative transactions and gains and losses arising from such transactions during the reporting period is also required in the notes to the financial statements. Circular No. 3,068 requires that securities held by financial institutions be classified as securities for sale, securities for trading or securities to be held to maturity. Securities for sale or trading are required to be marked to market. The classification also determines the accounting treatment for such securities, including the recognition of any gain or loss for revenue recognition purposes.

On February 8, 2002, the Central Bank issued Communication No. 9,253, which authorizes financial institutions to enter into swap operations, forward contracts and non-standardized options linked to federal public securities. Resolution No. 3,505 dated October 26, 2007 of the CMN authorizes financial institutions to enter into all kinds of options in the over-the-counter market (not only non-standardized options) as long as the derivative is registered in the over-the-counter market or in a system organized by authorized institutions.

Deposit Insurance. Since 1996, Brazil has been a deposit insurance system which functions through the Credit Guarantee Fund (Fundo Garantidor de Crédito – FGC) to protect certain creditors in cases of (1) intervention, nonjudicial liquidation or bankruptcy of an institution or (2) the Central Bank’s recognition of a state of insolvency at an institution that, according to current law, is not subject to one of the mechanisms listed in (1) above. The participants in the FGC are all financial institutions and savings and loan associations, with the exception of credit cooperatives and the credit sections of cooperatives.

The following liabilities are covered by the guaranty provided by the FGC: demand deposits or those that may be withdrawn through prior notification; savings deposits; time deposits, in both book entry and certificated form; bills of exchange; real estate bonds; and mortgage bonds. The following liabilities are not covered by the guarantee: liabilities in the name of other institutions that are members of the National Financial System; deposits, loans or any other resources contracted or raised abroad; and credits in the name of certain persons affiliated with an institution, generally managers and other members of the consolidated group of which such institution is a member.

The FGC is a nonprofit, civil association governed by private law and headquartered in the municipality of São Paulo. The FGC is subject to the jurisdiction of the municipality of São Paulo and its duration is unlimited. The FGC guarantee covers up to R$70,000 per person of covered claims against a single institution or against all the institutions of a single financial conglomerate. On December 31, 2010, the net equity value of the FGC was R$23.7 billion. On November 2010, Banco Panamericano requested, for its capital restructuring, a contribution of R$2.5 billion from FGC.

On March 26, 2009, CMN Resolution No. 3,692 authorized the FGC to provide additional guarantees for investments in CBD’s (time deposits issued by banks) up to the maximum value of R$20 million per account. The investments will be known as “time deposits with special security of FGC” and should have a minimum term of 12 months and a maximum term of 60 months. Each institution may receive up to R$5 billion of coverage. The contribution for such guarantee will be 0.0833% monthly on the balance of deposits received under the new system, equivalent to 1% a year.

On May 24, 2012, the Brazilian National Monetary Council altered lending credit guarantee and liquidity rules as part of an effort to assure continued availability of local credit during tightening credit conditions. Among the measures approved, the

Council authorized the creation of a database registering borrowers’ property and vehicle data to help enforce guarantees on outstanding loans. Additionally, the Council revised the statute of the country’s FGC credit guarantee fund to modernize the fund’s governance and assure representation of member institutions. Along with those measures, the Council approved the establishment of minimum liquidity management standards for financial institutions.

Loan Loss Reserves. CMN Resolution No. 2,682 dated December 21, 1999 and Resolution No. 2,697 dated February 24, 2000 introduced a nine-category classification system under which loans and other extensions of credit are assigned ratings ranging from AA to H according to perceived credit risk of the borrower or guarantor and the nature of credit. The ratings are assigned initially when the extension of credit is made and thereafter are reevaluated on a monthly basis; a rating assigned to any credit is subject to change if there are amounts payable in respect of that credit that are in arrears. Loan-loss provisions vary according to the rating assigned to a particular credit and range from 0% for loans not in arrears) to 100% (for loans more than 180 days in arrears). As of December 2011, 92.3% of the outstanding loans and other extensions of credit of financial institutions operating in Brazil were classified as AA to C (less than 60 days in arrears).

Foreign Currency Loans. Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities). Pursuant to CMN Resolution No. 2,683 dated December 29, 1999, financial institutions may borrow foreign currency-denominated funds in the international markets for the purpose of investment in the domestic market, without regard to minimum periods of amortization and retention of the funds in Brazil. Instead, fiscal measures, such as the IOF, are now used to influence short-term capital flow. Resolution No. 2,770 dated August 30, 2000, consolidated the rules of foreign currency loans between Brazilian or foreign residents.

CMN adopted Resolution No. 3,833 dated January 28, 2010 requiring the registration of hedge transactions conducted with foreign financial institutions or on a foreign stock exchange.

Payment Settlement System. In April 2002, the Central Bank instituted changes to the payment settlement system intended to minimize the systemic and credit risks that had been borne largely by the Central Bank. Under the revised payment system, payment orders in the Reserves Transfer System cannot be processed unless there is a sufficient balance in the paying institution’s reserve account. If the reserve balance is insufficient for the payment order to be processed, the order is queued until the reserve balance is sufficient to make the payment or is rejected. To avoid payment interruptions, the Central Bank introduced an intra-day credit line backed by Brazilian Treasury securities. There is no financial cost for this line, as long as repayment is made the same day; payments not made are treated as overnight loans for which a penalty rate is charged to the institution with the overdraft. This real-time gross settlement system is intended to prevent intra-day overdrafts from being created in the payment system.

Independent Accountants. Financial institutions are required to replace their independent accountants no later than every fourth fiscal year. A former independent accountant of a financial institution can be re-hired only after three complete fiscal years have elapsed from its prior engagement by such financial institution. Independent accountants are required to prepare the following reports: (i) a report on the examined audited financial statements with respect to compliance with accounting principles as well as the relevant rules issued by the CMN and the Central Bank; (ii) a report evaluating the quality and adequacy of internal control procedures, including risk assessment criteria and data processing systems; and (iii) a report on the compliance with applicable operational laws and regulations.

Each independent accountant is required to communicate immediately to the Central Bank any event that may materially adversely affect the relevant financial institution’s status. Financial institutions are required to appoint an executive officer to a supervisory role in the area of accounting in order to ensure compliance with auditing and accounting rules and the rendering of accurate information.

Foreign Banks and Insurance Companies. Under current law, foreign banks duly authorized to operate in Brazil through a branch or a subsidiary are subject to the same rules, regulations and requirements applied to any other Brazilian financial institution. Under the Constitution, the National Congress has the authority to regulate the establishment of new foreign financial institutions in Brazil. However, since the issuance of Ministry of Finance Consideration No. 311 in August 1995, the President has permitted foreign ownerships of banks in Brazil by decree, based on national interest. On December 31, 2011, there were 62 foreign-controlled or foreign-affiliated banks and 18 banks in which there was significant foreign participation operating in Brazil.

In January 1997, the CMN initiated several measures aimed at liberalizing foreign investment in the financial sector and permitting foreign stock ownership and control of banks in Brazil. In 1998, foreign banks acquired control of 42 financial institutions in Brazil, including 15 banks. Between December 1996 and December 2011, foreign bank participation in the Brazilian financial system’s total assets increased to 14.6% from 9.8%, and foreign bank participation in the Brazilian financial system’s net worth increased to 16.9% from 10.3%.

Securities Markets

The CVM implements the policies of the CMN relating to the organization and operation of the securities industry. The CVM is responsible for regulating the country’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to any securities traded on the stock exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on the securities being traded and the companies issuing them. The Central Bank has licensing authority over brokerage firms and dealers and controls foreign investment and foreign exchange transactions.

In 2008, the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias & Futuros, or “BM&F”) and the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or “BOVESPA”) merged, creating the Securities, Commodities and Futures Exchange (“BM&FBOVESPA S.A.”). BM&FBOVESPA S.A. is one of the largest exchanges in the world in terms of market value, the second largest in the Americas, and a leading exchange in Latin America.

On December 31, 2011, there were 466 companies listed on BM&FBOVESPA S.A. and the aggregate market capitalization of all listed companies was approximately US$1,223.2 billion. As of December 31, 2011, the aggregate trading volume on BM&FBOVESPA S.A. was approximately US$968.3 billion. Trades in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although the volume of such trading is limited. The table below sets forth some indicators of market activity on BOVESPA in the five years ended December 31, 2011.

Table No. 24

Market Activity on BOVESPA

	2007	2008	2009	2010	2011
Number of Listed Companies(1)	448	439	434	471	466
Market Capitalization(2)	1,398,720	588,470	1,340,900	1,542,080	1,223,164
Market Volume(2)	615,566	748,761	652,399	910,985	968,341

(1)	Under the CVM Instruction No. 480/09, since December 1, 2010, approximately 39 companies with authority to negotiate fixed-income securities started to be counted as stock exchange companies.
(2)	In millions of U.S. dollars.

Source: BOVESPA.

In December 2000, BOVESPA announced the creation of the New Market (Novo Mercado), a special listing segment reserved for the securities of companies that voluntarily undertook to adopt certain corporate governance practices and provide disclosure beyond that required under Brazilian law then in effect. The listing rules (regulamento de listagem), among other requirements, (i) prohibit the issuance by the listed company of preferred (non-voting) shares, (ii) require that shares representing not less than 25% of the capital of the listed company remain in circulation and be owned by persons other than the controlling shareholder of the listed company, (iii) require the listed company to offer shares to the public in ways that promote a broad dissemination of the shares, (iv) require the listed company to provide “tag-along” rights to minority shareholders that would permit them to sell their shares for the same terms and conditions as those for the sale by a shareholder of controlling interest of the listed company, (v) require the listed company to provide to holders annual financial statements that have been prepared in accordance with generally accepted accounting principles of the United States or International Accounting Standards Committee, (vi) provide for enhanced quarterly reporting, and (vii) require the listed company to permit its minority shareholders to appoint a majority of the members of the listed company’s audit committee.

On October 31, 2001, the Federal Government enacted Law No. 10,303, which amends the Brazilian Corporation Law and the law relating to the CVM. Law No. 10,303 imposes, among other things, restrictions on the issuance of preferred (non-voting) shares; under the law, a non-publicly traded company is prohibited from issuing preferred shares in an aggregate amount that exceeds 50% of that company’s capital stock, while publicly traded companies on the date that the law was enacted were permitted to continue issuing preferred shares in an aggregate amount that is not in excess of 2/3 of capital stock. Law No. 10,303 also gives minority shareholders the right to elect (x) two directors if such shareholders hold common shares that represent at least 15% of the voting shares or 10% of the total capital stock, or (y) one director if such shareholders hold common or preferred shares that represent at least 10% of the total capital stock. The directors so elected by the minority shareholders were given veto rights in the appointment of an independent auditor.

Finally, to convert a publicly held corporation into a close corporation, the purchaser is required to offer to purchase the remaining outstanding shares at their fair value (determined in accordance with the guidelines of the CVM). Companies were given one year to amend their bylaws to make these changes, although the 50% limitation on the issuance of preferred shares was made effective immediately. Law No. 10,303 also amends the Brazilian Securities Commission Law to make market manipulation, insider trading and improper use of one’s position, profession, activity or function crimes punishable by imprisonment and fines. Law No. 10,303 is intended to promote investment in the domestic capital markets by affording additional protections to minority shareholders.

The Brazilian equity market is one of Latin America’s largest in terms of market capitalization. The average daily trading volume rose to US$2.6 billion in 2007, US$3.1 billion in 2008, US$2.7 billion in 2009, $3.7 billion in 2010 and US$3.4 billion in 2011. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to specific rules under Brazilian foreign investment legislation.

The Brazilian equity market is characterized by significant short-term price volatility. The closing levels (U.S. dollar adjusted) for the IBOVESPA, an index maintained by BM&FBOVESPA, were 36,067 on December 31, 2007, 16,068 on December 31, 2008, 39,391 on December 31, 2009, 41,592 on December 31, 2010 and 30,256 on December 31, 2011.

PUBLIC FINANCE

Consolidated Public Sector Fiscal Performance

The consolidated public sector account includes the accounts of three tiers of government (federal, state and municipal) and their respective public companies (state-owned non-financial Federal, state and municipal companies), as well as the Central Bank of Brazil and the public social security system. In the disclosure below, the concept of public debt includes non-financial institutions as well as public funds that have no characteristics of financial intermediaries (i.e., those whose sources of funds are fiscal or para-fiscal contributions). It also includes the financial results of the Brazil-Paraguay joint electric energy company, Itaipu (Itaipu Binacional). With the adoption of several important structural reforms in recent years, the Federal Government has established as its objective a substantial improvement in the fiscal performance of the consolidated public sector as measured by the primary balance.

Fiscal balance in Brazil is measured by the financial balance or nominal balance, and the primary balance, each of which is calculated according to the official statistical guidelines of the IMF:

•

Financial Balance or Nominal Balance, which is referred to as the Public Sector Borrowing Requirement (“PSBR”), is calculated as the difference between the level of consolidated public sector debt in one period and the level of such debt in the previous period, excluding the effects of the Federal Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods;

•	Primary Balance, is the financial balance (or nominal balance) less net borrowing costs of the Federal Government.

The PSBR was 2.8% of GDP in 2007, declined to 2.0% of GDP in 2008, increased to 3.3% of GDP in 2009, but declined to 2.5% of GDP in 2010 and 2.6% in 2011.

In recent years Brazil’s consolidated public sector primary surplus has been around 3% of GDP. It was R$88.1 billion (3.3% of GDP) in 2007 and R$103.6 billion (3.4% of GDP) in 2008. It reached R$64.8 billion (2.1% of GDP) in 2009, because of the international crisis, but increased to R$101.7 billion (2.78% of GDP) in 2010 and R$128.7 (3.11% of GDP) in 2011. In July 2012, the public sector registered a primary surplus of R$5.6 billion, compared to R$13.8 billion registered in July 2011. For the 12-month period ended July 31, 2012, the accumulated surplus was R$107.9 billion (2.5% of GDP). In 2009, as a result of the Government’s response to the international crisis, the consolidated public sector primary surplus included the Growth Acceleration Program investment rebates (0.6% of GDP), so the adjusted surplus target for the year was accomplished.

Since 2011, the primary surplus targets have been fixed in nominal terms, calculated as an amount equivalent to 3.1% of the GDP projected for the next year in the budget directives law (Lei de Diretrizes Orçamentárias, or “LDO”). The LDO for 2012 (Law No. 12,465 dated August 12, 2011) established as a target for 2012 a consolidated public sector primary surplus of R$139.8 billion (in nominal terms), and allows the deduction of up to R$40.6 billion of public expenditures pursuant to the PAC (see “—2012 Budget”).

Set forth below are the public sector borrowing requirements for the five year period ending December 31, 2011. In addition to the cash balance of the National Treasury, the public sector borrowing requirements include the borrowing requirements of public enterprises, the social security system, the Central Bank, States and municipalities and public funds.

Table No. 25

Public Sector Borrowing Requirements Historical Summary(1)

	2007	2008	2009	2010	2011
Selected Economic Indicators
Real GDP Growth (2)	6.1%	5.2%	(0.3)%	7.5%	2.7%
Monetary Base (end of period) change	21.1%	0.6%	12.6%	24.6%	3.6%
Real interest rate(3)	7.1%	6.2%	5.4%	3.7%	4.8%

Public Finance(4)
Nominal Balance	(2.8)	(2.0)	(3.3)	(2.5)	(2.6)
Primary Balance	3.3	3.4	2.0	2.7	3.1
Interest Rate	2.7	1.9	5.6	0.7	3.8

(1)	Surplus (deficit).
(2)	Accumulated change from prior period.
(3)	Accumulated change in the fiscal year, deflated by the IPCA.
(4)	All figures expressed as a percentage of GDP.

Source: Central Bank.

The table below shows the contributions of the Federal Government, the State and local governments and public sector enterprises with regard to the PSBR.

Table No. 26

Public Sector Borrowing Requirements by Sector (1)(3)

	% of GDP	% of GDP	% of GDP	% of GDP	% of GDP
Item	2007(2)	2008(2)	2009(2)	2010(2)	2011(2)
Total
Nominal	(2.8)	(2.0)	(3.3)	(2.5)	(2.6)
Primary	3.3	3.4	2.0	2.7	3.1
Federal Government
Nominal	(2.2)	(0.8)	(3.3)	(1.2)	(2.1)
Primary	2.2	2.4	1.3	2.1	2.3
State and Local Government
Nominal	(0.5)	(1.2)	0.1	(1.3)	(0.5)
Primary	1.1	1.0	0.7	0.6	0.8
Public Sector Enterprises
Nominal	(0.1)	(0.1)	0.0	0.0	0.0
Primary	(0.1)	0.1	0.0	0.1	0.1

(1)	Surplus (deficit).
(2)	It reflects the ratio of flows to GDP, both valued for the last month of the period.
(3)	Petrobrás, the state-controlled oil company that had historically accounted for approximately 0.5% of the primary surplus of the federal budget in nominal terms, was removed from the calculation of the primary surplus beginning in 2009. Eletrobrás, the state-controlled electricity holding company that historically had accounted for approximately 0.2% of the primary surplus of the federal budget in nominal terms, was also removed from the calculation of the primary surplus beginning in 2010. The IMF publication Government Finance Statistics 2001 suggests that federal state-owned companies not be included in the fiscal accounts of the public sector.

Source: Central Bank.

Budget Process

The Federal Government’s fiscal year is the calendar year. Responsibility for the preparation of the federal budget rests with the executive branch, although the National Congress plays a major role in budget determinations. The budget proposal is prepared based upon discussions among representatives from the National Treasury of the Ministry of Finance and the Federal Budget Secretariat (Secretaria de Orçamento Federal, or “SOF”), jointly with the Planning and Strategic Investments Secretariat (Secretaria de Planejamento e Investimento Estratégico). After discussions among representatives of SOF, the National Treasury and each other Ministry, SOF submits a formal proposal of the Budgetary Guidelines Law—LDO for the succeeding fiscal year to the President of the Republic. The President, in turn, submits the LDO proposal, with any revisions, to the National Congress. The LDO proposal with respect to the succeeding year must be submitted to the National Congress by April 15.

The federal LDO sets the macroeconomic and fiscal targets for the Government and nonfinancial enterprises. It also provides guidelines on budget formulation and execution. As required by the Fiscal Responsibility Law (Lei de Responsabilidade Fiscal, or “LRF”), the LDO presents historical data about how the budget was executed in the preceding two fiscal years. It also includes fiscal targets and fiscal risks and projections for the follwing two years in terms of primary balances, debt stock, and revenue and expenditure aggregates.

At each level of government the LDO is prepared before the Annual Budget Law (LOA). The LDO provides a basis for drafting the LOA. as the LDO, sets out the main fiscal targets and priorities of the administration, including the capital expenditures for the subsequent fiscal year, along with the fiscal risks.

The National Congress is charged by law to approve and submit the LDO to the President by July 17 and may not begin its winter recess until it does so. The LDO becomes effective immediately if the National Congress approves the presidential proposal without revision. If the National Congress alters any item of the proposal, the President may veto any provision of the revised LDO. All provisions that are not vetoed become effective upon presidential signature. The National Congress may override the veto by a two-thirds majority vote. If the veto is overridden, the provision becomes effective upon the override.

The executive branch is charged with submitting to the National Congress a detailed budget for the succeeding fiscal year (Proposta de Lei Orçamentária) that is consistent with the broad contours set forth in the LDO. Each ministry proposes a detailed budget with respect to its operations, and SOF meets with each ministry to discuss its proposal. SOF finalizes a federal budget proposal, which it submits to the President, who may revise the proposal. The President is then required to submit the budget, as revised, to the National Congress by August 31.

The National Congress may itself propose revisions to the President’s proposed budget. The National Congress may not, however, propose alterations on any items regarding payments of external debt that the Republic has incurred. By December 22, the National Congress must submit to the President its approved budget for the succeeding year.

The President is granted 15 days to review and sign the budget. If the National Congress alters any item of the proposal, the President may veto any provision of the revised LOA. If the President signs the budget or a veto is overridden prior to the end of the year, the provisions that are not vetoed or for which the veto has been overridden become effective as of January 1 of the following year as the LOA (Lei Orçamentária Anual, or Annual Budget Law).

According to the Fiscal Responsibility Law, a Presidential Budget Implementation Decree (Decreto de Programação Orçamentário-Financeiro) should be issued within 30 days of Congress enacting the budget. The Implementation Decree provides a monthly schedule of revenues and expenditures. This schedule can subsequently be revised every two months in light of the performance of revenues, with adjustments in annual cash limits for each ministry as well as the amount of commitments that each ministry can enter into during each month. The Brazilian Constitution contains provisions that guarantee the funding of three types of government expenditures: revenue-sharing with states and municipalities; salaries (and pensions) for government employees; and interest on, and repayment of, the public debt.

Within 30 days after the end of each two-month period, the Federal Government publishes a summary report of the budget execution, as required by the Constitution. At the end of a two-month period, if the Federal Government finds that the budgeted amounts may prevent achievement of the primary surplus target, it will limit expenditures and financial transactions in order to achieve such surplus target.

Constitutional Amendment No. 32, effective since September 12, 2001, provides that the implementation of multi-year plans and budgets must occur through formal legislation and cannot be implemented through provisional measures. See “The Federative Republic of Brazil—Form of Government and Political Parties”.

The target set for public enterprises changed in 2009 primarily due to the withdrawal of the Petrobrás Group companies from such group. The Federal Government is giving special treatment to the Petrobrás Group by removing it from the calculation of the fiscal result of the public sector, resulting in the withdrawal of assets and liabilities of the company from the calculation of the Net Public Sector Debt (“DLSP”) with future flows of transactions of the company ceasing to affect DLSP and the financing needs of the Public Sector.

2012 Budget

The Budget Guidelines Law (LDO) for 2012 (Law No. 12,465 dated August 12, 2011) established a 2012 primary surplus target of R$139.8 billion for the consolidated public sector and R$97.0 billion for the Central Government. It also allowed the deduction of up to R$40.6 billion of public expenses from PAC.

Decree Nº 7.707, released on March 29 of 2012, is the most recent iteration of the Annual Budget Law (LOA-2012). It forecasted a primary surplus of R$97.0 billion for the Central Government based on estimated primary revenues of R$908.2 billion (net of states and municipalities transfers) and primary expenditures of R$811.2 billion.

The principal assumptions underlying the 2012 budget estimates are set forth below.

Table No. 27

Principal 2012 Budget Assumptions

	Year Ended December 31, 2012
Gross Domestic Product
Nominal GDP (billions of reais)	R$	4,523.0
Real GDP Growth		5.0%
Inflation
Domestic Inflation (IPCA)		4. 7%

Source: SEPLAN/ SOF

The following table sets forth revenues and expenditures of the Federal Government in 2010 and 2011, and as projected in the 2012 budget.

Table No. 28

Primary Balance of the Central Government and 2012 Budget(1)

	Year Ended December 31		2012
	2010	2011	Budget
	(in billions of reais)
1-Total Revenues	919.8	990.4	1127.5
1.1-Treasury Revenues	705.3	741.3	853.4
1.1.1-Gross Revenue	719.5	757.4	—
Taxes	296.5	355.9	—
Income tax (IR)	208.2	249.8	—
Personal income tax (IRPF)	17.3	22.0	—
Corporate income tax (IRPJ)	89.1	104.1	—
Withheld income tax (IRRF)	101.8	123.8	—
Withheld income tax—Wages	59.8	68.8	—
Withheld income tax—Capital	24.2	34.3	—

Withheld income tax—International	11.3	13.4	--
Withheld income tax—Other	6.5	7.3	—
Industrialized Products Tax (IPI)	40.0	46.9	—
IPI—Tobacco	3.7	3.7	—
IPI—Beverages	2.4	2.8	—
IPI—Automobiles	5.7	7.0	—
IPI—Import-related	11.3	13.7	—
IPI—Other	16.9	19.6	—
Tax on Credit Operations, Exchange and Ins. (IOF)	26.6	31.8	—
Import Tax (II)	21.1	26.7	—
Other	0.5	0.6	—
Social Contributions	249.8	285.7	—
Contribution to Social Security Financing (COFINS)	139.7	158.1	—
Provisional Cont. on Financial Operations (CPMF)	0.1	0.1	—
Social Cont. on Net Corporate Profits (CSLL)	45.9	58.1	—
Cont. on Intervention in Econ Domain (CIDE) Fuels	7.7	8.9	—
Cont. to the Social Integration Program (PIS/Pasep)	40.5	41.8	—
Education-Salary (social contribution for education)	11.0	13.1	—
Other	4.8	5.4	—
Other	173.2	115.9	128.8
Contribution to Civil Service Social Security (CPSS)	10.4	11.3	—
Financial Compensation Quotas	24.4	29.6	—
Directly Collected	27.4	32.9	—
Concessions	1.2	3.9	—
Dividends	22.4	20.0	—
Oil Exploration Cession	74.8	—	—
Other	12.6	18.1	—
1.1.2- (-) Restitutions	(14.1)	(15.9)	—
1.1.3- (-) Fiscal Incentives	(0.1)	(0.3)	—
1.2-Social Security Revenues	212.0	245.9	274.1
1.2.1-Social Security Revenues—Urban	207.2	240.5	—
1.2.2-Social Security Revenues—Rural	4.8	5.4	—
1.3-Central Bank Revenues	2.5	3.2	—
2-Total Expenditures	840.8	896.9	1030.3
2.1-Treasury expenditures(2)	583.0	611.7	714.1
2.1.1-Transfers to States and municipalities	140.7	172.5	185.1
2.1.2-Expenditures of the Federal Administration(3)	433.2	426.5	521.0
2.1.3-Subsidies and subventions	7.9	10.5	8.1
2.1.4-Transfers to Central Bank	1.2	2.1	— .
2.2-Social security benefits	254.9	281.4	316.1
2.3-Central Bank expenditures	3.0	3.8	— .
3-Primary Balance(4)	78.9	93.5	97.2
3.1-Federal Government result (1-2)	79.5	94.1	97.2
3.1.1-National Treasury (1.1-2.1)	122.3	129.6	139.2
3.1.2-Social security (1.2-2.2)	-42.9	-35.5	-42.0
3.2-Central Bank result (1.3-2.3)	-0.5	-0.6	— .
4-Financing Requirement(5)	-80.3	-94.7	-97.2
5-Errors and Omissions(6)	1.4	1.1	0.0

(1)	Consolidated accounts of the National Treasury, Social Security and the Central Bank.

(2)	The Federal Government budget does not divide data into all subcategories for which historical expenditures are calculated.
(3)	Calculated as the sum of transfers to States and municipalities, personnel costs and other expenditures.
(4)	Calculated as the sum of personnel costs and other expenditures, minus subsidies and subventions.
(5)	Above the line. Surplus/(deficit).
(6)	Surplus/(deficit) below the line.

Source: Ministry of Finance/National Treasury Secretariat

Under Constitutional Amendment No. 27 dated March 21, 2000, which became effective on March 22, 2000, the Federal Government created the Desvinculação de Recursos da União, or DRU. It is a temporary budget control mechanism which allows the government to reallocate 20.0% of budget resources for priority purposes, thus adding flexibility to the budget. In other words, 20% of certain tax revenues that the Federal Government would otherwise have been required to devote to specific program areas under the Constitution may be reallocated to other expenses at the Government’s discretion. On December 21, 2011, the National Congress approved Constitutional Amendment No. 68, which extended the DRU until 2015.

The following table sets forth the expenditures of the Federal Government in the years indicated, by function. The figures in this table are not directly comparable with those set forth in the table above entitled “Primary Balance of the Federal Government and 2012 Budget”, because the expenditures set forth in the table above were calculated in accordance with the IMF, which does not include, among other things, debt service expenditures and certain financial investments.

Table No. 29

Expenditures of the National Treasury by Function

(in millions of dollars)(1)

	2008	2009	2010	2011	2012 Budget(3)
Legislative	2,310	2,115	2,645	2,955	3,717
Judiciary	10,458	10,393	12,966	13,799	16,260
Administration and Planning	6,303	6,693	9,064	9,211	13,545
Agriculture	4,167	5,491	5,032	5,524	11,070
Communications	204	183	283	377	767
National Defense and Public Security	13,516	14,441	19,888	19,878	24,800
Regional Development	—	—	—	—	—
Education, Culture and Citizenship Rights	12,719	15,150	23,014	26,870	41,227
Energy and Mineral Resources	234	302	277	299	624
Housing and Urban Planning	671	876	1,064	756	4,582
Industry, Commerce and Services	1,854	1,334	1,642	1,625	3,725
Foreign Affairs	993	892	994	1,061	1,039
Health and Sanitation	24,006	24,845	31,295	37,556	50,573
Labor	11,874	14,264	17,547	21,353	24,245
Assistance and Social Security	155,491	161,879	206,859	241,032	255,156
Transportation	2,601	4,128	6,727	6,362	14,814
Environmental Management	747	774	1,103	1,295	3,628
Science and Technology	2,150	2,419	3,035	3,055	5,401
Agricultural Organization	1,327	1,221	1,263	1,226	3,069
Sports and Leisure	110	76	144	184	1,470
Special Charges	247,651	269,086	460,912	259,482	731,077
Intergovernment Transfers	—	—	—	—	—
Contingency Reserve	—	—	—	—	18,045
Total(2)	499,386	536,560	805,753	653,902	1,228,834

1	-Converted to U.S. dollars using the annual average commercial exchange rate (sell side).
2	-Total expenditures in this table are those reflected in the accounts of the Ministry of Finance, which treats certain expenditures as having been incurred when committed even though the corresponding amounts are disbursed in a later year.
3	-Estimates. Source: General Budget of the Republic-Secretariat of Budget and Finance.

Taxation and Revenue Sharing Systems

The Brazilian taxation system is very extensive. The Constitution authorizes the levying and collection of taxes by the taxing authorities of federal, State and municipal governments, and mandates that the Federal Government share a portion of its tax revenues with the States, municipalities and other institutions. The Federal Government collects taxes on personal and corporate income, industrial products (through the IPI), rural property (through the Imposto sobre a Propriedade Territorial Rural, or “ITR”), financial transactions (through the IOF), certain mandatory contributions to the social security system from legal entities, employers and employees, and import and export tariffs. Municipalities and the Federal District collect taxes on urban property, transfers of property rights and services.

The tax burden in 2010 was 33.6% of GDP, as compared to 33.1% of GDP in 2009. The total amount of tax revenue collected in 2010 was R$1,233.5 billion. From this amount, 69.9% was collected by the Federal Government, 25.2% by the states and 4.9% by municipalities. Taxes in 2010 were derived mainly from: the ICMS (20.8%); the Federal Income Tax (17.3%); Social Security—the Program for Social Integration contribution—PIS (17.2%); and by the Contribution for the Financing of Social Security—COFINS (11.3%).

The IOF tax, IPI, and PIS/CONFINS have been used as instruments to encourage certain activities, through the application of a reduction or exemption. For example, projects in infrastructure sectors such as transportation, ports, energy and basic sanitation have been exempt from PIS/COFINS. These benefits are available for any purchases of machinery, equipment, construction materials and services acquired in Brazil and abroad.

Micro or small companies are eligible to contribute to a simplified tax collection system known as “Simples Nacional,” which enables these companies to pay a single unified tax based on their level of gross revenues, rather than paying several different taxes. The Simples Nacional, established by Complementary Law No. 123 dated December 14, 2006, became effective on July 1, 2007. This law replaced the “Simples Federal” Law No. 9,317 dated December 5, 1996, merging six different federal taxes (Corporate Income Tax, IPI, CSLL, COFINS, PIS and employers, contribution to social security), the ICMS at the state level and the Imposto Sobre Serviço at the municipal level. Under this system, taxes for micro and small companies will range from 4.0% to 17.4%, depending on each company’s business activity.

Income Taxation.

Brazil’s individual income tax rates for 2012 are progressive, at the following rates: 0%, 7.5%, 15%, 22.5% and 27.5%. The minimum taxable monthly income is currently R$1,958.26. Income below that level is excluded from income taxes. There are only a restricted number of tax deductions in Brazil are available only in restricted number of cases.

For corporate and other legal entities the basic tax rate is 15.0%, while the surtax on taxable net income exceeding R$20,000 multiplied by the number of months of the period recorded is 10.0%; and the tax related to social welfare (Contribuição Social Sobre o Lucro Líquido—CSLL) levied on net profit is 8.0% with respect to enterprises in general, and 18.0% in the case of financial institutions.

For financial transactions on the fixed income market, the income tax rates for Brazilian citizens are also progressive, at the following rates: 15%, 17.5%, 20% and 22.5%. For foreigners, the income tax on fixed income was reduced from 15% to 0% in February of 2006.

Value Added and Other Taxes. The federal value added tax on manufactured products is levied at scheduled rates at each stage of the production and distribution process. Import and export tariffs are based on published tariff schedules. See “The Brazilian Economy—Historical Background”.

The ICMS (the value added tax in Brazil) is a tax based on the movement of goods and services through interstate and inter-municipal transportation and communication. It is a tax that each State and the Federal District may establish, as determined by the 1988 Federal Constitution. The ICMS is a non-cumulative tax, allowing for the offset of the amount previously charged against the amount owing on each transaction or service. Since September 13, 1996, exports of primary and semi-finished goods and the acquisition of certain fixed assets have been exempted from paying the ICMS (Complementary Law No. 87 or “Kandir Law”).

The IOF was created by Law No. 5,143 dated October 20, 1966 and is a tax levied on transactions related to credit, foreign exchange, insurance, securities and gold (as a financial asset). Changes in the IOF are made by Presidential Decree.

Social Contributions. Business entities are required to make three contributions to social welfare funds. First, corporations (including banks) must make a social contribution of 15.0% of quarterly real profits (“CSLL”) and some financial institutions (including stock exchanges and credit companies) must make a social contribution of 9.0% of CSLL, according to Law No. 11,727 dated June 23, 2008. Second, corporations must contribute 7.6% of monthly corporate billings to COFINS (Law No. 10,833/2003), while financial institutions must contribute 4.0% (Law No. 10,684/2003). Third, corporations must contribute 1.65% of billings to finance other social programs (Programa de Formação do Patrimônio do Servidor Público, or “PASEP”, and together with PIS, “PIS/PASEP”) (Law No. 10,637/2002)). Financial institutions must contribute 0.65% of gross operating revenue to PIS/PASEP. Other sources of funding for social programs include progressively graduated social security taxes that are shared by employers and their employees.

Revenue Sharing. The Federal Government is required to transfer 48.0% of the proceeds from the IPI and the income tax as follows: (i) 21.5% to the States and Federal District Participation Funds, (ii) 23.5% to the Municipalities Participation Funds and (iii) 3.0% to the financing programs for the productive sectors in the North, Northeast and Central West Regions. The Federal Government must also transfer another 10.0% of the proceeds of the IPI to the States and Federal District ratably in proportion to their respective exports of manufactured products.

The Constitution also mandates the distribution to, or sharing with, the States and municipalities of certain other types of taxes collected by the Federal Government. For example, the Federal Government must share part of its revenues from automobile property taxes and the Rural Territorial Property Tax (ITR). Likewise, States must share revenue from certain taxes with municipalities. All of the revenues derived from IOF levied on transactions in gold as a financial asset are distributed with 70.0% allocated to the municipalities and 30.0% allocated to the States, Federal District or federal territory of origin.

The Federal Government must dedicate at least 18.0% of annual tax revenues to education. States, municipalities and the Federal District must invest at least 25.0% of their annual revenues in education.

In each new fiscal year, Federal Government must dedicate at least the same amount to public health investments and services as it dedicated in the previous fiscal year. The Government is also required to increase funding for public health by an amount that corresponds to the difference between the GDP in the prior year’s budget and the projected GDP for the new fiscal year. States and the Federal District must invest at least 12.0% of their annual revenues in health investments and services. Municipalities must contribute at least 15.0% of their annual revenues to this area.

Sovereign Fund

In September of 2008 the Federal Government created a sovereign fund. The stated objectives of the fund are to promote investments in assets both in Brazil and abroad. It may be used to prevent the overvaluation of real, if necessary. It can also be used to stimulate public savings, limit the effects of economic cycles and promote strategic projects for Brazil in other nations.

In December of 2008, the public sector primary surplus surpassed the target and the Federal Government used part of the surplus to capitalize the Sovereign Fund of Brazil – SFB. On December 30, 2011, the SFB was valued at R$15.5 billion.

Responsibility Law and Fiscal Crime Law

On May 4, 2000, the Federal Government enacted the Fiscal Responsibility Law. The law sets forth fundamental principles and directives for public finance and establishes a comprehensive framework intended to eliminate fiscal imbalances. The law applies to each level of government, as well as to government-controlled funds, semi-autonomous entities and public enterprises.

The Fiscal Responsibility Law provides for, among other things:

•

Strengthening of the budgetary process as a planning instrument, with bi-monthly evaluations of fiscal targets for five key variables: revenues, expenditures, nominal and primary fiscal results and public sector debt. Non-compliance with bi-monthly targets for nominal and primary results will trigger automatic cuts in expenditure authorizations and in financial transactions separately at each level of government.

•	Regulation of the “golden rule”, which establishes that the volume of credit operations cannot exceed capital expenditures.

•

Tax exemptions must be accompanied by estimates of their budget and financial impact in the budget year and in the two following years. The proposing entity must also indicate that off-setting revenues exist.

•

Increases in expenditures must be accompanied by estimates of their budgetary and financial impact in the year in which they are first incurred and in the two following years, and by a declaration from the proposing entity stating that such increases are in compliance with multi-year plan (Plano Plurianual—PPA), LDO and annual budget. Also acts creating or increasing expenditures must include the means through which the expenditures will be financed.

•	Limitations on personnel expenditures as a percentage of net current revenues to 50.0% for the Federal Government, 60.0% for the States, and 60.0% for municipalities.

•	Ceilings for public sector debt for the Federal Government, States and municipalities, which are to be verified every four months.

•	A prohibition against the Central Bank issuing its own securities.

•

The Federal Government may guarantee credit operations made by state or municipal governments or other entities, within the limits and conditions established by the Senate, only if the beneficiary of the guarantee presents a note in an amount that is greater than or equal to the guarantee.

•	Courts specialized in the review of public accounts are to advise administrations of actual and potential noncompliance with the Fiscal Responsibility Law.

•	Sanctions for irresponsible behavior and mismanagement are to be established along with civil and criminal penalties in the Fiscal Crime Law.

Exceptions under the Fiscal Responsibility Law are severely limited. Limits on public sector debt and on credit operations will be revised upon request by the President in the case of economic instability and monetary and foreign exchange shocks. Deadlines to reestablish equilibrium will be extended in the case of shortfalls in economic growth. In case of an officially recognized state of emergency, the limits will be temporarily suspended. Fiscal target annexes will be required to account for sources, and funds obtained from sale of public assets will be prohibited from being used to finance current expenditures, except expenditures related to social security.

In accordance with the Fiscal Responsibility Law, Senate Resolution No. 40 dated December 20, 2001, defined the global limits for the consolidated net indebtedness of states and municipalities, and determined that a state’s debt cannot be higher than 200% of its net current revenue and a municipality’s debt cannot exceed 120% of its net current revenue. It also established mechanisms for annual reductions of indebtedness exceeding such limits.

On October 11, 2000, the Brazilian Senate approved legislation known as the Fiscal Crime Law. The legislation amends Brazil’s Penal Code (Decree Law No. 2,848 dated December 7, 1940) and certain other laws to provide penalties for, among other things, the execution of credit operations in excess of authorized limits, the ordering of expenditures not authorized by law and administrative infractions of public finance laws. The legislation, which was approved by the Chamber of Deputies on May 17, 2000, was enacted on October 19, 2000. The Fiscal Crime Law is a complement to the Fiscal Responsibility Law.

PUBLIC DEBT

General

The three main public debt indicators in Brazil are as follows:

1.	Net Public Sector Debt (NPSD), which is the main indicator of indebtedness used by the Brazilian government when making economic policy decisions. It is the indicator that most closely reflects the dynamics of public liabilities and the Federal Government’s fiscal policies, which are shown by the consolidated primary balance at all levels. NPSD in Brazil consists of the domestic and external debt of the Federal Government (including the Central Bank), State and local governments and non-financial public enterprises (except Petrobras and Eletrobras). The Federal Government includes in its Budgetary Guidelines Law (LDO) annual estimates of this indicator’s evolution for the current year and three subsequent years, based on its expectations about real interest rates, economic growth and primary surplus targets for the whole public sector.

2.	General Government Gross Debt (GGGD), which refers to federal, state and municipal government debts, within both the private sector and the financial public sector. Debts owed by state-owned companies (at the three levels of government) are not covered by the GGGD category. Central Bank liabilities also do not figure in this indicator, except its open-market operations committed to the financial sector. To avoid double counting, GGGD does not include liabilities owed by any governmental entity to another entity the liabilities of which are otherwise included in GGGD. As a result, credits represented by public securities held by agencies, federal public funds and other federal entities are disregarded.

3.	Federal Public Debt (FPD), which is a component of NPSD and GGGD (the largest component by amount). It is expressed by the sum of the domestic and external debt for which the federal government is responsible. FPD has two components: the domestic federal public debt (DFPD), issued in local currency, and the external federal public debt (EFPD), issued in foreign currency.

The aggregate amount of Gross General Government Debt increased from R$1,542.9 billion on December 31, 2007 to R$2,243.6 billion on December 31, 2011. Net Public Sector Debt increased from R$1,211.8 billion on December 31, 2007 2007 to R$1,508.5 billion on December 31, 2011. Federal Public Debt was R$1.333.8 billion on December 31, 2007 and increased to R$1,866.4 billion on December 31, 2011. In terms of GDP ratios, Gross General Government Debt decreased from 58.0% on December 31, 2007 to 54.2% on December 31, 2011. GDP ratios for Net Public Sector Debt and Federal Public Debt reduced from 45.5% to 36.4% and from 50.1% to 45%, respectively.

Domestic debt accounts for most of the Gross General Government Debt (95.2% in 2011). In nominal terms, domestic debt increased from R$1,426.1 billion on December 31, 2007 to R$2,135.2 billion on December 31, 2011. However, there was a reduction as a percentage of GDP, from 53.6% on December 31, 2007 to 51.5% on December 31, 2011. The general government external debt amounted to R$116.8 billion on December 31, 2007 (4.4% of GDP) and R$108.4 billion on December 31, 2011 (2.6% of GDP).

From 2007 to 2011, the international investment position of the consolidated public sector increased substantially in 2007, net external assets were R$198.4 billion (7.5% of GDP) and reached R$539.7 billion (13% of GDP) in 2011. This movement was related to the growth of Central Bank’s external assets derived from international reserves accumulation, from R$319.2 billion (12% of GDP) on December 31, 2007 to R$651.7 billion (15.7% of GDP) on December 31, 2011.

With regard to domestic federal public debt (DPFD), the Brazilian National Treasury Secretariat (Secretaria do Tesouro Nacional, or “STN”) has been the sole issuer of securities, which it only issues for fiscal policy purposes. According to the Fiscal Responsibility Law (Complementary Law nº 101, of May 4, 2000, Lei de Responsabilidade Fiscal, or “LRF”), the Central Bank is prohibited from issuing bonds in Brazil’s domestic market. Consequently, the Central Bank uses National Treasury bonds that are in its portfolio, as collateral. The aggregate amount of federal domestic securities debt held by the Central Bank rose from R$359.0 billion (13.5% of GDP) on December 31, 2007 to R$751.8 billion (18.1% of GDP) on December 31, 2011. A significant proportion of this portfolio was used as coverage in Central Bank repurchase (repo) operations, which rose from R$187.4 billion (7% of GDP) on December 31, 2007 to R$341.9 billion (8.3% of GDP) on December 31, 2011. The LRF also provided for the transfer of the positive six-monthly balance from the Central Bank to the National Treasury, as well as its payment, when negative, by issuing securities to the monetary authority.

The following table sets forth the general government gross debt and the public sector net debt for each of the periods indicated.

Table No. 30

Public Sector Debt

	2007		As a % of GDP	2008		As a % of GDP	2009		As a % of GDP	2010		As a % of GDP	2011		As a % of GDP
	(in million of reais, except percentages)
Net public sector debt (A= B+K+L)	R$	1,211,762.8	45.5	R$	1,168,238.3	38.5	R$	1,362,710.7	42.1	R$	1,475,820.2	39.1	R$	1,508,546.9	36.4
Net general government debt (B=C+F+I+J) (1)		1,181,418.4	44.4		1,175,202.9	38.8		1,378,128.7	42.5		1,495,284.5	39.7		1,536,153.9	37.1
Gross general government debt (C=D+E) (2)		1,542,851.8	58.0		1,740,887.8	57.4		1,973,423.7	60.9		2,011,521.7	53.4		2,243,603.7	54.2
Domestic debt (D)		1,426,087.4	53.6		1,595,877.5	52.6		1,861,984.1	57.5		1,902,124.9	50.5		2,135,219.2	51.5
Security debt held by the market (3)		1,204,314.1	45.3		1,236,732.3	40.8		1,369,262.5	42.3		1,569,449.8	41.6		1,746,630.4	42.2
Central Bank repo operations		187,416.2	7.0		325,155.3	10.7		454,709.7	14.0		288,665.9	7.7		341,878.1	8.3
Other debts		34,357.0	1.3		33,990.0	1.1		38,012.0	1.2		44,009.1	1.2		46,710.6	1.1
External debt (E)		116,764.5	4.4		145,010.3	4.8		111,439.6	3.4		109,396.8	2.9		108,384.5	2.6
Federal government		104,432.9	3.9		126,456.2	4.2		94,992.8	2.9		87,503.4	2.3		80,059.3	1.9
States government		10,640.7	0.4		16,054.4	0.5		14,440.1	0.4		18,904.0	0.5		23,723.8	0.6
Local governments		1,690.8	0.1		2,499.7	0.1		2,006.7	0.1		2,989.4	0.1		4,601.5	0.1
Assets of general government (F=G+H)		-533,018.1	-20.0		-563,424.5	-18.6		-830,612.3	-25.6		-979,407.7	-26.0		-1,128,443.6	-27.2
Domestic assets (G)		-533,018.1	-20.0		-563,424.5	-18.6		-830,612.3	-25.6		-979,100.5	-26.0		-1,127,900.6	-27.2
National Treasury single account		-275,843.2	-10.4		-255,216.7	-8.4		-406,354.4	-12.5		-404,516.4	-10.7		-475,622.3	-11.5
Credits with official financial institutions (4)		-14,149.8	-0.5		-43,086.8	-1.4		-144,787.1	-4.5		-256,602.4	-6.8		-319,147.2	-7.7
Worker assistance fund (FAT)		-128,417.0	-4.8		-136,181.1	-4.5		-140,030.2	-4.3		-146,359.7	-3.9		-157,508.5	-3.8
Other assets		-114,608.1	-4.3		-128,939.9	-4.3		-139,440.6	-4.3		-171,621.9	-4.6		-175,622.6	-4.2
External assets (H)		0.0	0.0		0.0	0.0		0.0	0.0		-307.2	0.0		-543.0	0.0
Available Central Bank portfolio (I) (5)		171,584.7	6.4		169,155.6	5.6		183,105.4	5.7		414,537.0	11.0		409,959.0	9.9
Exchange Rate Equalization (J) (6)		0.0	0.0		-171,416.0	-5.7		52,211.9	1.6		48,633.5	1.3		11,034.7	0.3
Central Bank net debt (K)		8,585.5	0.3		-31,922.1	-1.1		-39,188.9	-1.2		-43,401.4	-1.2		-52,616.8	-1.3
Debt		712,121.4	26.8		783,808.8	25.8		1,090,428.8	33.7		1,215,047.9	32.2		1,402,988.6	33.9
Monetary Base		146,617.0	5.5		147,550.0	4.9		166,073.0	5.1		206,853.0	5.5		214,235.0	5.2
Repo operations		187,416.2	7.0		325,155.3	10.7		454,709.7	14.0		288,665.9	7.7		341,878.1	8.3
Commercial bank deposits		102,245.0	3.8		55,886.7	1.8		63,291.7	2.0		315,012.6	8.4		371,253.2	9.0
National Treasury single account		275,843.2	10.4		255,216.7	8.4		406,354.4	12.5		404,516.4	10.7		475,622.3	11.5
Assets		-703,535.9	-26.4		-815,730.8	-26.9		-1,129,617.7	-34.9		-1,258,449.3	-33.4		-1,455,605.4	-35.1

Federal securities in Central Bank	-359,000.9	-13.5	-494,310.9	-16.3	-637,815.0	-19.7	-703,203.0	-18.7	-751,837.2	-18.1
External assets	-319,215.8	-12.0	-483,109.8	-15.9	-408,188.2	-12.6	-473,588.1	-12.6	-651,662.9	-15.7
Other assets	-25,319.2	-1.0	161,689.9	5.3	-83,614.5	-2.6	-81,658.2	-2.2	-52,105.4	-1.3
Public enterprises net debt (L) (7)	21,758.4	0.8	24,957.5	0.8	23,771.0	0.7	23,937.0	0.6	25,009.8	0.6
Domestic debt	48,863.8	1.8	47,379.1	1.6	43,075.5	1.3	40,329.0	1.1	39,655.4	1.0
Domestic assets	-31,197.1	-1.2	-28,081.5	-0.9	-23,521.5	-0.7	-21,198.4	-0.6	-19,999.0	-0.5
Net external debt	4,091.7	0.2	5,660.0	0.2	4,217.0	0.1	4,806.3	0.1	5,353.4	0.1

GDP (8)	2,661,344.0	—	3,032,203.0	—	3,239,404.0	—	3,770,084.9	—	4,143,013.3	—

*	Public sector debt, as presented in this table, consolidates debts between public sector entities. This table does not include liabilities related to the FCVS program. See “Contingent Liabilities”.
(1)	Includes federal, state and local government debt with other economic agents.
(2)	Excludes federal securities in the Central Bank and includes Central Bank repo operations.
(3)	Includes market securities debt, and other securitized credits, less investment within the government and among different government levels.
(4)	Includes credits with BNDES.
(5)	Difference between the Federal securities held by Central Bank and the Central Bank repo operations stock.
(6)	Equalization of the exchange rate depending on the financial result of foreign reserves operations and foreign exchange derivatives operations carried out by the Central Bank.
(7)	Petrobras and Eletrobras are not considered in the statistics.
(8)	Accumulated GDP over the past 12 months—current prices.

Source: Central Bank.

Brazil’s FPD stood at R$1,333.8 billion on December 31, 2007 and increased at an average of 8.8% a year until 2011, to R$1,866.4 billion on December 31, 2011. Nonetheless, FPD presented a downward trend as a percentage of GDP, falling from 50.1% in 2007 to 45% in 2011. The share of the domestic debt in the FPD increased from 91.8% in 2007 to 95.5% in 2011, and the share represented by external debt diminished from 8.2% in 2007 to 4.5% in 2011.

Since 2001, the National Treasury has published a Federal Public Debt Annual Borrowing Plan (ABP) with the objectives of making Brazil’s debt management process more predictable and transparent. In managing the FPD, the National Treasury seeks to meet the Federal Government’s borrowing requirements at the lowest possible long-term financing cost, while maintaining prudent risk levels. The National Treasury also supports the smooth operation of the Brazilian public debt bond market.

In addition to explaining the National Treasury’s debt management objectives, the ABP also includes guidelines for managing the FPD. These guidelines recommend: (i) gradually replacing floating rate bonds with fixed rate or inflation-linked instruments; (ii) increasing the average maturity of outstanding debt; (iii) adjusting the FPD’s maturity structure, with special attention to short-term debt; (iv) developing the yield curve on both domestic and external markets; (v) increasing the liquidity of federal public securities in the secondary market; (vi) broadening the investor base; and (vii) improving the external federal public debt profile through the issuance of benchmark securities, buybacks and structured operations.

Many of the guidelines set forth in the ABP were implemented during the period from 2007 through 2011. There was an improvement in the FPD composition during this period, reducing market and refinancing risks: the share of the fixed rate and inflation-linked securities (as a percentage of FPD) increased from 59.2% as of December 31, 2007 to 65.5% as of December 31, 2011. The FPD linked to the exchange-rate was R$81.5 billion (4.4% of FPD) as of December 31, 2011, compared to R$109.6 billion (8.2% of FPD) as of December 31, 2007. In addition, the average maturity of the FPD increased from 3.3 years as of December 31, 2007 to 3.6 years as of December 31, 2011, while the percentage of the FPD maturing in 12 months declined from 28.2% as of December 31, 2007 to 21.9% as of December 31, 2011.

Table No. 31

Federal Public Debt (1) Indicators

	As of December 31,
	2007	2008	2009	2010	2011
Stock of FPD held by the public (R$ billion)	$1,333.8	$1,397.3	$1,497.4	$1,694.0	$1,866.4
Domestic	1,224.9	1,264.8	1,398.4	1,603.9	1,783.1
External	108.9	132.5	99.0	90.1	83.3

Stock of FPD held by public (% of GDP)	50.1%	46.1%	46.2%	44.9%	45.0%
Domestic	46.0%	41.7%	43.2%	42.5%	43.0%
External	4.1%	4.4%	3.1%	2.4%	2.0%

FPD profile (%):
Fixed rate	35.1	29.9	32.2	36.6	37.2
Inflation linked	24.1	26.6	26.7	26.6	28.3
Floating rate	32.6	33.9	34.5	31.6	30.1
Exchange rate	8.2	9.7	6.6	5.1	4.4

FPD maturity structure:
Average maturity (years)	3.3	3.5	3.5	3.5	3.6
Average life (years)	5.3	5.6	5.5	5.5	5.7
Percentage maturing in 12 months (%)	28.2	25.4	23.6	23.9	21.9

Memo:
GDP (R$ billion)	$2,661.3	$3,032.2	$3,239.4	$3,770.1	$4,143.0

(1)	It includes the National Treasury domestic (DPFD) and external debt (EFPD) held by the public.
Source:	National Treasury.

In 2011, Brazil’s credit rating was upgraded by all major international rating agencies. As a result, Brazil’s long-term foreign currency denominated debt moved into the second tier of the investment grade scale.

In June of 2011, Moody’s not only raised Brazil’s credit rating, but also maintained a positive outlook for Brazilian debt. Likewise, S&P upgraded Brazil’s debt risk rating in local currency to A-. This change in credit rating is particularly significant for Brazil, because more than 95% of its public debt on the market is real-denominated.

Improvements in Brazil’s credit ratings are based on the belief that the Brazilian economy can sustain its growth, even during periods of global economic turmoil. According to the credit rating agencies, development of a robust domestic market in Brazil, backed by the emergence of a new middle class, will allow Brazil to continue to grow and maintain international reserves in excess of indebtedness in foreign currency. As a result of Brazil’s higher credit ratings, the Republic expects that its borrowing costs will decline.

Figure No. 1

Rating Agencies Upgrades

Source: Annual Public Debt Report Presentation

Legal Aspects: Public Debt Regulation and Taxation

Brazil’s legal system is based on civil law (or public law) derived from European legal codes that distinguish between public and private governance, as opposed to common law, based on Anglo-Saxon systems. The legal system involves a Constitution and its amendments, complementary laws, ordinary laws, provisional measures and resolutions. The Constitution, written in 1988, and its amendments supersede other laws.

The Federal Constitution defines the responsibilities of the Executive, Legislative and Judiciary branches at all levels of government with respect to fiscal issues and the public debt; these are consistent with the International Monetary Fund’s provisions on fiscal transparency, based on an evaluation it conducted in Brazil in 2001. As required by the IMF in its Fiscal Transparency Manual and based on the 2001 evaluation, Brazil’s ethical standards for civil servants, particularly those referring to Federal Public Debt managers, are public and transparent.

Pursuant to the Article 52 of the Federal Constitution, the Brazilian Senate is vested with powers to: (i) establish, at the request of the President, global limits for the consolidated debt of the Federal Government, the States, the Federal District and

municipalities, (ii) provide the terms and conditions of the internal and external financial transactions of the Federal Government, including public sector enterprises, at all levels of government, (iii) provide for limits on the terms and conditions for guarantees by the Federal Government of any internal or external financial transaction, and (iv) establish global limits and conditions for the amount of the debt in the form of securities of the States, the Federal District and municipalities. In addition, all external financial transactions of the Federal Government, the States, the Federal Districts and municipalities must be authorized by the Senate.

The Constitution delegates to the Federal Government the right to establish general rules on public finance. Using this power, the Federal Government enacted the LRF, which adopted several rules regarding public debt. Together with Law 4,320 of 1964, the LRF provides the “structural regulation of the public debt” because it lays the foundation for Brazil’s public finances and debt management. In addition, the LDO, which guides the Annual Budgetary Law, may contain provisions that further regulate the public debt. Provisions in the LDO and the Annual Budgetary law provide for “periodic” regulation of the public debt, due to the fact they are only in force for the fiscal year to which they apply.

In 2001, the Senate approved Resolutions Nos. 40 and 43, which set global limits for the amount of consolidated public debt and public securities debt of the Federal District, States and municipalities, as well for domestic and external loans and guarantees by the Republic. Similar resolutions are included in state constitutions and municipal organic laws (constitutions), and they allow legislative branches at various government levels to further limit their public debt.

Law No.10,683 of 2003 specifies that it is the responsibility of the Ministry of Finance (MF) to manage the Federal Government’s domestic and external public debt. Moreover, the LRF states that the MF must verify compliance with the limits and conditions related to each public loan facility. Federal Decree No. 6,102 of 2007 includes regulations promulgated under Law No. 10,683. That decree sets forth and approves the internal structure of the MF, stipulating that the National Treasury would manage the public domestic and external debt, directly or indirectly under the Federal Government, as well verify certain loan information. Administrative Act No.183 of 2003 of the MF stipulates that the National Treasury will handle securities’ operations and Administrative Act No. 410 of 2003 of the STN defines the rules for public security auctions.

Managers of the federal executive branch are bound by Brazil’s Code of Public Ethics, which includes specific penalties for failing to comply with the LRF provisions. High-level government managers (ministers or secretaries) are also bound by the Code of Conduct of the High Federal Administration, which provides for admonition and ethical censorship depending on the gravity of the violation. In addition to these penalties, public servants who are convicted criminally, and have exhausted all appeals, for crimes against the economy, public administration and public assets, and whose accounts related to the exercise of public positions or offices have been rejected by the Courts of Audit for irreparable irregularities, will not be eligible for elected office.

On November 16, 2004, the Senate adopted Senate Resolution No. 20, which authorizes, among other things, (i) the issuance abroad of debt securities denominated in reais or a foreign currency and (ii) liability management through repurchases, exchanges and other transactions, including financial derivatives, in each case pursuant to the National Treasury’s Program of Securities Issuance and Management of Liabilities Abroad. The National Treasury is permitted to issue up to an aggregate of $75 billion under this program, subject to subsequent renewals by the Senate. The proceeds of the sale of securities under this program are used solely for the payment of the National Treasury’s federal public debt.

In connection with taxes on public bonds, Law No. 11,312, dated June 27, 2006, exempted non-resident investors from capital gains withholding taxes on Brazilian domestic government bonds. The exemption does not apply to investors who are resident in countries that have no capital gains taxes or that impose such a tax at a rate lower than 20%. The exemption is intended to increase the demand for Brazilian government bonds and reduce Brazil’s borrowing costs.

Brazilian residents who invest in domestic government bonds are subject to a Financial Transaction Tax (Imposto Sobre Operações Financeiras, or “IOF”)—regulated by Decree No. 6,306, of December 14, 2007. The tax is levied on redemptions, transfers or renegotiations traded in periods of up to 30 days, for fixed income securities operations. The maximum tax rate is 1.5% per day.

Recently, as part of efforts to slow the appreciation of Brazilian currency, the Federal Government increased the IOF on inflows of foreign resources to be applied in Brazil. Decree No. 7,412, of December 30, 2010, and Decree No. 7,632, of December 1, 2011, set a 6% tax on the settlement of exchange operations when the money enters the country to be invested in Brazilian financial and capital markets. Fixed income securities related to infrastructure investment (with specific characteristics described at Law No. 12,431 of June 24, 2001) and equity operations made on BM&FBOVESPA are exempt from this tax.

Finally, by Decree No. 7,698 of March 9, 2012, the Federal Government extended the IOF to tax, at a 6% rate, currency exchange transactions in connection with the entry into Brazil of amounts originated from loans and/or securities contracted and/or issued abroad with an average term of equal to or less than 1,800 days.

Contingent Liabilities

In addition to regular federal domestic securities debt issuances, the Federal Government may assume and restructure liabilities resulting from the sale and closure of state enterprises, subsidies, and adjustments prior to privatization processes. In the past, such liabilities have been restructured to synchronize their maturity dates with the payment capacity of the National Treasury, as well as to lengthen the maturity of the public debt and to make transactions more transparent.

The Federal Government closely monitors its contingent liabilities. As required by the LRF, the LDO contains an Annex that provides information regarding fiscal risks and projections for the following two years in terms of primary balances, debt stock, and revenue and expenditure aggregates.

The main contingent liability monitored by the Federal Government concerns the Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais, or “ – FCVS”). Beginning in 1967, the Federal Government introduced a series of measures designed to provide subsidies to homeowners to address the effects of high inflation on mortgage rates. These subsidies were implemented in the form of the FCVS, which provided mortgage lenders in Brazil with a credit in an amount equal to the difference between the lender’s actual cost of funds and the amounts that the borrower was legally obligated to pay under the terms of his mortgage. Under the FCVS program, the borrower was absolved of the responsibility to pay the amount guaranteed by the Federal Government, and the lending institution recorded the amount guaranteed as an asset receivable.

Although the FCVS program has not covered any mortgages since March 1990, the aggregate amount of the FCVS subsidy still constitutes the main contingent liability of the Federal Government. The aggregate amount of securitized debt as of December 31, 2011 was R$9.72 billion, of which R$9.1 billion is FCVS. As of August 31, 2012, the Federal Government estimates the amount of debt yet to be securitized as R$104.5 billion (2.4% of GDP), of which approximately 79.9% is FCVS.

Public Sector External Debt

On December 31, 2011, Brazil’s consolidated public sector external debt totaled $97.6 billion, or 3.9% of GDP.

The following table sets forth details of Brazil’s public sector external debt by type of borrower at the end of the periods indicated.

Table No. 32

Public Sector External Debt by Type of Borrower

	As of December 31,
	2007	2008	2009	2010	2011
	(in millions of dollars, except percentages)
Central Government	58,991	54,373	54,779	51,888	42,789
Public Entities (1)	21,755	25,347	36,443	49,111	54,839
Guaranteed	13,094	14,373	20,964	25,520	27,291
Non-Guaranteed	8,661	10,973	15,479	23,590	27,549
Total (2)	$80,746	$79,720	$91,222	$100,999	$97,629
External Debt/GDP (%)	5.91%	4.83%	5.61%	4.71%	3.94%

GDP	$1,366,544	$1,650,897	$1,625,636	$2,143,921	$2,475,066

(1)	It includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities.

Source: Central Bank.

The following table sets forth Brazil’s public sector external debt by type of creditor at the end of the periods indicated.

Table No. 33

Public Sector External Debt by Type of Creditor (1)

	As of December 31,
	2007	2008	2009	2010	2011
	(in millions of dollars)
Commercial Banks	8,884	10,485	15,253	14,860	19,486
Foreign Governments	3,078	3,280	3,192	10,889	11,076
Multilateral Organizations	22,421	24,116	28,824	34,097	29,224
Bondholders	46,070	41,562	43,773	41,042	37,776
Suppliers	291	277	180	111	67
Other	2	0	0	0	1
Total	$80,746	$79,720	$91,222	$100,999	$97,629

(1)	Debt with an original maturity of one year or more. It includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities.

Source: Central Bank.

Approximately 56.1% of the public sector external debt is denominated in US dollar. The following table sets forth details of Brazil’s public sector external debt by type of currency at the end of the periods indicated.

Table No. 34

Public Sector External Debt by Type of Currency (1)

	As of December 31,
	2007	%	2008	%	2009	%	2010	%	2011	%
	(in millions of dollars, except percentages)
U.S. Dollars	$41,062	50.9	$40,452	50.7	$46,352	50.8	$50,368	49.9	$54,804	56.1
Japanese Yen	3,882	4.8	4,630	5.8	4,314	4.7	4,811	4.8	3,803	3.9
Due to World Bank (2)	9,427	11.7	10,231	12.8	9,673	10.6	13,274	13.1	8,640	8.8
Deutsche Marks	769	1.0	200	0.3	142	0.2	90	0.1	49	0.1
Due to IDB (2)	12,767	15.8	13,024	16.3	13,739	15.1	14,904	14.8	14,536	14.9
Pounds Sterling	112	0.1	139	0.2	119	0.1	160	0.2	186	0.2
Swiss Francs	4	0.0	3	0.0	2	0.0	0	0.0	213	0.2
Special Drawing Rights	9	0.0	7	0.0	4,516	5.0	4,451	4.4	4,436	4.5
Euros	6,288	7.8	6,122	7.7	5,860	6.4	5,790	5.7	4,589	4.7
Others	6,425	8.0	4,911	6.2	6,504	7.1	7,150	7.1	6,373	6.5
Total	$80,746	100.0	$79,720	100.0	$91,222	100.0	$100,999	100.0	$97,629	100.0

(1)	Total registered public external debt. It includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities.
(2)	Consists primarily of Dollars, Yen, Swiss Francs and Deutsche Marks.

Source: Central Bank.

$42.3 billion of Brazil’s public sector external debt is redeemable in 2021 or thereafter. This represents 43.4% of the public sector external debt. The following table sets forth the amortization schedule of Brazil’s public sector external debt by creditor.

Table No. 35

Public Sector External Debt Amortization Schedule by Creditor (1)

	Outstanding Dec 31, 2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021 and thereafter
		(in millions of dollars)
Multilateral Organizations	29,224	1,558	1,633	1,764	1,972	1,822	1,738	1,517	1,401	1,284	14,535
Commercial Banks	19,486	777	2,589	477	1,472	1,610	1,708	1,209	2,199	3,403	3,987
Foreign Governments	11,076	571	548	489	1,856	1,785	1,708	1,670	1,646	217	585
Bondholders	37,776	2,009	929	651	2,047	1,987	3,089	71	3,391	373	23,229
Suppliers	67	32	15	7	5	3	2	1	0	0	1
Other	1	0	1	0	0	0	0	0	0	0	0
Total	$97,629	$4,947	$5,715	$3,389	$7,352	$7,208	$8,245	$4,468	$8,636	$5,277	$42,337

(1)	This table includes debt with an original maturity of one year or more. Amortization figures in this table include only scheduled payments on outstanding debt as of December 31, 2011.

Source: Central Bank.

External Federal Public Debt—EFPD

Brazil’s EFPD stood at R$108.9 billion in December 2007 (of which R$84.6 billion was represented by bonds and R$24.3 billion was in contractual debt), compared to R$83.3 billion in December 2011 (of which R$71.7 billion was represented by bonds and R$11.6 billion was in contractual debt). As a percentage of GDP, EFPD fell from 4.1% in December 2007 to 2% in December 2011.

In recent years, the National Treasury has concentrated its efforts on new debt issuances and reopenings of existing securities with benchmark maturities (10 and 30 years) on the global market, with the objective of developing the yield curve. This strategy is designed to ensure enhanced liquidity for Brazilian government securities, which increases trading efficiency and lowers spreads between bid and ask prices. Along with fostering new debt issuances and reopenings of securities, the National Treasury has conducted liability management operations in order to: a) increase efficiency of the yield curve and reduce refinancing risk at specific points; b) obtain net gains at current value (NPV savings); c) redeem or exchange government securities that were issued during periods of unfavorable market conditions at high coupons. These operations are effected through tender-offers, exchange-offers and buyback operations, or take place in conjunction with new issuances.

There were three segments of liability management operations carried out over the last two decades. The first was the restructuring of Brazil’s external debt, known as the Brady restructuring, which concluded in 1994. The second occurred in

August 2005, when the National Treasury held an auction to exchange approximately 80% of its C-Bonds (or $4.5 billion) for A-Bonds. In October 2005, the remaining stock of C-Bonds, estimated at $1.1 billion, was redeemed. On April 18, 2006, the Federal Government redeemed all of its outstanding Brady Bonds (approximately $6.6 billion) and thereby completed the third segment. Since the Brady restructuring in 1994, Brazil has timely serviced its external debt without default.

In 2005, due to the considerably lower need for external borrowing, Brazil decided to reduce its contractual debt and prepaid its $20.4 billion debt to the IMF. In the following year, Brazil bought back its remaining contractual debt with the Paris Club for $1.7 billion.

In June 2006, Brazil completed an offer to purchase EFPD securities denominated in dollars and euros consisting of 20 bonds scheduled to mature between 2007 and 2030, with a face-value amount of approximately $1.3 billion. In August 2006, Brazil completed an exchange offer of external debt securities denominated in dollars maturing in 2020, 2024, 2027 and 2030 for securities maturing in 2037. Approximately $500 million in securities at face value were exchanged.

Also in 2006, Brazil announced a permanent program to repurchase EFPD on a regular basis, which initially covered securities maturing up to 2010, including global bonds, euro bonds, Samurai bonds and Brady Bonds. In 2006, Brazil repurchased $7.1 billion in financial value ($6.1 billion at face value), or approximately one-third of the stock of Brazil’s global bonds and 15% of Brazil’s euro-denominated bonds maturing between 2007 and 2012.

The following table sets forth details of Brazil’s EFPD buyback program in the last 5 years.

Table No. 36

EFPD BUYBACK PROGRAM

	Face Value (US$ million)	Financial Value (US$ million)
2007	5,357.80	6,989.91
2008	1,151.32	1,479.42
2009	1,084.57	1,387.90
2010	3,223.91	4,276.82
2011	2,277.80	2,911.72

Over the course of 2009, the National Treasury carried out two other operations: the exchange of financial characteristics for some contracts with multilateral organizations (World Bank and IDB) in July of 2009 and the prepayment of part of the Federal Government debt with the World Bank in December of 2009. Both the World Bank and the IDB allowed amendments to the contracts to convert floating to fixed interest rates, and conversion of principal debt into United States dollars for certain IDB contracts. The renegotiation of all the loans not only generated interest savings, estimated at $77.56 million, but also brought greater predictability for the indexing factors applied to EFPD.

In September 2005, the National Treasury issued the Global BRL 2016 bond on the international market, the first security based on the yield curve in reais on the external market. The objective of this issuance was to take advantage of the enhanced synergy between internal and external debt markets, considering that the longest fixed rate security in the domestic market was a seven-year bond (NTN-F 2012). Global BRL 2022 and 2028 bonds were issued in 2006 and 2007, respectively. A Global 2024 bond was issued in April 2012.

With respect to external federal public debt market operations in 2011, the debt management strategy adopted by the National Treasury included the following:

1. Creation and improvement of benchmarks in the forward interest rate structure, through qualitative issuances;

2. Maintenance of the bond buyback program for securities denominated in dollars and euros;

3. Possibility of external liability management operations, with the aim of enhancing the efficiency of the external interest curve;

4. Maintenance of a transparent relationship with the international financial community;

5. Monitoring of the External Contractual Debt in pursuit of operational alternatives capable of generating financial gains for the National Treasury.

Considering these policy guidelines and the high volatility in international capital markets in 2011, the National Treasury carried out two external operations in dollars, totaling $1.65 billion. The dollar-denominated issuances included a reopening of the 10-year benchmark Global 2021 bond, and a reopening of the 30-year benchmark Global 2041 bond. The Global 2021 bond was issued in July at a yield of 4.19% per year, while the Global 2041 bond was issued in November at a yield of 4.70% per year. In both cases, the yields established were the lowest ever registered for a Brazilian dollar denominated security issued for those maturities. In 2012, the Global 2021 bond was issued in January yielding 3.45% per year, the Global 2024 bond, in reais, was issued in April yielding 8.60% per year, and the Global 2023 bond was issued in September yielding 2.686% per year.

In 2011, the National Treasury repurchased US$1.87 billion (face value) in dollar-denominated securities and €294.02 million (face value) in euro-denominated securities, reducing the overall amount of interest payable to securityholders by Brazil.

In light of the guideline set forth in the 2011 Annual Borrowing Plan, the National Treasury decided to prepay approximately $5.86 billion in debts contracted with the World Bank in two separate transactions. In the first one, on June 1, 2011, contracts with a value of approximately $3.13 billion were settled, representing a savings of $155 million in external debt interest that would be paid over the course of the contracts. In the second transaction, on October 31, 2011, Brazil redeemed contracts worth $2.73 billion, generating a savings of $181 million in interest. Aside from the financial gains, these prepayments reduced World Bank exposure to the country which, at that time, was quite close to the World Bank’s single borrower limit. If this limit had been reached, the World Bank could not provide new loans to the Federal Government, States or municipalities.

Finally, with the objective of securing the resources necessary to service the anticipated external federal public debt in coming years, the National Treasury acquired approximately $11.4 billion in foreign currency in 2011, enough to pay approximately 49% of the entire external debt maturing through 2015.

Table No. 37

External Federal Public Debt (R$ billions)

	2007	2008	2009	2010	2011
External Federal Public Debt[1]	$108.9	$132.5	$99.0	$90.1	$83.3
EFPD (% of GDP)	4.1%	4.4%	3.1%	2.4%	2.0%

Securities	84.6	100.9	78.9	69.4	71.7
Global US$	61.8	76.4	58.7	50.4	55.4
Global BRL	11.7	13.4	9.4	6.6	4.2
Euro	10.8	10.8	10.6	12.2	12.0
Bradies [2]	0.3	0.4	0.2	0.2	0.1
Contractual	24.3	31.6	20.1	20.7	11.6
Multilateral Organizations	20.3	26.5	16.9	16.9	6.9
Private Financial Institutions/Gov. Agencies	4.0	5.1	3.2	3.8	4.7

(1)	All EFPD values in other currencies are converted to US dollars and then, to reais at the spot FX-rate as of the month’s last day.
(2)	Refers to a pre-Brady bond (“BIB”), which does not have an embedded call option.

Source: National Treasury.

Advances in External Debt Management

Since 2006, Brazil has made qualitative changes in its debt structure, including adopting a buyback program and launching tender offers involving external federal public debt (“EFPD”) bonds, in order to improve the maturity profile of Brazil’s short-term debt. Brazil also offered its 2037 Bonds, as part of a privately negotiated exchange offer transaction which occurred in 2006. The overall objective of these transactions was to improve Brazil’s external debt profile while lengthening average maturity terms. Other measures that Brazil adopted to further this objective included exercising the call option of Brady Bonds and repaying its debts to the Paris Club early.

Advances in Domestic Debt Management

The National Treasury adopted a series of measures in 2006 aimed at improving FPD management. In the case of the DFPD, the National Treasury took steps to streamline domestic market operations and consolidate the process of opening the market to nonresident investors. Law No. 11,312/06 was approved, granting nonresidents an income tax exemption on gains earned on investments in Brazil’s public domestic debt bonds. This measure aligned Brazil with international practices, particularly among emerging countries. The measure also produced cost reductions for Brazil and lengthened debt maturities as a result of greater demand on the part of nonresident investors for longer-term fixed rate and inflation-linked securities.

To improve FPD management the Secondary Securities Market Working Group was formed in 2007. Coordinated by the National Association of Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro) and the Brazilian Association of Closed Pension Fund Entities (Associação Brasileira das Entidades Fechadas de Previdência Complementar), the working group is composed of representatives of the Central Bank, National Treasury, Brazilian Securities Commission and Government Pension Fund Secretariat. The task of the working group is to strengthen the Brazilian capital markets segment, deepen discussion on the role of institutional investors in the secondary market and increase the liquidity levels of fixed rate securities in Brazil.

In 2007, the National Treasury issued 10-year fixed rate bonds, called NTN-F 2017s, in the Brazilian domestic market for the first time. When issued, these bonds became Brazil’s longest term fixed rate domestic debt security, supplanting the NTN-F 2014, which was previously considered the longest term security. R$13.2 billion in NTN-F 2017 bonds had been issued by the end of 2007, making these bonds a benchmark security.

Also, in order to increase transparency in the trading of federal public bonds in the secondary market, the Brazilian National Treasury and the Central Bank, through Joint Normative Act No. 15, dated January 14, 2008, raised the disclosure standards that financial institutions classified as dealers must meet to access the National Treasury’s special operations. Specifically, specialist dealers must now post twice daily bid and ask proposals for each bond that is trading. The daily opening spread (the disclosure of bid and ask bond prices) will only be considered in the evaluation criteria if the average yield of the proposals is better or equal to the average yield on each occasion. This measure will allow market participants to have greater knowledge of the prices of offered bonds, providing more transparency and improving the pricing of bonds in primary and secondary markets.

In February 2008, the Central Bank altered the way it calculated the General Gross Government Debt (“GGGD”), to be initially applied to data collected in January 2008. The alterations affect: (i) placement of National Treasury securities in the Central Bank’s portfolio and (ii) repo operations for which the monetary authority is liable. The modifications take into consideration the fact that the National Treasury securities in the Central Bank’s portfolio are related to monetary policy management and do not represent effective fiscal debt. Using the new methodology, GGGD reached 58% of GDP on December 31, 2007 (compared to 64.4% as calculated by the old methodology). The new calculation does not affect the net debt to GDP ratio. On December 31, 2011, the General Gross Government Debt rose to 54.2% of GDP from 53.4% of GDP on December 31, 2010.

In 2010, the National Treasury introduced changes to its securities auctions and improvements to its dealers system, which were designed to improve the operation of the public securities market and thereby promote more efficient FPD financing. The changes adopted in connection with the auctions were made for the purpose of stimulating development of the secondary public bond market through fewer issuer interventions. Under the new dealers system, the performance of each dealer is evaluated every six months, and those with the worst performance are replaced. The performance evaluation is based mainly on direct and repo transactions with the market and shares in public offerings. The rules of and criteria for the dealer system are defined in Joint Normative Acts No. 26 and No. 27, dated February 8, 2012.

The presence of a broad and diversified investor base ensures enhanced demand stability for securities issued by Brazilian agencies and provides the bond market for Brazilian securities with increased liquidity, resulting in lower costs and decreased risk for the issuer. For these reasons, expanding the base of investors in Brazilian securities has been repeatedly discussed as a priority in National Treasury’s Annual Borrowing Plans. CMN Resolution No. 4034, dated November 30, 2011, altered the policy on investments in public securities involving the resources of the Extramarket Funds of state-owned companies, semi-autonomous agencies and public funds. Based on this new resolution, the investment policies of those funds must be linked to one of the Anbima Market Index (IMA) indices (which represent theoretical portfolios of federal public securities), and the linked index cannot be an IMA index tied to the Selic overnight rate.

To comply with the CMN resolution, in February 2012, the National Treasury Secretariat performed securities exchange operations with Extramarket Funds. The securities exchange operations occurred February 7-28, 2012 and resulted in a redemption of R$61.2 billion in securities linked to the Selic overnight rate (LFT). The Anbima indexes that Extramercado Funds were linked to included the IMA-B, composed of securities linked to the consumer price index IPCA (NTN-B), the IRFM, composed of short, medium and long term fixed-rate securities (LTN and NTN-F) and the IRF-M1, composed of fixed rate securities due in less than one year. The impact of these operations on the FPD has resulted in a decrease of around 3.3% in the percentage of securities linked to the Selic overnight rate (compared to January 2012) and 11% of the LFT held by the market (compared to January 2012).

Likewise, on June 11, 2012, the National Treasury performed a securities exchange operation with the Assurance Fund for Period of Work (Fundo de Garantia por Tempo de Serviço or “FGTS”). The exchange operation resulted in the redemption of R$44.1 billion securities, including R$38.1 billion in LFT and R$6 billion in short term fixed-rate securities (LTN). As a result, the FPD has been deeply transformed throughout the first half of 2012. After the operations in February and June, the percentage of the Government’s portfolio’s linked to a floating rate decreased from 66% as of January 2012 to 0.3% in June 2012.

External Debt Restructuring and Debt Record

In November 1983, in light of the Brazilian external debt portfolio at the time, Brazil decided to formalize a global agreement with representatives of 16 countries in the Paris Club framework, with the objective of consolidating its debt with those creditors. The agreement with the Paris Club resulted in specific bilateral agreements between the Brazil and each one of the creditors involved, setting forth specific conditions for each agreement, including interest rates applicable to the refinancing operation, due dates and other terms. Another agreement was signed on February 12, 1992 to restructure part of the public sector debt financed by the Paris Club. The agreement involved 25 agencies in 13 different countries and rescheduled the debt for a period of 14 years, with a three year grace period. To induce its creditors in the Paris Club to agree to the restructuring, Brazil had to adopt a stabilization program approved by the International Monetary Fund—IMF.

On July 9, 1992, Brazil and the Bank Advisory Committee, which consisted of nineteen of Brazil’s largest commercial bank creditors, reached an agreement on the restructuring of Brazil’s medium- and long-term public sector indebtedness owed to commercial banks, as well as a parallel arrangement for interest arrears accrued in respect of such indebtedness since January 1, 1991. Pursuant to that agreement, on April 15, 1994, Brazil issued approximately $43.1 billion principal amount of bonds (“Brady Bonds”) to holders of certain medium- and long-term public sector debt (“Eligible Debt”) of Brazil, or guaranteed by Brazil, owed to commercial banks and certain other private sector creditors in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since January 1, 1991.

On April 18, 2006, the Federal Government redeemed early $6.6 billion aggregate principal amount of Brady Bonds representing the entire outstanding amount of such bonds. Also, with the strong performance of the Brazilian economy, in early 2006, the National Treasury anticipated the payment of the remaining debt with the Paris Club, corresponding to $1.74 billion. Since the Brady restructuring in 1994, Brazil has timely serviced its external debt without default.

TABLES AND SUPPLEMENTARY INFORMATION

Table No. 38

External Direct Debt of the Federal Government (1)

Type	Interest	Issue Date (2)	Final Maturity	Currencies (3)	Outstanding at Dec 31, 2011
					(in millions of dollars)
Multilateral Organizations
World Bank	0.863%	15-Aug-08	15-Aug-23	USD	4
World Bank	1.563%	15-Aug-09	15-Feb-39	USD	27
World Bank	1.563%	15-Jul-05	15-Jan-22	USD	384
World Bank	1.313%	15-Jan-07	15-Jul-23	USD	1
World Bank	1.313%	15-Jan-06	15-Jul-22	USD	5
World Bank	0.863%	15-Jun-07	15-Dec-22	USD	100
World Bank	0.863%	15-Jun-06	3-Jun-24	USD	20
World Bank	0.813%	15-Dec-08	13-Jan-41	USD	8
World Bank	0.813%	15-Dec-09	22-Jun-40	USD	1
World Bank	0.813%	15-May-10	15-May-40	USD	0
World Bank	0.813%	15-Jul-04	3-Nov-20	USD	63
World Bank	7.000%	15-Mar-00	15-Mar-13	USD	4
World Bank	0.813%	15-Dec-03	15-May-18	USD	4
World Bank	7.290%	15-Nov-99	15-Nov-14	USD	4
				Total (World Bank)	626

IDB	0.000%	12-Mar-07	12-Mar-19	CAD	0
IDB	4.670%	29-Oct-98	29-Apr-18	USD	16
IDB	3.100%	15-Jun-07	11-May-29	USD	31
IDB	5.360%	6-Jul-02	18-Dec-12	USD	9
IDB	4.670%	4-Dec-99	4-Dec-19	USD	41
IDB	4.670%	24-May-98	24-Nov-20	USD	100
IDB	4.670%	2-Sep-00	2-Sep-25	USD	84
IDB	5.360%	16-Sep-97	16-Sep-19	USD	196
IDB	4.670%	16-Mar-98	16-Mar-17	USD	29
IDB	4.670%	27-Jul-00	27-Jul-20	USD	10
IDB	4.670%	15-Nov-01	15-Dec-21	USD	16
IDB	4.670%	15-Dec-02	15-Dec-22	USD	3

IDB	4.670%	8-Jul-03	8-Jul-23	USD	4
IDB	5.360%	24-Apr-06	24-Apr-31	USD	880
IDB	0.580%	11-Dec-10	11-Dec-35	USD	3
IDB	4.670%	15-Jun-02	15-Jun-22	USD	362
IDB	3.100%	13-Oct-06	13-Oct-13	USD	57
IDB	4.000%	15-Mar-07	15-Sep-15	USD	3
IDB	3.100%	22-Feb-07	22-Feb-16	USD	57
IDB	0.580%	15-Dec-10	15-Dec-30	USD	16
IDB	0.580%	15-Dec-10	15-Dec-30	USD	0
IDB	4.670%	18-May-01	18-May-21	USD	159
IDB	4.670%	16-Mar-98	16-Mar-22	USD	167
IDB	4.670%	26-Sep-00	1-Feb-26	USD	119
IDB	4.670%	8-Sep-06	8-Sep-29	USD	2
IDB	3.100%	24-Nov-06	24-Apr-16	USD	83
IDB	3.000%	24-Oct-06	24-Apr-16	USD	11
IDB	4.000%	7-Dec-00	7-Dec-25	USD	7
IDB	0.580%	15-May-07	15-Jan-27	USD	2
IDB	4.670%	8-Aug-00	8-Aug-20	USD	3
IDB	4.670%	5-Jun-01	5-Jun-20	EUR	1
IDB	3.000%	6-Jan-07	6-Jul-17	USD	7
IDB	3.000%	29-Oct-00	29-Apr-19	USD	12
IDB	5.360%	30-Apr-98	30-Oct-17	USD	10
IDB	5.360%	15-Jan-08	15-Jan-28	USD	14
IDB	5.860%	15-Jan-08	15-Jan-27	USD	9
IDB	3.100%	26-Dec-06	26-Jun-16	USD	183
IDB	4.670%	15-Sep-98	15-Mar-18	USD	114
IDB	4.670%	24-Nov-97	24-Nov-17	USD	116
IDB	4.670%	13-Mar-99	13-Sep-24	USD	77
IDB	0.580%	10-Mar-10	10-Mar-30	USD	2
IDB	0.580%	15-Sep-10	15-Sep-30	USD	1
				Total (IDB)	3,017

Others	5.820%	1-Sep-01	1-Mar-17	USD	7
				Total Others (from Multilateral Organizations)	7
Total (Multilateral Organizations)					3,650

Foreign governments
Governments Agencies	2.000%	21-Apr-87	31-Dec-18	USD	7
Governments Agencies	5.540%	15-May-01	15-Nov-12	JPY	2
Governments Agencies	8.240%	3-Mar-07	2-Jun-13	JPY	8

Governments Agencies	2.750%	1-Aug-01	1-Aug-16	JPY	24
Governments Agencies	2.000%	30-Jun-05	30-Jun-19	EUR	13
Governments Agencies	3.500%	30-Jun-05	30-Dec-16	EUR	0
Governments Agencies	4.500%	17-Jan-85	31-Dec-15	DEM	0
Governments Agencies	2.000%	30-Jun-05	30-Dec-16	EUR	0
Governments Agencies	4.200%	15-Oct-10	20-Aug-15	USD	11
Governments Agencies	2.400%	20-Oct-10	20-Apr-28	JPY	40
Governments Agencies	4.500%	30-Jun-04	30-Dec-17	DEM	1
Governments Agencies	4.500%	27-Nov-92	30-Apr-12	DEM	0
Governments Agencies	2.400%	26-Dec-00	26-Dec-15	JPY	0
Governments Agencies	2.600%	26-Dec-04	26-Jun-16	JPY	192
Governments Agencies	2.400%	24-May-07	24-Nov-17	JPY	87
Total (Foreign Governments)					389

BONDS
Bonds (GLOBAL)
Global Bond (2012)	11.000%	11-Jan-02	11-Jan-12	USD	736
Global Bond (2013)	10.250%	17-Jun-03	17-Jun-13	USD	723
Global Bond (2014)	10.500%	14-Jul-04	11-Jul-14	USD	477
Global Bond (2015)	7.875%	7-Mar-15	7-Mar-15	USD	1,223
Global Bond (2016)	12.500%	26-Sep-05	5-Jan-16	BRL	1,813
Global Bond (2017)	6.000%	14-Nov-06	13-Jan-17	USD	2,506
A Bond (2018)	8.000%	1-Aug-05	20-Jan-18	USD	1,102
Global Bond (2019-N)	5.875%	6-Jan-09	15-Jan-19	USD	2,300
Global Bond (2019)	8.875%	14-Oct-04	14-Oct-19	USD	1,091
Global Bond (2020)	12.250%	26-Jan-00	14-Jan-20	USD	373
Global Bond (2021)	4.875%	22-Apr-10	22-Jan-21	USD	2,163
Global Bond (2022)	12.500%	13-Sep-06	5-Jan-22	BRL	1,599
Global Bond (2024)	6.600%	16-Mar-01	14-Apr-24	USD	1,745
Global Bond (2024-B)	8.875%	16-Apr-03	14-Apr-24	USD	664
Global Bond (2025)	8.750%	4-Feb-05	4-Feb-25	USD	1,637
Global Bond (2027)	10.125%	9-Jun-97	15-May-27	USD	2,519
Global Bond (2028)	10.250%	14-Feb-07	10-Jan-28	BRL	2,540
Global Bond (2030)	12.250%	29-Mar-00	5-Mar-30	USD	618
Global Bond (2034)	8.250%	20-Jan-04	19-Jan-34	USD	2,155
Global Bond (2037)	7.125%	18-Jan-06	20-Jan-37	USD	3,013
Global Bond (2040)	11.000%	17-Aug-00	17-Aug-40	USD	1,649
Global Bond (2041)	5.625%	7-Oct-09	7-Jan-41	USD	2,925
				Total (“Globals”)	35,571

Bonds (EUROS)
2004 Euro Bond (2012)	8.500%	24-Sep-04	24-Sep-12	EUR	1,085
2005 Euro Bond (2015)	7.375%	3-Feb-05	3-Feb-15	EUR	650
1997 Euro Bond (2017)	11.000%	26-Jun-97	26-Jun-17	ITL	409
				Total (“Euros”)	2,143

Bonds (Others)
1989 BIB	6.000%	31-08-1989	15-09-2013	USD	62
				Total (“Others”)	62
TOTAL (BONDS)					37,776

Commercial Banks
Import Financing Credits with Guarantee of Foreign Governments	1.813%	13-Nov-03	14-May-12	USD	3
Import Financing Credits with Guarantee of Foreign Governments	5.540%	29-Dec-05	29-Jun-21	USD	293
Import Financing Credits without Guarantee of Foreign Governments	1.253%	19-Jun-02	5-Aug-14	USD	0
Import Financing Credits without Guarantee of Foreign Governments	5.500%	15-Jun-10	15-Dec-16	EUR	446
Import Financing Credits without Guarantee of Foreign Governments	5.500%	15-Jun-10	15-Dec-16	EUR	176
Import Financing Credits without Guarantee of Foreign Governments	6.880%	20-Dec-02	30-Nov-15	USD	3
Import Financing Credits without Guarantee of Foreign Governments	6.880%	29-Nov-07	19-Jan-16	USD	3
Loans	1.080%	5-Dec-00	1-Dec-19	GBP	0
Loans	1.080%	5-Dec-00	1-Apr-35	GBP	0
Total (Commercial Banks)					925

Others
Import Financing Credits with Guarantee of Foreign Governments	3.250%	1-Nov-01	10-Mar-12	EUR	0
Import Financing Credits without Guarantee of Foreign Governments	3.200%	9-Jan-03	9-Oct-13	EUR	1
Import Financing Credits without Guarantee of Foreign Governments	3.250%	13-Feb-03	17-Feb-13	EUR	1
Import Financing Credits without Guarantee of Foreign Governments	3.250%	30-Sep-03	30-Sep-13	EUR	1
Import Financing Credits without Guarantee of Foreign Governments	1.563%	25-Feb-01	25-Aug-18	USD	31

Import Financing Credits without Guarantee of Foreign Governments	7.330%	14-Mar-02	14-Mar-16	USD	14
Import Financing Credits without Guarantee of Foreign Governments	1.313%	21-Dec-07	21-Dec-12	USD	1
Total (Others)					50

TOTAL			Total Amount		42,789

(1)	Does not include debt incurred by the Central Bank.
(2)	In the case of multiple tranches, the date refers to the first issuance of the security. (3) Currencies other than U.S. dollars translated into U.S. dollars by the exchange rate (selling) as of December 31, 2011.

Source: Central Bank.

Table No. 39

External Debt Guaranteed by the Federal Government

					Principal Amount
Type	Interest	Issue Date	Final Maturity	Currencies	Amount Disbursed	Outstanding at Dec 31, 2011
					(in millions of dollars)
I. To Public Entities

Multilateral Organizations
World Bank	Various	Various	Various	Various	12,471	8,014
Inter-American Development Bank (IDB)	Various	Various	Various	Various	16,023	11,200
International Monetary Fund (IFM)	Various	Various	Various	SDR	4,433	4,433
Others	Various	Various	Various	Various	567	424
			Total (Multilateral Organizations)			24,071

Foreign Governments
Import Financing Credits	Various	Various	Various	Various	937	400
Original Loans	Various	Various	Various	Various	1,513	1,302
			Total (Foreign Governments)			1,702

Commercial Banks
Import Financing Credits without
Guarantee of Foreign Governments	Various	Various	Various	Various	652	298
Loans	Various	Various	Various	Various	1,513	1,162
			Total (Commercial Banks)			1,460

			Total for Public Entities			27,233
II. To Private Companies
(Including Privatized Companies) Loans	Various	Various	Various	Various	370	182
III. Intercompany Loans
	Various	Various	Various	Various	0	0
			Total for Private Entities			182

			Total for Public and Private Entites			27,415

(1)	Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (sell side) at December 31, 2010.

Source: Central Bank.

Table No. 40

Domestic Securities Debt of the Federative Republic of Brazil

Outstanding on December 31, 2011

Name	Index(1)	Interest Rate	Issuance Date	Final Maturity	Outstanding Amount(3) (millions of $)
National Treasury Letters (LTN)	Fixed	— (2)	Various (Jan 2010–Dec 2011)	Various (Apr 2012–Jan 2015)	$214,765

National Treasury Notes (NTN)
A Series		$6.00%	Various (Dec 1997–Nov 2000)	Various (Sep 2013–Apr 2024)	$4,194
B Series	IPCA	6.00%	Various (Mar 2002–Dec 2011)	Various (Aug 2012-Aug 2050)	$248,347
C Series	IGP-M	6% and 12%	Various (Jan 2001–Dec 2006)	Various (Jul 2017–Jan 2031)	$34,118
D Series		$6% and 12%	Various (Jan 2001–Jun 2003)	Various (Feb 2006–Jul 2008)	$0
F Series	Fixed	10%	Various (Jun 2005–Dec 2011)	Various (Jan 2012–Jan 2021)	$151,280
I Series		$0% and 12%	Various (Mar 1997–Apr 2001)	Various (Jan 2012–Nov 2035)	$687
M Series	$	Libor + 7/8%	Apr 1994–Sep 1994	Various (Apr 2006–Apr 2009)	$0
P Series	TR	6.00%	Various (Jan 1997–Jan 2011)	Various (Jan 2012–Jan 2027)	$312
					$0
National Treasury Bonds	TR	6.00%	Mar 2002	Various (Mar 2012–Sep 2013)	$6
					$0
Financial Treasury Letters (LFT)	Selic	—	Various (Set 2002–Dec 2011)	Various (Mar 2012–Mar 2018)	$291,304
A Series	Selic	0.0245% (4)	Various (May 1998–Jun 2000)	Various (May 2013–Jun 2015)	$1,019
B Series	Selic	—	Various (Set 2000-Dec 2010)	Various (Sep 2015)	$181

National Treasury Certificate (CTN)	IGP-M	12%	Various (May 1998–Aug 2004)	Various (May 2018–Aug 2024)	$3,809
					$0
Financial Treasury Certificate (CFT)
A Series	IGP-DI	6% and 12%	Various (Sep 1998–Apr 2000)	Various (Jan 2012–Sep 2028)	$1,166
B Series	TR	6.00%	Various (Jan 1997–Jan 2006)	Various (Jan 2027–Jan 2036)	$10
D Series		$0% and 6%	Various (Apr 2000–Apr 2002)	Jan 2016–May 2031	$623
E Series	IGP-M	Various	Various (Dec 2000–Jan 2011)	Various (Aug 2012–Jan 2041)	$1,022
					$0
Securitized Credits	IGP-DI	Various	Various (Jun 1998–Aug 1998)	(Jan 2022–Jan 2023)	$292
	INPC	Various	(Jun 1998)	(Jul 2015)	$5
	TR	Various	Jan 1997–Jun 1998	Various (Jan 2014–Jan 2027)	$4,884

Public Debt Certificate (CDP)	TR	Various	(Mar 1998-Mar 2002)	Various (Mar 2028–Mar 2032)	$0
Agrarian Debt Securities (TDA)	TR	Various	Various	Various(Jan 2012–Dez 2031)	$2,137
Total					$960,161

(1)	Securities indexed to each indicated rate/index:

Selic = Central Bank’s overnight rate

IGPM = ) The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.

IPCA = The Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística, or “IBGE”).

$ = U.S. dollar exchange rate

TR = Index based on average daily rate of certificates of deposit issued by the major Brazilian banks

TJLP = Long-term interest rate index

(2)	Zero-coupon securities issued at a discount from their face amount.
(3)	Exchange rate (selling rate) at December 31, 2010 (R$1.6662=$1.00).
(4)	Monthly interest rate.

Source: National Treasury Secretariat (STN).